As filed with the Securities and Exchange Commission on January 19, 1996. Registration No.
	FORM S-2

SECURITIES AND EXCHANGE COMMISSION

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METROPOLITAN MORTGAGE & SECURITIES CO., INC.
(Exact name of Registrant as specified in charter)

         Washington                  		929 West Sprague Avenue
(State or other jurisdiction of             Spokane, Washington 99204
incorporation or organization)              		(509) 838-3111
        91-0609840                     	(Address, including zip code,
     (I.R.S. Employer             			and telephone number,
    Identification No.)                 	including area code,
                                               of registrant's
                                          	principal executive
                                                    offices)

C. Paul Sandifur, Jr.
President
Metropolitan Mortgage & Securities Co., Inc.
929 West Sprague Avenue
Spokane, WA 99204
Telephone No. (509) 838-3111
(Name, address, including zip code,
and telephone number, including area
code, of agent for service)

	Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the Registration Statement becomes effective.

	If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x /
|



	If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item II(a)(1) of this form, check the following box. / /

	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for
the same offering.    /  /.

	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.

	If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.    /  /.




CALCULATION OF REGISTRATION FEE

Title of each	Amount	Proposed	Proposed	Amount of
class of	to be	maximum	maximum	registration
securities to	registered	offering	aggregate	fee
be registered		price per	offering
		unit	price
Preferred Stock
  Series E-6 Shares	250,000	$100	$25,000,000	$ 1,141
Investment Debentures,
  Series II	$96,500,000	$  1	$96,500,000	$ 15,690

Installment Debentures
  Series I
	$ 3,500,000	$  1	$ 3,500,000	$    172


	The Registrant is hereby proposing to register Investment Debentures, Series II, in the amount of $45,500,000, Installment Debentures Series I in the amount of $500,000, and 33,100 shares of Preferred Stock Series E-6 and is hereby amending Registration No. 33-57061 pursuant to Rule 429 of which approximately $51,000,000 of Investment Debentures, Series II, $3,000,000 of Installment Debentures, and 216,900 shares of Preferred Stock Series E-6 remain unsold. The registration fee is calculated on the amount being registered hereunder.

	The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.



PART I

METROPOLITAN MORTGAGE & SECURITIES CO., INC.


Cross Reference Sheet
Showing Location in Prospectus of Items of the Form
Item

1.	Forepart of the Registration Statement and
	Outside Front Cover Page of Prospectus........	Outside Front
		Cover Page
2.	Inside Front and Outside Back Cover Pages of
	Prospectus....................................	Inside Front Cover
		Page
3.	Summary Information, Risk Factors and Ratio
	of Earnings to Fixed Charges and Preferred Stock
	Dividends.....................................	Prospectus
		Summary;
		Summary
		Consolidated
		Financial Data;
		Certain Investment
		Considerations
		- Risk Factors
4.	Use of Proceeds...............................	Use of Proceeds
5.	Determination of Offering Price...............		*
6.	Dilution......................................		*
7.	Selling Security Holders......................		*
8.	Plan of Distribution..........................	Plan of
		Distribution
9.	Description of Securities to be Registered....	Description of
		Securities;
		Description
		of Debentures;
		Description of
		Capital Stock;
		Description of
		Preferred Stock
10. Interest of Named Experts and Counsel.......	Legal Matters;
		Experts
11. Information with Respect to the Registrant..	Front Cover Page;
		Prospectus
		Summary;
		Capitalization;
		Selected
		Consolidated
		Financial Data;
		Management's
		Discussion and
		Analysis
		of Financial
		Condition
		and Results of
		Operations;
		Business;
		Management;
		Principal
		Shareholders;
		Certain
		Transactions;
		Financial
		Statements

12.	Incorporation of Certain Information
	by Reference..................................	Available
		Information

13.	Disclosure of Commission Position on Indem-
	nification for Securities Act Liabilities.....	Indemnification


*Not applicable or negative.


	SUBJECT TO COMPLETION, DATED January 16, 1996

PROSPECTUS

                METROPOLITAN MORTGAGE & SECURITIES CO., INC.
	$96,500,000	Investment Debentures, Series II
	$ 3,500,000	Installment Debentures, Series I
	250,000	Shares Variable Rate Cumulative Preferred
		Stock, Series E-6 ($100 Per Share Offering
			Price and Liquidation Preference)

	The Investment Debentures, Series II and Installment Debentures, Series I (collectively, Debentures) and the shares of Variable Rate Cumulative Preferred Stock, Series E-6 (Preferred Stock) are being offered separately and not as units. Investment Debentures, Series II will pay interest monthly, quarterly, semi-annually or annually, or if left with the issuer interest will compound semi-annually. Installment Debentures Series I will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner. The Debentures are unsecured, senior in liquidation to outstanding equity securities, subordinate to collateralized debt, on parity with unsecured accounts payable and accrued liabilities and on parity with all previously issued and outstanding debentures. The Debentures will be issued in fully registered form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid. Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) reserves the right to change prospectively the interest rates, maturities, and minimum investment amounts on unsold Debentures. The current provisions are set forth below. See "DESCRIPTION OF DEBENTURES".

	MINIMUM	TERM TO	ANNUAL
	INVESTMENT	MATURITY	INTEREST RATE
	__________	______________________	_____________
		INVESTMENT DEBENTURES, SERIES II
	$
	$
	$
	$
		INSTALLMENT DEBENTURES, SERIES I
	$

	PREFERRED STOCK, SERIES E-6

	PRICE				DISTRIBUTION FORMULA
	PER SHARE			(Applicable Rate)
	$100.00				The greater per annum rate of the
						Three-Month U.S. Treasury Bill Rate,
						the Ten Year Constant Maturity Rate,
						or the Twenty Year Constant Maturity Rate,
						plus .5% (Minimum 6%/Maximum 14%)

	The Preferred Stock offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. The Board has authorized, for an indefinite period, a distribution payment on the Preferred Stock of one percentage point above the Applicable Rate. See "DESCRIPTION OF PREFERRED STOCK-Distributions."

	Preferred Stock may be redeemed, in whole or in part, at the option of Metropolitan at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders at the redemption prices set forth herein. See "DESCRIPTION OF PREFERRED STOCK-
Redemption of Shares".

	In liquidation, Preferred Stock is subordinate to all debts of Metropolitan including Metropolitan's Investment and Installment Debentures, Series II and I,
and on parity with other preferred stock and senior to Metropolitan's common stock.  See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".

	There is no trading market for the Debentures or the Preferred Stock and none is expected to be established in the future. See "CERTAIN INVESTMENT
CONSIDERATIONS-RISK FACTORS". A list of persons willing to sell or purchase
Metropolitan's issued and outstanding shares of preferred stock has been maintained by Metropolitan Investment Securities, Inc. (MIS) as a convenience to holders of Metropolitan's preferred stock.  See "DESCRIPTION OF PREFERRED STOCK-
Redemption of Shares".

	This offering of Debentures and Preferred Stock is subject to withdrawal or cancellation by Metropolitan without notice. No minimum amount of Debentures or
Preferred Stock must be sold.

	The Debentures and Preferred Stock offered hereby involve significant investment considerations and risks which should be analyzed prior to any investment decision. See "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS".

	THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY IS
A CRIMINAL OFFENSE.


	PRICE	SALES	PROCEEDS TO
	TO PUBLIC	COMMISSIONS (1)	METROPOLITAN (2)
Per
Debenture	100%	0% to 6%	100% to 94%
Total:	$100,000,000	None - $6,000,000	$100,000,000-$94,000,000
Per
Preferred
Share	$100	0% to 6%	100% to 94%

Total:	$25,000,000	None - $1,500,000	$25,000,000-$23,500,000


	(1)	There is no sales charge to the investor. Metropolitan
will reimburse MIS, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION".

	(2)	Before deducting other expenses estimated at $210,000

	The Debentures and Preferred Stock are being offered for sale on a continuous, best efforts basis directly to investors through MIS, a registered broker/dealer and member of the National Association of Securities Dealers Inc. (NASD), which is the exclusive sales agent for the publicly issued securities of Metropolitan. SEE "CERTAIN TRANSACTIONS". No offering will be made pursuant to this prospectus subsequent to January 31, 1997. The offering is subject to Schedule E of the Bylaws of the NASD. See "PLAN OF DISTRIBUTION".

	The date of this Prospectus is ____________________.


	INSIDE FRONT COVER PAGE OF PROSPECTUS


	No person has been authorized to give any information or to make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Metropolitan. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Metropolitan since the date hereof.

AVAILABLE INFORMATION

	Metropolitan is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission. Such reports and other information filed by Metropolitan can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450
Fifth Street, N.W., Room 1024, Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional
Office, 7 World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates.

	Metropolitan has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof, which may be examined without charge at the Public Reference Room of the Commission in Washington, D.C. or copies of which may be obtained from the Commission upon payment of the prescribed fee.

	Metropolitan hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.


                      TABLE OF CONTENTS                           PAGE

Available Information.........................................

Prospectus Summary............................................
Summary  Consolidated Financial Data..........................
Certain Investment Considerations - Risk Factors..............

Description of Securities.....................................
	Description of Debentures...............................
	Description of Capital Stock............................
	Description of Preferred Stock..........................

Legal Matters.................................................
	Legal Opinion...............................................
	Legal Proceedings...........................................
Experts.......................................................

Plan of Distribution..........................................

Use of Proceeds...............................................

Capitalization................................................

Selected Consolidated Financial Data..........................

Management's Discussion and Analysis of
	Financial Condition and Results of Operations...........

Business......................................................
	Overview................................................
	Receivable Investments..................................
	Real Estate Development.................................
	Life Insurance and Annuity Operations...................
	Method of Financing.....................................
	Competition.............................................
	Regulation..............................................

Management....................................................
	Executive Compensation..................................

Indemnification...............................................

Ownership of Management.......................................

Principal Shareholders........................................

Certain Transactions..........................................

Index to Consolidated Financial Statements....................


PROSPECTUS SUMMARY


	This summary is qualified in its entirety by reference to, and should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Prospectus. This offering involves certain considerations to prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & "CERTAIN
INVESTMENT CONSIDERATIONS-RISK FACTORS".

THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

	Metropolitan Mortgage & Securities Co., Inc. (Metropolitan) was established and incorporated in the State of Washington in January, 1953. Its principal executive offices are located at 929 West Sprague Avenue, Spokane, WA. Its mailing address is P.O. Box 2162, Spokane,
WA 99210-2162 and its telephone number is (509) 838-3111. Where reference herein is intended to include Metropolitan and its subsidiaries, they are jointly referred to as the "Consolidated
Group". Where reference herein is intended to refer to Metropolitan, (e.g. the parent company) it is referred to individually as "Metropolitan".

	The Consolidated Group is engaged, nationwide, in the business of acquiring, holding, selling and servicing receivables (hereinafter Receivables). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. In addition, the Consolidated Group also invests in U.S. Treasury obligations, corporate bonds and other securities and also, engages in real estate development. The Consolidated Group invests in Receivables using funds generated from Receivable cash flows and the sale of annuities, debentures and preferred stock, and securities portfolio earnings. Metropolitan provides Receivable acquisition, management and collection services, for a fee, to its insurance subsidiary, Western United Life Assurance Company (Western United).
Other subsidiaries provide support and ancillary services to the Receivable investment business. These services include the servicing and collection of the Receivables by Spokane Mortgage Co., which does business under the trade name MetWest Services. Metropolitan also provides Receivable acquisition, management and collection services, for a fee to Summit Securities, Inc. (Summit) and to Old Standard Life Insurance Company (Old Standard). See "BUSINESS-Management,
Receivable Acquisition and Collection Services" & "CERTAIN
TRANSACTIONS".

	Metropolitan's subsidiary, Metropolitan Mortgage Hawaii, owns a condominium resort and related real estate in Hawaii. The
Consolidated Group also owns various repossessed and other properties held for sale or development. See "BUSINESS-Real Estate Development."

	At September 30, 1995, the Consolidated Group had 344 full time employees. No personnel are represented by any labor organization and the Consolidated Group considers relations with its employees to be satisfactory.

	Metropolitan's principal office and its subsidiaries' principal offices, are located in commercial buildings in downtown Spokane, Washington on property owned by Metropolitan consisting of a full city block with an aggregate rentable area of approximately 50,000 square feet.

Definitions:

For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document. Also, See "Business".

Consolidated Group: This term refers to the combined businesses consisting of Metropolitan and all of its subsidiaries.

Debentures:	Where this term is capitalized, it refers to the
Installment and Investment Debentures being offered herein. Where not capitalized, it refers to debentures of Metropolitan generally.

MIS:	Metropolitan Investment Securities, Inc.

Metropolitan:	Metropolitan Mortgage & Securities Co., Inc., parent
company only.

Old Standard:	Old Standard Life Insurance Company.

Preferred Stock:	Where this term is capitalized, it refers to the
Series E-6 Preferred Stock being offered herein. Where it is not capitalized, it refers to preferred stock of Metropolitan generally.

Receivables:	Investments in cash flows, consisting of obligations
collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

Summit:	Summit Securities, Inc.

Western United: Western United Life Assurance Company.



ORGANIZATIONAL CHART
METROPOLITAN MORTGAGE & SECURITIES CO., INC.
(as of December 31, 1995)
____________________________________|______________________________
	|			|	|
	100%			|	96.5%
	Metropolitan			|	Consumers
	Mortgage			|	Group
	Hawaii, Inc.			|	Holding
				|	Co., Inc.
				|	|
				|	|
				|	100%
				|	Consumers Insurance
				|	Co., Inc.
				|	|
				|	75.5%
				   24.5% ->	Western United
					Life Assurance
					Company

Metropolitan Mortgage & Securities Co., Inc. - Parent organization, invests in Receivables and other investments, including real estate development, with proceeds from investments and securities offerings.
Consumers Group Holding Co., Inc. - A holding company, its sole business activity currently being that of a shareholder of Consumers Insurance Co., Inc.
Consumers Insurance Co., Inc. - Property and casualty insurer, its sole business activity currently being that of a shareholder of Western United Life Assurance Company.
Western United Life Assurance Company - Metropolitan's largest subsidiary and largest company within the Consolidated Group, is engaged in investing in Receivables and other investments principally funded by life insurance policy and annuity contract sales. Western United is domiciled in the State of Washington. Metropolitan Mortgage Hawaii, Inc. - Holds and develops Hawaii timeshare condominium known as Lawai Beach Resort and related properties.

                          Other Subsidiaries

National Systems, Inc. - Performs real estate closing services, owned 100% by Metropolitan .
Beacon Properties, Inc. - Real estate broker and property manager, owned 100% by Metropolitan.
Southshore Corporation - Lessee and operator of restaurant adjacent to Lawai Beach Resort in Hawaii. Owned 100% by Metropolitan .
Spokane Mortgage Co. d/b/a MetWest Services - Performs Receivable collection and servicing functions, owned 100% by Metropolitan.



THE OFFERING

DEBENTURES:

The Offering . . . . This Debenture offering consists of $3,500,000 in principal of Installment Debentures, Series I and $96,500,000 in principal of Investment Debentures, Series II issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Debentures which must be sold. Debentures are issued in fully registered form. See "DESCRIPTION OF DEBENTURES".

The Debentures . . . . The Debentures are unsecured indebtedness of
Metropolitan. At September 30, 1995, Metropolitan had outstanding approximately $201,312,000 (principal and accrued interest) of Debenture debt and $25,552,000 (principal and compounded and accrued interest) of collateralized debt and similar obligations. See "CAPITALIZATION".

Use of Proceeds . . . . The proceeds of this Debenture offering will provide funds for Receivable investments, retiring maturing debentures, Preferred Stock dividends, property development, other investments (which may include investments in existing subsidiaries and the acquisition of other companies, or the commencement of new business ventures), and for general corporate purposes. See "USE OF PROCEEDS" and "BUSINESS".

Principal and Interest Payments . . . . At the option of the holders of Investment Debentures, Series II, interest is paid monthly, quarterly, semi-annually or annually (without compounding) or if left with Metropolitan, interest will compound semi-annually. Holders of Installment Debentures, Series I, are paid equal monthly installments of principal and interest pursuant to an amortization schedule selected by the holder. The minimum investment amounts, terms and interest rates on unissued Debentures offered hereby may be changed from time to time by Metropolitan, but any such change shall not affect the rate of interest of any Debentures issued prior to the change. See "DESCRIPTION OF DEBENTURES".

PREFERRED STOCK:

Offering . . . . The Preferred Stock offering consists of 250,000 shares of Variable Rate Cumulative Preferred Stock, Series E-6 (the Preferred Stock), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of Preferred Stock which must be sold.

Distributions . . . . Distributions on the Preferred Stock offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the rates described on the cover page of this Prospectus based on the price of $100 per share. All preferred stock of Metropolitan including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions". Distributions may be classified as dividends or returns of capital for federal income tax purposes. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions".

Liquidation  Rights . . . . In the event of liquidation of
Metropolitan, the Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock is senior to those of the common stock of Metropolitan, on parity with the liquidation rights of all other previously issued and outstanding preferred stock and junior to all debts of Metropolitan, including Metropolitan's previously issued debentures and the Debentures offered herein. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights".

Redemption: Upon Call by Metropolitan . . . The shares of Preferred Stock are redeemable, in whole or in part, at the option of Metropolitan, upon not less than 30 nor more than 60 days' notice by mail, at a redemption price of $100 per share plus, in each case, any declared but unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

Redemption: Upon Request of Holder . . . Subject to certain limitations, Metropolitan may, in its sole discretion and without any obligation to do so, accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be $97 per share if the redemption occurs during the first year after the date of original issuance of the share(s) and $99 per share thereafter plus, in each case, any declared but unpaid dividends. Metropolitan may not redeem share(s) at the holder's request during the first three years after the initial sale of such share(s) except in those cases involving the death or major medical emergency of the holder or any joint holder. Any such discretionary redemptions will also depend on Metropolitan's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares". Metropolitan, through MIS, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares" & " CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS".

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the laws of the State of Washington and (ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four or more full monthly distributions, per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

Use of Proceeds . . . . The proceeds of this Preferred Stock offering will provide funds for Receivable investments, retiring maturing debentures, Preferred Stock dividends, property development, other investments (which may include investments in existing subsidiaries and the acquisition of other companies or the commencement of new business ventures) and for general corporate purposes. See "USE OF PROCEEDS" & "BUSINESS".

Federal Income Tax Considerations. . . . In the event the Consolidated
Group has earnings and profits for federal income tax purposes in any future year, the distributions paid on Preferred Stock in that year will constitute taxable income, as dividends, to the recipient to the extent of such earnings and profits. Management is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions".


SUMMARY CONSOLIDATED FINANCIAL DATA

	The consolidated financial data shown below as of September 30, 1995 and 1994 and for the years ended September 30, 1995, 1994, and 1993 (other than the Ratio of Earnings to Fixed Charges and preferred stock dividends) have been derived from, and should be read in conjunction with,
Metropolitan's consolidated financial statements, related notes, and Management's Discussion and
Analysis of Financial Condition and Results of Operations appearing elsewhere herein. The consolidated financial data shown as of September 30, 1993, 1992 and 1991 and for the years ended
September 30, 1992 and 1991 have been derived from audited financial statements not included herein.
The consolidated financial statements as of and for the years ended September 30, 1995, 1994 and 1993 have been audited by Coopers & Lybrand L.L.P.  The consolidated financial statements as of and for the years ended September 30, 1992, and 1991 have been audited by BDO Seidman.
		Year Ended September 30,
			------------------------------------------------
		1995	1994	1993	1992	1991
		----	----	----	----	----
		(Dollars in Thousands
		Except Per Share Amounts)
CONSOLIDATED STATEMENTS OF
INCOME DATA
Revenues	$ 138,107		$ 138,186		$133,113		$121,221		$107,253
	=========		=======		========		========		========
Income before minority
interest, extraordinary
item and cumulative effect
of change in accounting
principle	$  6,376		$   5,702		$  8,558		$  3,290		$    356
Income allocated to
minority interests	(73)		(224)		(255)		(363)		(177)
	---------	-	-----	--	------		-----	-----

Income before extraordinary
item and cumulative effect
of change in accounting
for income taxes	6,303	5,478	8,303	2,927	179
Extraordinary item (1)	-	-	-	651	193
Cumulative effect of change
in accounting
for income taxes (2)	-	-	(4,300)	-	-
	--------	--------	--------	-------	----------
Net income 	$  6,303	$ 5,478	$ 4,003	$  3,578	$    372

Preferred stock dividends	$  4,038)	$ (3,423)	$  (3,313)	$  (3,399)	$  (4,072)
	--------	--------	---------	---------	---------

Income (loss)
applicable to common
stockholders	$  2,265	$   2,055	$    690	$    179	$  (3,700)
	========	========	========	========	=========
Ratio of Earnings
to Fixed Charges and
Preferred Stock Dividends(4)	1.03	1.04	1.17



PER COMMON SHARE DATA (3):

Income (loss) before extraordinary
item and cumulative
effect of change in
accounting principle	$ 17,288		$ 14,996		$ 37,239		$ (3,579)		$(29,274)
Extraordinary item (1)	-		-		-		4,932	1,454

Cumulative effect of change
in accounting principle (2)	-		-		(32,089)		-	-
	--------		--------		--------	--	------	--------
Income (loss)
applicable to common
stockholders (5)	$ 17,288		$ 14,996		$  5,150		$  1,353	$(27,820)
	========		========		========		========	========

Weighted Average Number of
Common Shares
Outstanding (3)	131		137		134		132	133
	========		=========		========		========	========

Cash Dividends Per
Common Share	$  3,800		$    675		$    675		$     --	$    900
	========		========		========		========	========

CONSOLIDATED BALANCE SHEET
DATA:

Total Assets	$1,078,468	$1,063,290		$1,031,958	$982,259	$824,385
Debt Securities and Other
Debt Payable	226,864		261,500		234,497		230,814	201,458
Stockholders' Equity	40,570		32,625		32,781		28,260	29,365


</Tab(1)  Benefit from utilization of net operating loss carry forwards.

	(2)	Change in accounting principles reflects the adoption of
Statement of Financial Accounting Standards No. 109 - "Accounting for
Income Taxes."

	(3)	All information retroactively reflects the reverse common
stock split of 2,250:1 which occurred during the fiscal year ended
September 30, 1994.

	(4) The consolidated ratio of earnings to fixed charges and preferred dividends was 1.03, 1.04 and 1.17 for the years ended
September 30, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the years ended September 30, 1992, and 1991 by approximately $783,000, and $6,071,000, respectively.

	Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.05,
1.34 and 1.06 for the years ended September 30, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the years ended September 30, 1992, and 1991 by approximately $13,012,000, and $9,759,000, respectively.

	The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September
30, 1995 - 1.35; 1994 - 1.29; 1993 - 1.43; 1992 - 1.21; and 1991 -
1.02. The ratio of earnings to fixed charges for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.40, 1.36 and 1.31 for the years ended September 30, 1995, 1994 and 1993, respectively. Such
"parent only" earnings of Metropolitan were insufficient to meet fixed charges for the years ended September 30, 1992 and 1991 by approximately $7,701,000, an $3,296,000, respectively.

	(5) Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.


CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS

General

	1. Impact of Interest Rates and General Economic Conditions:
During the twelve month period ending September 30, 1996, more of the Consolidated Group's financial liabilities, principally annuities and Debentures, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments.
Consequently, in a falling interest rate environment such as has recently been experienced, the current level of profitability and the fair value of the Consolidated Group's equity are likely to increase as the spread between interest revenues and expense improves.
Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity is the difference between the fair value of all assets less the fair value (as opposed to book value) of all liabilities. The impact of a change in rates will be reflected to the greatest extent in the fair value of assets and liabilities having the longest maturities or time to their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and as they may be able to refinance such loans at lower rates of interest. This factor reduces the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. The Consolidated Group purchases the substantial majority of its Receivables collateralized by real estate at a discount. The yield on these Receivables is improved when recognition of the discount is accelerated through prepayments. See
"MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS-Asset/Liability Management". A decline in economic conditions could cause an increase in the number of foreclosures on properties that collateralize the Receivables and a reduction in the probable sales prices for property obtained through such action which could adversely affect the results of operations and financial position of the Consolidated Group. While interest rates evidenced a declining trend as of the date of this prospectus, management is unable to forecast with any certainty the fluctuations in rates in the future.

	2.  Effect of Certain Insurance Regulations: At September 30,
1995 42% of Metropolitan's assets were invested in its subsidiaries, principally Western United. Metropolitan is dependent upon its ability to receive dividends and charge fees for services to subsidiaries and affiliated companies in order to pay interest, retire debentures and pay preferred stock distributions. Insurance company regulations restrict transfers of assets and the amount of dividends that Western United may pay. Accordingly, to the extent of such restrictions, assets and earnings of Western United are not available to Metropolitan without special permission from the insurance commissioner. This restriction on dividends could affect
Metropolitan's ability to pay interest, retire Debentures and pay
Preferred Stock distributions. The total unrestricted statutory surplus of Western United was approximately $1,986,000 as of September
30, 1995.  See "BUSINESS-Regulation" & "CERTAIN TRANSACTIONS".

	Metropolitan charges Western United for facilities rental, general office services, and for its services in acquiring and servicing Receivables. Services are provided pursuant to an agreement that is subject to approval by the Office of the Insurance
Commissioner of the State of Washington. To the extent that such fees could be restricted by the Office of the Insurance Commissioner, Metropolitan's ability to meet its obligations could be adversely affected. See "BUSINESS-Life Insurance and Annuity Operations".

	3.	  Use of Leverage and Related Indebtedness:  The Consolidated
Group's primary sources of new financing for its operations are sales of annuities, debentures and preferred stock.  See "BUSINESS-Method of
Financing" & "MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS".  The Consolidated Group's
principal sources of cash flow include Receivable payments, other investment income, and proceeds from the sale of annuities, debentures and preferred stock. To the extent the Consolidated Group's cash flow is insufficient or unavailable for the repayment of debentures which mature during the period ending January 31, 1997, portions of the net proceeds of this Debenture and Preferred Stock offering may be used for such purpose.  See "USE OF PROCEEDS".  Approximately  $27,000,000 in principal amount of debt securities will mature between February 1,
1996 and January 31, 1997.  Historically, approximately 50% to 70% of maturing debentures are reinvested. Metropolitan's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of debentures and preferred stock.  The amount of Debentures and Preferred Stocck that may be issued and outstanding may be limited by the State of Washington  See "BUSINESS-
Regulation".

	The following table summarizes anticipated cash requirements for principal and interest obligations of Metropolitan's debentures and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2000 based on amounts outstanding at September 30, 1995 and assuming no reinvestment of maturing debentures:


			OTHER		PREFERRED
	Fiscal Year Ending	DEBENTURE	DEBT		STOCK
	September 30,	BONDS	PAYABLE		DIVIDENDS	TOTAL
	___________________	_________	_______		_________	______
				(Dollars in Thousands)
	1996	$ 28,788	$24,429	$3,963	$ 57,180
	1997	54,706	285	3,963	58,954
	1998	59,499	393	3,963	63,855
	1999	50,480	200	3,963	54,643
	2000	46,786	169	3,963	50,918
		--------	-------	-------	--------
		$240,259	$25,476	$19,815	$285,550
		========	=======	=======	========


	4.	  Effect of Life Insurance and Annuity Termination Rates:  An
increase in the number of life insurance and annuity policy terminations will tend to negatively impact the insurance subsidiary's earnings, (and in turn the Consolidated Group's earnings) by requiring the expensing of unamortized deferred costs related to policy surrenders. At September 30, 1995, deferred policy acquisition costs on annuities were approximately 8.6% of annuity reserves. Surrender charges typically do not exceed 5% of the annuity contract balance at the annuity contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates, adjusted for internal rollovers, for the calendar years 1994, 1993, and 1992 were 21.5%, 15.3%, and 12.0%, respectively. Deferred policy acquisition costs on life insurance products were approximately 15.1% of life reserves at September 30, 1995, Life insurance termination rates were 9.8%, 8.0%, and 8.2%, respectively, in calendar 1994, 1993, and 1992.
See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS" & "Note 13, Consolidated Financial Statements".

	5.	  Investments in Receivables:

	Receivables Collateralized by Real Estate: The Consolidated Group is engaged in the purchase of Receivables which principally consist of Receivables collateralized by real estate. See "BUSINESS-Receivable Investments". All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by changes in local economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. Metropolitan's investment underwriting procedure includes a review of demographics, market values, property appraisal, economy, and the buyer's credit. The Consolidated Group purchases Receivables nationwide, allowing it to diversify its investments geographically into areas where the market trends and economic conditions may be more favorable. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

	Investments in Other Receivables: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor (generally an unrelated insurance company, or a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. Metropolitan's investment underwriting procedures vary with the type of investment and may include any or all of the following: a review of the credit rating of the payor, a review of corresponding state laws including the potential existence of a state insurance guaranty fund designed to protect annuity holders, and/or other relevant factors designed to evaluate the risk of the particular investment. Management believes that these procedures minimize the risk of loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default. See "Business-Receivable Investments".

	As of September 30, 1995, the Consolidated Group's Receivable investments consisted of the following:

	93.3 %	Receivables collateralized by real estate
	1.3%		Annuities
	5.4%		Lotteries and loans collateralized by lotteries

	The following table demonstrates the relative concentration of the Consolidated Group's Receivable investments collateralized by real estate and other investments as a percentage of assets.

		September 30,
		-------------------------------------
	1995	1994	1993
	----	----	---
		(Dollars in Thousands)
		(Percentage of Total Assets)
Carrying Value of Real Estate
	Held For Sale and/or
	Development	$   91,105	$   76,765	$   76,269
			8%	7%	7%
Face Value of Real Estate
	Receivables*	$  617,513	$  606,324	$  598,490
			57%	57%	58%

Other Receivable Investments	$   41,591	-	-
			4%	-	-
Face Value of
	Receivables in Arrears
	for Three Months or More	$   17,500	$   19,000	$   25,850

Carrying value of	2%	2%	3%
Securities
	Available for sale
	and Held to
	maturity
			$  219,904	$  289,251	$  224,812
			20%	27%	22%

TOTAL ASSETS	$1,078,468	$1,063,290	$1,031,958
			100%	100%	100%

	* As of September 30, 1995, 99% of the Receivables collateralized by real estate were collateralized by first position liens on real estate and approximately 85% of the Receivables were non-conventional in the sense that they were not originated by a financial institution.

	6.	Conflicts of Interest:  Metropolitan and various of its
subsidiaries and affiliates engage in similar business activities which include investing in Receivables and other related activities.
As a result, certain conflicts of interest may arise between or among these companies. A common management group directs the activities of all of the companies in the Consolidated Group. Metropolitan provides Receivable acquisition, collection and management services to its subsidiary, Western United. It also provides these services to Old Standard, and to Summit. Summit is controlled by C. Paul Sandifur
Jr., President of Metropolitan and President of most of the companies within the Consolidated Group. On January 31, 1995, Summit purchased MIS from Metropolitan, and acquired the Metropolitan property development division. Also on May 31, 1995, Metropolitan sold Old Standard to one of Summit's subsidiaries. Management does not believe that these transactions will have had a material adverse impact on either future earnings or equity of the Consolidated Group. See "CERTAIN TRANSACTIONS". As a result of these affiliated relationships, certain conflicts of interest may now exist and may arise between or among the Consolidated Group, Old Standard and Summit. Investors in Metropolitan's securities must rely on the integrity and corporate responsibilities of Metropolitan and its subsidiaries' officers and directors in making business decisions and directing the operations of Metropolitan and its subsidiaries. See "BUSINESS-Competition".

Relative to Debentures

	1. Term Investment; Absence of Public Trading Market: The Debentures offered hereby will be issued for specified terms and should not be considered as liquid investments. See "DESCRIPTION OF DEBENTURES." Investors should be prepared to hold the Debentures until maturity. The Debentures are not traded on any stock exchange and there is no independent public market for the Debentures. At present, management does not anticipate applying for a listing for such public trading.

	2.  Effect of Certain Debenture Regulations and Indenture
Provisions: The Debentures are issued pursuant to an Indenture which does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. Debenture holders should not rely on the terms of the Indenture for protection of their investments, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations. Debentures will not be guaranteed or insured by any governmental agency. The amount of Debentures that Metropolitan may issue is subject to certain Washington State laws which require that Metropolitan maintain its net worth at certain minimum levels in relation to the amount of outstanding Debentures. See "BUSINESS-Regulation". There is no sinking fund for the retirement of Debentures. On September 30, 1995, Metropolitan had outstanding approximately $201,312,000 (principal and compounded and accrued interest) of debentures and $25,552,000 (principal and accrued interest) of collateralized debt. See Notes 8 and 9 to the Consolidated Financial Statements. The Debentures are senior in liquidation to all outstanding equity securities of Metropolitan.
They are subordinate in liquidation only to Metropolitan's collateralized debt as set forth above and are on parity with all other outstanding debentures, unsecured accounts payable and unsecured accrued liabilities. In the event of liquidation of the Consolidated Group, the policyholders and creditors of Metropolitan's subsidiaries would be paid prior to Debentureholders to the extent of the net assets of the subsidiaries.

Relative to Preferred Stock

	1.	  Effect of Certain Subordination and Liquidation Rights:  The
offering price and liquidation preference of Preferred Stock offered herein is $100 per share. In the event of liquidation of Metropolitan, outstanding shares of Preferred Stock, including shares of additional sub-series which may subsequently be authorized and sold, are on parity with the liquidation preference of all other outstanding series of preferred stock of Metropolitan, and are subordinate to all outstanding debt of Metropolitan including its Debentures. In the event of liquidation of Metropolitan, the policy holders and creditors of Metropolitan's subsidiaries would be paid in priority to all preferred shareholders (including holders of the Preferred Stock offered herein) to the extent of the unencumbered assets of the subsidiaries. Preferred Stock is preferred in liquidation to Metropolitan's common stock. As of September 30, 1995, total assets of the Consolidated Group were approximately
$1,078,468,000 and the total liabilities of the Consolidated Group ranking senior in liquidation preference to Preferred Stock were approximately $1,037,898,000 leaving $40,570,000 available for distribution to preferred shareholders. The total liquidation preference of the outstanding shares of previously issued series of preferred stock as of September 30, 1995, was $47,825,000.
Consequently, the liquidation rights of the outstanding preferred stock had a book value of $.85 for each $1.00 of outstanding liquidation rights as of September 30, 1995.

	The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcomes thereof could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

	2. Prior Years' Net Income Insufficient to Cover Preferred Stock Distributions and Fixed Charges: Net income in 1995, 1994 and 1993 was sufficient to cover fixed charges including preferred stock dividend requirements, in contrast to shortfalls in 1992 and prior years.
After considering the effects of potentially non-recurring income items such as gains from insurance settlements and the gains from sales of investments, Receivables and real estate, the 1995 income would have been insufficient to cover fixed charges by approximately
$6.8 million. Additionally, the elimination of similar items in 1994 and 1993 would have resulted in insufficient earnings to cover fixed charges by approximately $4.2 million and $6.7 million, respectively.
 SEE "CERTAIN INVESTMENT CONSIDERATIONS-RISK FACTORS" & "SELECTED CONSOLIDATED FINANCIAL DATA". Net income for the years 1984 through 1992 was not sufficient to meet preferred stock distribution requirements. During 1995, net income was approximately $6.3 million, from which preferred stock dividends of approximately $4.0 million, and common stock dividends of $502,000 were paid, which resulted in $4.6 million of retained earnings at September 30, 1995 compared to $2.7 million, $778,000, and $179,000 of retained earnings at September 30, 1994, 1993 and 1992, respectively. During fiscal year 1991, Metropolitan's net income was insufficient to cover preferred stock dividend requirements by approximately $3,700,000. See "SELECTED CONSOLIDATED FINANCIAL DATA", and "MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"

	The ratios of earnings to fixed charges and preferred stock dividends for the Consolidated Group and for Metropolitan alone (unconsolidated-which includes Metropolitan's share of earnings from subsidiaries) were as follows for the periods indicated: 1995:1.03, 1994:1.04 and 1993:1.17. Accordingly, adjusted earnings (income before extraordinary items plus interest expense and income tax expense) were sufficient to cover fixed charges in 1995, 1994 and 1993 and insufficient to cover fixed charges (primarily interest and preferred stock dividend requirements) for the prior years in the following respective amounts for those years: 1992: $783,000 and 1991:
$6,071,000. See "SELECTED CONSOLIDATED FINANCIAL DATA." No assurance can be given that earnings will be sufficient to cover preferred stock dividend requirements in the future.

	3.	  Federal Income Tax Considerations:  To the extent that the
Consolidated Group has no current or accumulated earnings and profits as computed for federal income tax purposes, Metropolitan believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Metropolitan believes that distributions on its outstanding common and preferred stock in 1984 through 1992 and 1994 were tax free returns of capital, but were taxable in 1993 and 1995. Prior year's tax treatment should not be considered indicative of future years' tax treatment. Management is unable to predict the future character of its preferred stock distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

	4. Limited Marketability of Shares: The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. At present, management does not anticipate applying for a listing for such public trading. In order to provide shareholders with some liquidity, Metropolitan's broker/dealer has operated a trading list to match buyers and sellers of preferred stock. With limited exceptions, Metropolitan has established a policy that all preferred shareholders must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During 1995 and 1994, the average waiting time for a shareholder wishing to sell preferred shares on this trading list was 10 and 17 days, respectively. However, there can be no assurance that the shares will be sold within similar time periods in the future.
There is no assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate, nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares".

	5.	  Control by Common Stockholders: The Class A Common Stock is
the only class of Metropolitan's stock carrying voting rights.  Class
A Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Metropolitan except as described below. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock (including the Preferred Stock offered herein) are in arrears in an amount equal to twenty-four or more full monthly dividends per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Metropolitan. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights".

	6.	  Limitations on Redemption and Restrictions on Distributions:
 Preferred Stock is designed as a long term investment in the equity of Metropolitan, not as a short term liquid investment. The Preferred
Stock is redeemable solely at the option of Metropolitan, and with limited exceptions is specifically not redeemable for three years following its purchase. In addition, Metropolitan may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of
Shares". Metropolitan is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other series of preferred stock are entitled to have not been paid. See "DESCRIPTION OF PREFERRED STOCK-Distributions".


DESCRIPTION OF SECURITIES

DESCRIPTION OF DEBENTURES

	The Debentures will be issued under an Indenture dated as of July 6, 1979 and supplements thereto dated as of October 3, 1980 (with respect to Investment Debentures, Series II) and November 12, 1984
(with respect to Installment Debentures, Series I). The following statements relating to the Debentures and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the Trustee.

General

	The Debentures will represent unsecured general obligations of Metropolitan and will be issued in fully registered form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The Debentures will be sold at 100% of the principal amount. The Debentures will have the minimum investment amounts, maturities and interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts of unissued Debentures may be changed at any time by Metropolitan. Any such change will have no effect on the terms of the previously sold Debentures.

	Metropolitan is currently exploring an alternative means of Debenture registration commonly known as "book entry". A book entry method of registration eliminates the need for a negotiable debenture certificate. Instead, a receipt for the investment would be issued, and record of the investment maintained by Metropolitan.

	Debentures may be transferred or exchanged for other Debentures of the same series of a like aggregate principal amount subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of Debentures. Metropolitan may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Debentures are not convertible into capital stock or other securities of Metropolitan.

	The Debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, Metropolitan may, in its sole discretion, entertain a request for an early payout of a Debenture upon terms mutually agreed to by the holder of the Debenture and Metropolitan. Such early payout requests, when received, are reviewed in the order received and are subject to review by Metropolitan's Executive Committee.

Payment of Principal and Interest

	Investment Debentures, Series II: Holders of Investment Debentures, Series II will be paid interest in cash under one of several plans. The purchaser may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding, or the purchaser may elect to accumulate interest with compounding semi-annually at the stated interest rate. Debentureholders may change the interest payment election at any time by written notice to Metropolitan. Under the compounding option, upon written notice to Metropolitan, the Debentureholder(s) may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two compounding periods are available only at maturity.

	Installment Debentures, Series I: Holders of Installment Debentures, Series I will be paid monthly installments comprised of principal and interest until maturity. Payments will commence on the date specified by the purchaser, which date shall be no less than 30 days from the debenture issue date. The amount of each installment will be determined by the amortization term designated by the Debentureholder at the time the Debenture is purchased.

	Debentureholders are notified in writing between 15 and 45 days prior to the date their Debentures will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured Debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.



Prepayment on Death

	In the event of the death of a Debentureholder, any party entitled to receive some or all of the proceeds of the Debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, Metropolitan may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Metropolitan's discretion, it considers necessary to fulfill its obligations.

Related Indebtedness

	The Indenture pursuant to which the Debentures are issued does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the Debentures. Debentures will not be guaranteed or insured by any governmental agency. The State of Washington regulates the amount of debt securities Metropolitan may issue, its debt to equity ratio, certain of its investments and various other aspects of its business.
 See "Business-Regulation". At September 30, 1995, Metropolitan had outstanding approximately $201,312,000 (principal and compounded and accrued interest) of Debentures and similar obligations, including obligations of subsidiaries, and $25,552,000 (principal and accrued interest) of collateralized debt. The Debentures offered hereby are senior in liquidation to all outstanding equity securities of Metropolitan. They are subordinate to Metropolitan's collateralized debt as set forth above and are on a parity with all other outstanding debentures and unsecured accounts payable and accrued liabilities. There are no limitations on Metropolitan's ability to incur additional collateralized debt. Debentureholders should not rely on the terms of the Indenture for protection of their investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

Concerning the Trustee

	Seattle First National Bank (Seafirst) is the Indenture Trustee (Trustee). The Trustee is obligated under the Indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to Debentureholders. The Trustee, a subsidiary of Bank of America Corporation, is a national banking association headquartered in Seattle, Washington, with a combined capital and surplus in excess of $1.5 billion. Metropolitan and certain of its subsidiaries maintain deposit accounts and from time to time, have borrowed money from the bank and conducted other banking transactions with it. At September 30, 1995, and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Metropolitan and its subsidiaries, and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness. Seafirst has informed Metropolitan of its intent to withdraw as Trustee. Metropolitan is currently negotiating with several qualified businesses to substitute for Seafirst as Trustee. It is not anticipated that this change will have any impact on Metropolitan or its debentures.

Rights and Procedures in the Event of Default

	Events of Default include the failure of Metropolitan to pay interest on any Debenture for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Debenture when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Metropolitan. Upon the occurrence of an Event of Default, either the Trustee or the holders of 25% or more in principal amount of Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately.

	The Trustee must give the Debentureholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Debentureholders, except if the default consists of failure to pay principal or interest on any Debenture.

	Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Debentures then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Debentures before acting at their direction.

	Within 120 days after the end of each fiscal year, Metropolitan must furnish to the Trustee a statement of certain officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the Indenture.

Modification of the Trust Indenture

	Debentureholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of Debentures required for modification is effective against any Debentureholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

	Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Metropolitan is the continuing corporation or the corporation formed by such consolidation, or into which Metropolitan is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Metropolitan under the Indenture and certain other conditions precedent are fulfilled.

DESCRIPTION OF CAPITAL STOCK

	The authorized capital stock of Metropolitan consists of 222 shares of Class A Common Stock ($2,250 par value), 222 shares of Class B Common Stock ($2,250 par value), 750,000 shares of Preferred Stock, Series A ($1 par value), 200,000 shares of Preferred Stock, Series B ($10 par value), 1,000,000 shares of Preferred Stock, Series C ($10 par value), 1,375,000 of Preferred Stock, Series D ($10 par value), 5,000,000 shares of Preferred Stock, Series E ($10 par value), and 1,000,000 shares of Subordinate Preferred Stock, no par value. See "Consolidated Financial Statements".

Relative Rights of Common Stock

	Holders of shares of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to the rights of holders of outstanding shares of preferred stock, if any, and the Preferred Stock sold hereunder, if any, the holders of Common Stock are entitled to receive such dividends, as may be declared from time to time by the Board of Directors in its discretion from funds legally available, and upon liquidation or dissolution of Metropolitan are entitled to receive all assets available for distribution to shareholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Certain Class A and B Common Shares, which are held by certain officers of Metropolitan, are subject to resale restrictions and subject to Metropolitan's right to repurchase in the event of termination of employment. All outstanding shares of Common Stock are fully paid and nonassessable.

DESCRIPTION OF PREFERRED STOCK

	This offering consists of 250,000 shares of Variable Rate Cumulative Preferred Stock, Series E-6 (hereinafter referred to as "Preferred Stock"). All of the outstanding shares of preferred stock and the shares of Preferred Stock offered by Metropolitan hereby, when issued and sold, will be validly issued, fully paid and nonassessable.
 The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Metropolitan and are set forth in the Preferred Stock Authorizing Resolution (the Authorizing Resolution). Preferred Stock is issued in book entry form. Investments in Preferred Stock are evidenced by receipts and not by negotiable stock certificates.

	The following statements relating to the Preferred Stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the Authorizing Resolution a copy of which is filed with the Commission as an exhibit to the Registration Statement and is also available for inspection at the principal office of Metropolitan.

Distributions

	Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "Applicable Rate" as defined herein subject to the authority of Metropolitan's Board of Directors to authorize, by resolution, a higher rate.


	The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the Three-Month U.S. Treasury Bill Rate, the Ten-Year Constant Maturity
Rate and the Twenty-Year Constant Maturity Rate (each as more fully described in the Authorizing Resolution), plus (ii) one half of one percentage point. Each of the above rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board during the Calendar
Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on the Preferred Stock is being determined. Should Metropolitan determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Metropolitan determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practicable by Metropolitan. Metropolitan will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the Three-Month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

	Metropolitan's Board of Directors has adopted a resolution to authorize a distribution rate on the Preferred Stock at one percentage point higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional point at any time, in its sole discretion.

Restrictions on Distributions

	Metropolitan may not declare or pay a distribution on any share of Preferred Stock offered herein for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock previously issued and outstanding and entitled to receive distributions. See "Capitalization".

	So long as any shares of the Preferred Stock offered herein are outstanding, and unless the full cumulative distributions on all previously issued outstanding preferred shares, including the Preferred Stock offered herein, shall have been paid or declared and set apart for all past distribution periods, Metropolitan may not: (i) declare or pay or set aside for payment any distribution (other than a distribution in common stock or in any other stock ranking junior to Preferred Stock as to distributions and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Metropolitan ranking junior to Preferred Stock as to distributions and upon liquidation.

	Metropolitan may make distributions ratably on the shares of Preferred Stock and shares of any stock of Metropolitan ranking on a parity therewith with regard to the payment of distributions, in accordance with the sums which would be payable on such shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date hereof, no distributions on Metropolitan's preferred or common stock are in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

	In the event of any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the holders of shares of Preferred Stock will be entitled to receive out of the assets of Metropolitan available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid regular monthly distributions. Preferred Stock is junior in liquidation to outstanding debt of Metropolitan and on parity with all other issued and outstanding preferred stock to the extent of its liquidation preference of $100 per share. As of September 30, 1995, the total liabilities of Metropolitan (consolidated) ranking senior in liquidation preference to Preferred Stock were approximately $1,037,898,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previous series of preferred stock) as of September 30, 1995 were approximately $47,825,000. The amount of additional unsecured indebtedness that Metropolitan may incur is regulated by Washington state law. See "Business Regulation". There are no limitations on Metropolitan's ability to incur additional secured indebtedness. See "Capitalization" & "Certain Investment Considerations-Risk Factors".

	The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation or merger with any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Metropolitan. If upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the aggregate liquidation preference payable with respect to Preferred Stock and any other shares of stock of Metropolitan ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Metropolitan in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Metropolitan.

Redemption of Shares

	Upon call by Metropolitan: Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $100 per share plus declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Metropolitan and the shares to be redeemed shall be determined by such method as Metropolitan in its sole discretion deems to be equitable.

	Discretionary Redemption Upon Request of the Holder: Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of a block of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider such shares for redemption. Such redemption requests, when received, are reviewed in the order received, and are subject to review by Metropolitan's Executive Committee. Any shares so tendered, which Metropolitan in its discretion allows for redemption, shall be redeemed by Metropolitan directly, (and not from or through a broker dealer), at a price equal to $97 per share, plus any declared but unpaid dividends to date if redeemed during the first year after the date of original issuance and $99 per share plus any declared but unpaid dividends if redeemed thereafter. Metropolitan may change such optional redemption prices at any time with respect to unissued shares.

	There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Metropolitan will not redeem any such shares tendered for redemption if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Metropolitan ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred
Stock have not been paid in full, Metropolitan may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

	As provided in the Preferred Stock Authorizing Resolution, for a period of three years from the date of initial sale of each share of Preferred Stock, any redemption of such share, at the sole discretion of Metropolitan, shall occur only upon the death or major medical emergency of the holder or any joint holder of the share requested to be redeemed. As further provided in the Authorizing Resolution, any optional redemption of a share in any calendar year after the third year from the date of sale of the share, not arising from the death or medical emergency of the holder or any joint holder shall occur only when the sum of all optional redemptions (including those arising out of the death or medical emergency of the holder or any joint holder) of shares of Preferred Stock during that calendar year shall not exceed ten percent of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year. In the event the ten percent limit is reached in any calendar year, the only redemptions which may be considered during that calendar year shall be those arising from the death or medical emergency of the holder or any joint holder; provided, however, that to the extent that total optional redemptions in any calendar year do not reach the ten percent limit, the amount by which such optional redemptions shall fall short of the ten percent limit may be carried over into ensuing years; and provided further that to the extent that all redemptions, including those involving the death or medical emergency of the holder or any joint holder, exceed the ten percent limit in any year, the amount by which such redemptions exceed the ten percent limit shall reduce the limit in the succeeding year for limiting redemptions not involving the death or medical emergency of a holder or any joint holder. In no event, shall such optional redemptions of all types in any single calendar year exceed 20% of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year.

	The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. In order to provide shareholders with some liquidity, Metropolitan's broker/dealer operates a trading list to match buyers and sellers of preferred stock. Metropolitan does not participate as a buyer or seller on the trading list. With limited exceptions, Metropolitan has established a policy that all preferred shareholders (including holders of the Preferred Shares offered hereunder) must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During 1995 and 1994, the average waiting time for a shareholder wishing to sell preferred shares on this trading list was 10 and 17 days, respectively. However, there can be no assurance that the shares will be sold within similar time periods in the future. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges.

Voting Rights

	The Preferred Stock has no voting rights except as provided in the Authorizing Resolution and except as required by Washington State law regarding amendments to Metropolitan's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of 66 2/3% of the outstanding shares entitled to vote.

	The Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Metropolitan's other outstanding preferred stock and any other preferred stock thereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Metropolitan in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four or more full monthly dividends per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

	The following discussion of the federal income tax consequences of distributions is based upon the Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

	Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. To the extent, if any, that distributions made by Metropolitan to the holders of Preferred Stock exceed current and accumulated earnings and profits of Metropolitan, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero), and thereafter, as capital gains (or ordinary gains if the Preferred Stock is not held by the holder as a capital asset).

	Metropolitan believes that distributions with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and 1994 were a return of capital under Section 301 of the Code. Metropolitan has filed a Report of Nontaxable Distributions for the years 1984 through 1992 and 1994 with the Service. Metropolitan believes that distributions paid during 1993 and 1995 were taxable.

	Prospective purchasers are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

	Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of dividends. These distributions are not deductible by Metropolitan under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

Outstanding Capital Stock Summary

	Metropolitan's Common Stock consists of Series A and B. There is no redemption provision for either series of common stock. Each series of common stock receives dividends in such amounts as may be declared from time to time by the Board of Directors. The liquidation preference of Common Stock Series A is $2,250 per share. It is junior in liquidation preference to Series B. The liquidation preference of Common Stock Series B is the amount originally paid for the shares.
All series of Common Stock are subordinate in liquidation to all series of preferred stock, including the Preferred Stock offered herein.

	The following table sets forth several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus including the Preferred Stock, Series E-6 offered hereby:

SERIES	OFFERING	LIQUIDATION	REDEMPTION	DIVIDEND
		PRICE	PREFERENCE	PRICE*	RATE****

C	$10	$10	$9.90	APPLICABLE RATE
D	$10	$10	$9.90	APPLICABLE RATE
E-1	$10	$10	$9.90	APPLICABLE RATE
E-2	$100	$10**	$99	APPLICABLE RATE
					PLUS .5 PERCENT
E-3	$100	$10**	$99	APPLICABLE RATE
					PLUS .5 PERCENT
E-4	$100	$100	$99***	APPLICABLE RATE
					PLUS .5 PERCENT
E-5	$100	$100	$99***	APPLICABLE RATE
					PLUS .5 PERCENT
E-6	$100	$100	*** 	APPLICABLE RATE
					PLUS .5 PERCENT


* 	The Redemption Price shown, is for redemption's at the request of the shareholder. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series E preferred stock is $100.

**		The liquidation preference for classes E-2 and E-3 is $10. In addition, Metropolitan's Articles of Incorporation, as amended, provide that the E-2 and E-3 shareholders will receive liquidation distributions of up to $90 per share prior to any distribution to the common shareholders.

***		E-4, E-5 and E-6 stock are not redeemable during the first three years after their respective issuance except for instances of death or major emergency. See "Description of Preferred Stock-Redemption
Rights". If redeemed during the first year after initial issuance, the redemption price is $97, and thereafter it is $99.

****	The Board has authorized, for an indefinite period, a
distribution payment on all series of Preferred Stock of one percentage point above the Applicable Rate.

Transfer Agent and Registrar

		Metropolitan acts as its own transfer agent and registrar of Metropolitan's capital stock.


LEGAL MATTERS

	LEGAL OPINION

	The legality of the Debentures and Preferred Stock offered hereby is being passed upon for Metropolitan by Susan A. Thomson, Esq., who is employed by Metropolitan as its Assistant Corporate Counsel and Vice President. She is also Assistant Corporate Counsel for
Metropolitan's subsidiaries. In addition, she is Assistant Corporate Counsel for Summit and its subsidiaries, and Vice President, Compliance Officer for MIS.

	 LEGAL PROCEEDINGS

	There are no material legal proceedings or actions pending or threatened against any of the companies within the Consolidated Group or to which its property is subject.

EXPERTS

	The consolidated balance sheets of Metropolitan and its subsidiaries as of September 30, 1995 and 1994 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995 included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph describing changes in the methods of accounting for investments in certain debt and equity securities, repossessed real property and income taxes in fiscal 1993, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.



PLAN OF DISTRIBUTION

	The Debentures and Preferred Stock are offered directly to the public on a continuing best efforts basis through MIS, which is affiliated with Metropolitan through the common control of C. Paul Sandifur Jr. See "Certain Transactions". Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. MIS is the exclusive selling agent for the publicly issued securities of
Metropolitan.   No commission or other expense of the offering will be
paid by the purchasers of the Debentures or Preferred Stock. A commission will, however, be paid by Metropolitan on most Debenture purchases up to a maximum amount of 6% of the Debenture price, depending on the term of the Debenture and whether or not the transaction is a reinvestment or new purchase. A commission in the maximum amount of 6% of the offering price will also be paid by Metropolitan on most Preferred Stock purchases. Debentures are offered only for cash or cash equivalents. Preferred Stock is offered for cash or other consideration acceptable to Metropolitan as determined by the Board of Directors. MIS will transmit such funds or other consideration directly to Metropolitan by noon of the next business day after receipt. Metropolitan will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1995, MIS has received commissions of $4,851,051 from Metropolitan on sales of approximately $187,680,000 of Metropolitan's debentures and preferred stock.

	MIS is a member of the National Association of Securities Dealer's, Inc. (NASD). As such, Schedule E of the By-laws of the NASD applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Debentures and the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., an NASD member, ("Welco") that the interest rates on the Debentures using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. A similar opinion has been obtained from Welco, which states that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances, existing as of the date of the Prospectus. Metropolitan undertakes to maintain the interest rates on Debentures no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Debentures will be distributed will be no lower than that recommended by Welco and the price offered for the Preferred Stock will be no higher than Welco would have independently recommended. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Debentures and Preferred Stock offered hereunder, Welco is to be paid $42,000 in fees and $15,000 in non-accountable expenses plus its accountable expenses, which are not expected to exceed $2,500.

	There is not now and Metropolitan does not expect that there will be a public trading market for the Debentures or Preferred Stock in the future. MIS does not intend to make a market for the Debentures or Preferred Stock. Metropolitan, through MIS, undertakes to maintain a list of holders of preferred stock who wish to sell their preferred stock and buyers who wish to purchase previously issued and outstanding shares of preferred stock. See "Certain Investment Consideration-Risk Factors-Limited Marketability of Shares &
Description of Preferred Stock-Redemption of Shares."

	MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Debentures and Preferred Stock sold by such dealers. After the commencement of the offering the commissions and reallowances, if any, may be lowered.

	USE OF PROCEEDS

Debenture Proceeds . . . .  If all the Debentures offered are sold,
Metropolitan expects net proceeds from this Debenture offering of $100,000,000 to $94,000,000 before deducting other expenses estimated at $210,000 (combined total for both Debentures and Preferred Stock) and after sales commissions. There can be no assurance, however, that any of the Debentures can be sold. Sales commissions will range up to a maximum of $6,000,000 (6%) depending on maturities of Debentures sold and whether sales are reinvestments or new purchases. See "BUSINESS - Method of Financing."

Preferred Stock Proceeds . . . .If all the Preferred Stock offered is sold, Metropolitan expects net proceeds from this Preferred Stock offering of $25,000,000 to $23,500,000 before deducting other expenses estimated at $210,000 (combined total for both Debentures and Preferred Stock) and after sales commissions of up to $1,500,000 (6%).
 There can be no assurance, however, that any of the Preferred Stock can be sold. See "BUSINESS-Method of Financing."

	In conjunction with the other funds available to it through operations and/or borrowings, Metropolitan will utilize the proceeds of the Debenture and Preferred Stock offerings for funding investments in Receivables and other investments, which may include investments in subsidiaries and the acquisition of other companies or the commencement of new business ventures, and development of real estate now held or which may be acquired. The Consolidated Group continues to evaluate possible acquisition candidates, but presently is only in preliminary discussions with any such candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debt securities through the period ending January 31, 1997, and for payment of operational expenses, debt service and preferred stock dividend requirements, portions of the net proceeds of this offering may also be used for such purposes. Approximately $27.0 million in principal amount of debt securities will mature between February 1, 1996 and January 31, 1997 with interest rates ranging from 5.5% to 10.5% and averaging approximately 8.7% per annum. Metropolitan may also use the proceeds of these offerings for general corporate purposes, including but not limited the acquisition of insurance companies, other financial service companies, and related companies. See Note 9 to the Consolidated Financial Statements & "CERTAIN INVESTMENT CONSIDERATIONS - RISK FACTORS".

	Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short-term investments while awaiting use as stated above. Due to Metropolitan's inability to accurately forecast the total amount of Debentures or Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.





	CIRCULAR DIAGRAM OF USE OF PROCEEDS REFER TO GRAPH APPENDIX ITEM 1



CAPITALIZATION

	The following table sets forth the capitalization of Metropolitan and its consolidated subsidiaries at September 30, 1995.

		Amount
	Class	Outstanding
		(Dollars in thousands)
Debt Payable
	Reverse repurchase agreements with various
		securities brokers;
		interest at 6.1% to 6.75% per annum due and
		repaid during October 1995..................	$ 24,132
	Real estate contracts and mortgage notes
		payable, interest rates ranging from 3%
		to 11% per annum, due through 2020...........	1,385
				--------
			Total Debt Payable.......................	25,517
				--------
Debenture Bonds
	Investment Debentures, Series II, maturing
		1995 to 2000, at 5% to 11%..................	176,075
	Investment Debentures Series I, maturing
		in 1995 to 2004 at 7 1/2% to 10 1/4%........	740
	Compound and accrued interest.................	24,497
				--------
			Total Debenture Bonds....................	201,312
				--------
Stockholders' Equity
	Preferred Stock...............................	21,627
	Common Stock..................................	293
	Additional paid-in capital....................	14,918
	Unrealized losses on investments...............	(830)
	Retained earnings.............................	4,562
				--------
	Total Stockholders' Equity....................	40,570
				--------
Total Capitalization..............................	$267,399
				========

</Table


SELECTED CONSOLIDATED FINANCIAL DATA


	The consolidated financial data shown below as of September 30, 1995 and 1994 and for the years ended September 30, 1995, 1994, and 1993 (other than the Ratio of Earnings to Fixed Charges and preferred stock dividends) have been derived from, and should be read in conjunction with,
Metropolitan's consolidated financial statements, related notes, and Management's Discussion and
Analysis of Financial Condition and Results of Operations appearing elsewhere herein. The consolidated financial data shown as of September 30, 1993, 1992 and 1991 and for the years ended
September 30, 1992 and 1991 have been derived from audited financial statements not included herein.
 The consolidated financial statements as of and for the years ended September 30, 1995, 1994 and
1993 have been audited by Coopers & Lybrand L.L.P.  The consolidated financial statements as of and for the years ended September 30, 1992, and 1991 have been audited by BDO Seidman.

		Year Ended September 30,
			------------------------------------------------
		1995	1994	1993	1992	1991
		----	----	----	----	----
		(Dollars in Thousands
		Except Per Share Amounts)
CONSOLIDATED STATEMENTS OF
INCOME DATA
Revenues	$ 138,107		$ 138,186		$133,113		$121,221		$107,253
	=========		=======		========		========		========
Income before minority
interest, extraordinary
item and cumulative effect
of change in accounting
principle	$  6,376		$   5,702		$  8,558		$  3,290		$    356
Income allocated to
minority interests	(73)		(224)		(255)		(363)		(177)
	---------	-	-----	--	------		-----	--------
Income before extraordinary
item and cumulative effect
of change in accounting
for income taxes	6,303	5,478	8,303	2,927	179
Extraordinary item (1)	-	-	-	651	193
Cumulative effect of change
in accounting
for income taxes (2)	-	-	(4,300)	-	-
	--------	--------	---------	-------	----------
Net income 	$    6,303		$   5,478		$  4,003		$  3,578	$    372

Preferred stock dividends	$   (4,038)	$   (3,423)	$  (3,313)	$  (3,399)	$  (4,072)
	----------	---------	---------	---------	----------

Income (loss)
applicable to common
stockholders	$  2,265	$   2,055	$    690	$    179	$ (3,700)
	=========	========	========	========	========
Ratio of Earnings
to Fixed Charges and
Preferred Stock Dividends(4)	1.03	1.04	1.17



PER COMMON SHARE DATA (3):

Income (loss) before extraordinary
item and cumulative
effect of change in
accounting principle	$ 17,288		$ 14,996		$ 37,239		$ (3,579)		$(29,274)
Extraordinary item (1)	-		-		-		4,932	1,454

Cumulative effect of change
in accounting principle (2)	-		-		(32,089)		-	-
	--------		--------		--------	--	------	--------
Income (loss)
applicable to common
stockholders (5)	$ 17,288		$ 14,996		$  5,150		$  1,353	$(27,820)
	========		========		========		========	========

Weighted Average Number of
Common Shares
Outstanding (3)	131		137		134		132	133
	========		=========		========		========	========

Cash Dividends Per
Common Share	$  3,800		$    675		$    675		$     --	$    900
	========		========		========		========	========

CONSOLIDATED BALANCE SHEET
DATA:

Total Assets	$1,078,468		$1,063,290		$1031,958		$982,259	$824,385
Debt Securities and Other
Debt Payable	226,864		261,500		234,497		230,814	201,458
Stockholders' Equity	40,570		32,625		32,781		28,260	29,365


</Tab(1)  Benefit from utilization of net operating loss carry forwards.

	(2)	Change in accounting principles reflects the adoption of
Statement of Financial Accounting Standards No. 109 - "Accounting for
Income Taxes."

	(3)	All information retroactively reflects the reverse common
stock split of 2,250:1 which occurred during the fiscal year ended
September 30, 1994.

	(4) The consolidated ratio of earnings to fixed charges and preferred dividends was 1.03, 1.04 and 1.17 for the years ended
September 30, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the years ended September 30, 1992, and 1991 by approximately $783,000, and $6,071,000, respectively.

	Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.05,
1.34 and 1.06 for the years ended September 30, 1995, 1994 and 1993, respectively. Earnings were insufficient to meet fixed charges and preferred dividends for the years ended September 30, 1992, and 1991 by approximately $13,012,000, and $9,759,000, respectively.

	The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September
30, 1995 - 1.35; 1994 - 1.29; 1993 - 1.43; 1992 - 1.21; and 1991 -
1.02. The ratio of earnings to fixed charges for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.40, 1.36 and 1.31 for the years ended September 30, 1995, 1994 and 1993, respectively. Such
"parent only" earnings of Metropolitan were insufficient to meet fixed charges for the years ended September 30, 1992 and 1991 by approximately $7,701,000, an $3,296,000, respectively.

	(5) Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Introduction

	Consolidated Group income before income taxes, minority interest and the cumulative effect of change in the method of accounting for income taxes was approximately $9.5 million for the fiscal year ended
September 30, 1995 as compared to $8.7 million for the comparable 1994 period and $13.0 million for the comparable 1993 period. The slight increase in 1995 over 1994 was primarily attributable to a net increase of $1.4 million in net gains from real estate sales, a decrease of $1.4 million in the provision for losses on real estate assets, an increase of $1.3 million in realized net gains from the sales of investments and Receivables, an increase of $1.6 million in expenses capitalized as deferred costs, net of amortization, and an improvement of $.8 million in fees, commissions, service and other income, offset by a decline of $1.6 million in net interest sensitive income and expense, and an increase of $4.2 million in commissions to agents. The decline of $4.3 million in 1994 as compared to 1993 was primarily attributable to a decline of $9.2 million in realized net gains from the sales of investments and Receivables, a decrease of $3.8 million in gain recognized from an insurance settlement, and a decrease of $3.0 million in expenses capitalized as deferred costs, net of amortization, offset by an improvement of $5.4 million in net interest sensitive income and expense, a decrease of $4.7 million in other operating and underwriting expenses, and an improvement of $1.5 million in net gains from real estate sales.

	During the three year period ended September 30, 1995, the Consolidated Group operated in an environment of somewhat narrow fluctuations in interest rate levels with rates generally declining in 1993 and late 1995 and with a generally increasing trend in late 1994.
 The general decrease in interest rate levels positively impacted earnings and increased the fair value of the portfolio of predominantly fixed rate investments. A portion of this improvement in value was recognized with the realization of gains from the sale of investment securities and Receivables of $4.4 million, $3.1 million and $12.3 million in 1995, 1994 and 1993, respectively. The net effect of the sales was to recognize the present value of future income from the securities sold and to reduce future income to the extent that the proceeds from sales were invested at lower rates of return. For further information concerning the investment portfolio, See "BUSINESS-Life Insurance and Annuity Operations" & "BUSINESS-
Securities Investments". The Receivable portfolio also experienced higher than normal prepayments during the period which increased income by triggering the recognition of unamortized discounts at an accelerated rate.

	Although the national economy has experienced relatively slow growth over the past three years, the Consolidated Group's financial results were not adversely impacted in any material way because of:
(1) the wide geographic dispersion of its Receivables; (2) the relatively small average size of each Receivable; (3) the primary concentration of investments in residential Receivables where market values have been more stable than in commercial properties; and (4) a continuing strong demand for tax-advantaged products, such as annuities.

	During 1995, the Consolidated Group sold two of its subsidiary operating companies and discontinued its property development division. In January 1995, the Consolidated Group sold its broker/dealer subsidiary, MIS, to Summit, the latter of which had formerly been a subsidiary of the Consolidated Group until its sale in 1994. Old Standard was sold to Summit in May, 1995. The financial results of these transactions were not material to the Consolidated
Group.  Also, See "Certain Transactions".

	During 1995, construction on a major timeshare development project in Kauai, Hawaii neared completion. At completion, it is estimated that $21 million will have been invested. The sale price of each timeshare week is projected to range between $14 thousand and $18 thousand with an expected sellout within twenty-four months from completion of the construction. See "Business-Real Estate
Development-Lawai Beach Resort".

	Net income in 1995, 1994 and 1993 was sufficient to cover fixed charges including preferred stock dividend requirements, in contrast to shortfalls in 1992 and prior years. After considering the effects of potentially non-recurring income items such as gains from insurance settlements and the gains from sales of investments, Receivables and real estate, the 1995 income would have been insufficient to cover fixed charges by approximately $6.8 million. Additionally, the elimination of similar items in 1994 and 1993 would have resulted in insufficient earnings to cover fixed charges by approximately $4.2 million and $6.7 million, respectively. SEE "CERTAIN INVESTMENT
CONSIDERATIONS-RISK FACTORS" & "SELECTED CONSOLIDATED FINANCIAL DATA".

Revenues and Expenses

	Revenue for the Consolidated Group of $138.1 million for the fiscal year ended September 30, 1995 was relatively unchanged from the $138.2 million reported for the same period in 1994. Revenue of $133.1 million was recognized during the fiscal year ended September
30, 1993. The modest decline in 1995 included a reduction of $1.7 million in other investment interest and a decrease of $1.1 million in realized net gains on sales of investments, offset by an increase of $2.4 million in net gains from the sale of Receivables. The revenue increase of $5.1 million in 1994 over 1993 was primarily attributable to a significant increase in real estate sales, particularly the sale of time-share units in Hawaii of $19.1 million, offset by a decline of $9.2 million of net gains from the sales of investments and Receivables, a slight reduction of $1.4 million from interest and earned discount relating to both Receivables and other investments, and the absence of $3.8 million in gains recognized in 1993 from the settlement of insurance claims on property damage caused by Hurricane
Iniki in September 1992.

	Expenses of operation for the Consolidated Group were $128.6 million, $129.5 million, and $120.1 million for fiscal year ended
September 30, 1995, 1994, and 1993, respectively. The slight decline in expenses in 1995 as compared to 1994 included an increase of $3.6 million in the cost of insurance policy and annuity benefits and an increase of $4.2 million in recognized commissions to agents due to an increase in volume. These increases were offset by a $3.5 million decrease in interest expense, a $2.0 million decrease in the cost of real estate sold, a $1.4 million decrease in the provision for losses on real estate, and an increase of $1.6 million in the amount of expenses capitalized as deferred costs, net of amortization. The increase of $9.4 million in 1994 over 1993 is primarily attributable to an increase of $17.6 million in the cost of real estate sold and a decrease of $3.0 million in the amount of expense capitalized, net of amortization, offset by a decrease of $7.2 million in the cost of insurance policy and annuity benefits, a reduction of $1.1 million in the provision for losses on real estate sales, and a reduction of $4.7 million in other operating and underwriting expenses.

Interest Sensitive Income and Expense

	Management monitors interest sensitive income and expense as it manages objectives for the financial results of operations. Interest sensitive income consists of interest on Receivables, earned discount on Receivables, insurance revenues and other investment interest.
Interest sensitive expense consists of interest expense on borrowed money and insurance policy and annuity benefits.

	The Consolidated Group is in a "liability sensitive" position in that its interest sensitive liabilities reprice or mature more quickly than do its interest sensitive assets. Consequently, in a rising interest rate environment, the net return from interest sensitive assets and liabilities will tend to decrease. Conversely, in a falling interest rate environment, the net return from interest sensitive assets and liabilities will tend to improve. See
"Asset/Liability Management". Net interest sensitive income was $26.5 million for the fiscal year ended September, 30, 1995. The comparable results for 1994 and 1993 were $28.1 million and $22.4 million, respectively. Interest rates were generally increasing over 1995 before declining later in the year which contributed to the decrease of $1.6 million in net interest sensitive income. The improvement of $5.7 million in 1994 over 1993 resulted from several factors including the interest rate environment and a decline in the comparative pricing of interest rate sensitive annuity products. Also contributing to the changes in net interest sensitive income was the capitalization of approximately $2.7 million, $2.2 million, and $3.0 million for the years 1995, 1994, 1993, respectively, of interest associated with various real estate development projects owned by the Consolidated
Group.

Real Estate Sales

	The Consolidated Group is in the real estate market due primarily to its repossession of properties following Receivable defaults and its investment in a major timeshare development project in Kauai, Hawaii. See "BUSINESS-Real Estate Development."

	Excluding timeshare development property, approximately 75% of real estate owned by the Consolidated Group is located in the Pacific
Northwest (Alaska, Washington, Oregon, Idaho, Montana), which has experienced a stronger economy than many areas of the nation in the past several years. Consequently, management believes that the sale of these assets will be largely dependent on the attractiveness of the Pacific Northwest marketplace. Of the property owned in the Pacific
Northwest, approximately $20 million is invested in commercial developments with approximately $28 million in undeveloped land.

	The Consolidated Group is engaged in the development of various properties acquired in the course of business through repossession and as investment property. The development or improvement of properties is undertaken for the purpose of enhancing values to increase salability and to maximize profit potential.

	Real estate sales exceeded cost of those sales by $2.9 million in
1995, $1.5 million in 1994 , and $.03 million in 1993.  Included in these results are sales of timeshare units with a net gain of $.9 million in 1995 and net losses of $.3 million and $.03 million in 1994 and 1993, respectively.  The trend in the sale of repossessed and other development property includes the effect of applying SOP 92-3 which requires reserving for estimated closing costs.  During 1993, the Consolidated Group was in a reconstruction phase for its timeshare project in Hawaii due to the damage it sustained from Hurricane Iniki in September 1992.  Approximately two months before Hurricane Iniki, the Consolidated Group engaged an affiliate of the Shell Group,
Chicago, Illinois, Shell-Lawai ("Shell") to provide management services and sell timeshare units at Lawai Beach.  See "Business-Real
Estate Development-Lawai Beach Resort".   This agreement provides for
a fixed fee to Shell plus an incentive fee based upon future sales after a base amount of cash flow is generated by the property.  Sales of timeshare units in 1995 and 1994 were approximately $23.6 million and $17.6 million, respectively. Without the benefit of a fully reconstructed project, Shell generated timeshare sales in excess of
$1.5 million during fiscal 1993.

	Real estate sales, including timeshare unit sales, totaled $39.4 million for 1995, $40.0 million for 1994, and $20.9 million for 1993.
 Sales of repossessed properties have more than kept pace with yearly additions resulting in a total investment in repossessed real estate of $38.0 million at September 30, 1995, $39.0 million at September 30,
1994, and $45.6 million at September 30, 1993.  The aggregate investment in real estate held for sale and development increased to
$91.1 million at September 30, 1995, up from $76.8 million at
September 30, 1994 and $76.3 million at September 30, 1993.  The increase of $14.3 million in 1995 over 1994 is primarily attributable to the continuing development of the timeshare project in Kauai,
Hawaii and the development of a factory outlet mall in Pasco,
Washington.   In addition to timeshare unit development, the
Consolidated Group is in the general business of holding and developing property for sale.  The largest investments in such activities at September 30, 1995 were a $9.4 million development located in downtown Spokane adjacent to the central business district and a $8.2 million factory outlet mall development located in Pasco,
Washington.  See "Business-Other Development Properties".

	Gains or losses on real estate sold (excluding timeshare units) are a function of several factors. Management's experience with the most significant of these factors during the last three fiscal years is set forth below:

                                        For the Fiscal Year Ended
                                              September 30,
                                        1995      1994     1993
                                          (Dollars in Thousands)

  Amount of delinquencies over
    three months at fiscal year end	$17,500	$19,000	  $25,850

  Amount of foreclosures during
    the fiscal year	$13,834	$19,117	$16,685

  Amount of foreclosed real estate
    held for sale at fiscal year end	$38,004	$39,037	$45,625

  Gain (loss) on sale of the property
    during the fiscal year	$1,992	$ 1,793	$    50

	The principal amount of Receivables in arrears for more than ninety days as of September 30, 1995, 1994 and 1993 was 2.8%, 3.1% and 4.3%, respectively, stated as a percentage of the total outstanding principal amount of Receivables. See Note 2 to the Consolidated Financial Statements. Improving the Consolidated Group's collection procedures, reducing delinquencies and reducing real estate held for sale and development including repossessed property continue to be ongoing goals of management.


Provision for Losses on Real Estate Assets

	In April 1992, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) No. 92-3, "Accounting for Foreclosed Assets," which provides guidance on determining the accounting treatment for foreclosed assets. SOP 92-3 requires that foreclosed assets be carried at the lower of (a) fair value minus estimated costs to sell, or (b) cost.
The Consolidated Group applied the provisions of SOP 92-3 effective October 1, 1992. The initial charge for its application of approximately $725,000, before the effect of related income taxes, was included in continuing operations in 1993. See Note 1 to the Consolidated Financial Statements. During the years ended September
30, 1995, 1994 and 1993, the Consolidated Group provided $4.2 million, $5.5 million and $6.6 million, respectively, for losses on real estate assets. At September 30, 1995, 1994 and 1993, the Consolidated Group had aggregate allowances for losses on real estate assets of $8.1 million, $9.1 million and $10.6 million, respectively, on real estate assets of $679 million, $644 million and $639 million, respectively.
See Note 4 to the Consolidated Financial Statements.

Non-Interest Income and Expense

	Non-interest income, composed of "Fees, Commissions, Services, and Other Income" on the income statement, was $5.8 million for the fiscal year ended September 30, 1995, and $5.0 million and $4.8 million for the comparable periods in 1994 and 1993, respectively. Income sources include service fees and late charges in connection with Receivables, charges for loan servicing and other services provided to outside affiliated companies, and rents, commissions and other revenues primarily associated with the Lawai Beach Resort, Kauai, Hawaii. The increase of $.8 million in 1995 over 1994 was primarily attributable to charges for services rendered to three former subsidiary companies which were sold in September of 1994, and in January and May of 1995.

	Non-interest expense consists of all non-interest expenses except the cost of real estate sold and the provision for losses on real estate assets. Non-interest expense was $26.1 million for the fiscal year ended September 30, 1995 as compared to $23.6 million and $24.0 million for the comparable periods of 1994 and 1993, respectively.
The increase in cost of $2.5 million in 1995 over 1994 was primarily attributable to an increase of $4.2 million in the recognition of commissions paid to insurance agents and other agents which were offset only partially by an increase in the amount capitalized as deferred costs, net of amortization. A decrease of $4.7 million in other operating and underwriting expenses in 1994 as compared to 1993 was partially offset by an increase of $.7 million in commissions paid to agents and a reduction of $3.0 million in the amount capitalized as deferred costs, net of amortization. The change in other operating and underwriting expenses was primarily attributable to the recording in 1993 of $3.9 million as an estimate for potential future insurance guaranty fund assessments. All states in which the current and former insurance subsidiary of the Consolidated Group operate have laws requiring solvent life insurance companies to pay assessments to state guaranty funds to provide for and protect the interests of policyholders of insolvent life insurance companies. The amount added to expense in 1993 was net of approximately $1.2 million in discount;
 the Consolidated Group having used a 7.75% annual discount rate applied over the estimated term of approximately seven years. See
Note 13 to the Consolidated Financial Statements.

Gain on Insurance Settlement

	In September 1992, the island of Kauai was struck by Hurricane Iniki resulting in significant damage to the Consolidated Group's Lawai Beach Resort and other related properties. The Consolidated Group's share of insurance proceeds of approximately $5.6 million for the property damage exceeded the Consolidated Group's carrying value by approximately $4.0 million. Accordingly, the Consolidated Group recognized a gain of approximately $4.0 million from the insurance settlement during 1993. Additionally, during 1994 and 1995, the Consolidated Group recorded gains from subsequent settlements of approximately $.2 million and $.05 million, respectively.

Realized Net Gains (Losses) on Sales of Investments and Receivables

	The Consolidated Group invests in securities and Receivables as well as real estate investment properties. The Consolidated Group adopted SFAS No. 115 on September 30, 1993 and since that time has classified its investments in debt and equity securities as either "trading", "available-for-sale" or "held-to-maturity". From time to time, gains or losses are recognized on trading positions and securities classified as "available-for-sale" may be sold at a gain or a loss.  Net gains from the sale of investments were $.03 million,
$1.1 million, and $12.0 million for the fiscal year ended September
30, 1995, 1994, and 1993, respectively.  See "Business-Securities
Investments".   The Consolidated Group purchases Receivables
collateralized by real estate, lottery prizes structured settlements, and annuities. See "BUSINESS-Receivable Investments" and Notes 2 and
3 to the Consolidated Financial Statements.   Such assets are
generated through the ongoing production operations of the Consolidated Group. At times production exceeds internal demand and Receivables may be remarketed. Net gains from the sale of Receivables were $4.4 million, $2.0 million, and $.3 million for the fiscal years ended September 30, 1995, 1994, and 1993, respectively.

Asset/Liability Management

	The Consolidated Group is subject to interest rate risk because most of its assets and liabilities are financial in nature.
Generally, the Consolidated Group's financial assets (primarily Receivables and fixed income investments) reprice more slowly than the Consolidated Group's financial liabilities (primarily debentures and annuities). In a rising rate environment, this mismatch will tend to reduce earnings, while in a falling rate environment, earnings will
tend to increase.   During 1996, approximately $191 million of
interest sensitive assets are expected to reprice or mature. These assets consist of approximately $99 million of Receivables and $92 million of cash and investments. For liabilities, most of the balance of life insurance and annuity contracts may be repriced during 1996. Management estimates this amount at $600 million. In addition approximately $24 million of debentures and $24 of other debt will mature during that period. At September 30, 1995, these estimates result in interest sensitive liabilities in excess of interest sensitive assets of approximately $457 million, or a ratio of interest sensitive assets to interest sensitive liabilities of approximately 340%

	The Consolidated Group is able to manage this liability to asset mismatch of approximately 3.4:1 by the fact that approximately 93% of the interest sensitive liabilities are life insurance and annuity contracts which are subject to surrender charges. These contracts have maturities which extend for as long as nine years with surrender charges of decreasing amounts during their term. At the option of the Consolidated Group, these contracts are subject to annual repricing.
In periods of declining interest rates, this feature is beneficial as it allows the Consolidated Group to reprice its liabilities at lower market rates of interest. In periods of increasing interest rates, such liabilities were protected by surrender charges of approximately $24.7 million at September 30, 1995. Depending on the remaining surrender charges, the Consolidated Group anticipates having the option to extend any interest rate increase over a two to three year period as it is not generally economical for an annuitant to pay the surrender charge in order to receive payment in lieu of accepting a rate of interest that is lower than current market rates of interest.
 As a result, the Consolidated Group may respond more slowly to increases in market interest rate levels thereby diminishing the impact of the current mismatch in the interest sensitivity ratio.

Effect of Inflation

	During the three year period ended September 30, 1995, inflation has had a generally positive impact on the Consolidated Group's operations. This impact has primarily been indirect in that the level of inflation tends to impact interest rates on both the Consolidated Group's assets and liabilities. See "Interest Sensitive Income and Expense". However, both interest rate levels in general and the cost of the Consolidated Group's funds and the return on its investments are influenced by additional factors such as the level of economic activity and competitive or strategic product pricing issues. The net effect of the combined factors on the earnings of the Consolidated
Group has been a slight improvement over the three year period in the positive spread between the rate of return on interest earning assets less the cost of interest paying liabilities. Inflation has not had a material effect on the Consolidated Group's operating expenses. Increases in operating expenses have resulted principally from increased product volumes or other business considerations.

	Revenues from real estate sold are influenced in part by inflation, as, historically, real estate values have fluctuated with the rate of inflation. However, management is unable to quantify the effect of inflation in this respect with any degree of accuracy.

New Accounting Rules

	In the fourth quarter of fiscal 1993, the Consolidated Group adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), retroactive to October 1, 1992. The cumulative effect of adopting SFAS No. 109 was a charge to operations of approximately $4,300,000. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. In 1992 and prior, the Consolidated Group accounted for income taxes as required by Accounting Principles Board Opinion No. 11. See Note 1 to the Consolidated Financial Statements.

	In December, 1992, the Financial Accounting Standards Board
(FASB) issued SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which specifies the accounting by insurance enterprises for the reinsuring (ceding) of insurance contracts. SFAS No. 113 amends SFAS No. 60 and eliminates the practice by insurance enterprises of reporting assets and liabilities relating to reinsured contracts net of the effects of reinsurance. The effect of adopting SFAS No. 113 in fiscal 1994 was not material to the Consolidated Group's financial position or operations. See Note 13 to the Consolidated Financial Statements.

	In May, 1993, Statement of Financial Accounting Standards No. 114 (SFAS No. 114) "Accounting by Creditors for Impairment of a Loan" was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The Consolidated Group was required to adopt this new standard by October 1, 1995. The Consolidated Group does not anticipate that the adoption of SFAS No. 114 will have a material effect on the consolidated financial statements. See Note 1 to the Consolidated Financial Statements.

	The Consolidated Group adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities," on September 30, 1993. The effect of applying this new standard was to increase stockholders' equity by $607,182, which is net of a $275,933 income tax effect. See Note 7 to the Consolidated Financial Statements. At September 30, 1995, the Consolidated Group had net unrealized losses on investments of $829,417. This amount is reported as a reduction in stockholders' equity.

	In March 1995, Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued. SFAS No. 121 requires certain long-lived assets, such as the Consolidated Group's real estate assets, be reviewed for impairment in value whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review, if expected future undiscounted cash flows from the use of the asset or the fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment loss is to be recognized. The Consolidated Group is required to adopt this new standard by October 1, 1996. The Consolidated Group does not anticipate that the adoption of SFAS No. 121 will have a material effect on the consolidated financial statements.

Liquidity and Capital Resources

	As a financial institution, the Consolidated Group's liquidity is tied to its ability to renew, maintain or obtain additional sources of cash. The Consolidated Group has successfully met these requirements during the past three years and has continued to invest funds generated by operations, financing activities, Receivables and investments.

	Cash provided from operating activities was $40.8 million in 1995; $46.0 million in 1994; and $43.9 million in 1993. Cash utilized by the Consolidated Group in its investing activities was $43.6 million in 1995, $106.8 million in 1994 and $6.7 million in 1993. Cash provided to the Consolidated Group from its financing activities was $6.3 million in 1995 and $17.2 million in 1994 compared to cash utilized by the Consolidated Group of $14.6 million in 1993. These cash flows have resulted in year end cash and cash equivalent balances of $32.8 million in 1995; $29.3 million in 1994; and $72.9 million in 1993. At September 30, 1995, Management considers these funds combined with its other sources of funds to be adequate to finance any required debt retirements or planned asset additions.

	The State of Washington imposed certain temporary limitations on the total amount of debentures and preferred stock that Metropolitan could have outstanding during 1994 and 1995. During 1995, Metropolitan could not have more than an aggregate total of $251.3 million in outstanding debentures (including accrued and compound interest) and outstanding preferred stock (based on original sales price). At September 30, 1995, Metropolitan had total outstanding debentures of approximately $201.3 million and total outstanding preferred stock of approximately $47.8 million. In 1993, Metropolitan was limited by the State of Washington to outstanding debentures (principal only) of $178.0 million and outstanding values of preferred stock of $42.3 million. These limitations did not have any material adverse impact on liquidity during 1993 through 1995; however, management expects that should the same or a lower limitation be imposed during 1996, it, could have a material negative effect on liquidity.

	During 1996, anticipated principal, interest and dividend payments on outstanding debentures, other debt payments and preferred stock distributions are expected to be approximately $57 million. During 1995, the principal portion of the payments received on the Consolidated Group's Receivables and proceeds from sales of real estate and Receivables was $197 million. A decrease in the prepayment rate on these Receivables or the ability to sell would reduce future cash flows from Receivables and might adversely affect the Consolidated Group's ability to meet its principal, interest and dividend payments.

	The Consolidated Group expects to maintain high levels of liquidity in the foreseeable future by continuing its securities offerings and annuity sales. At September 30, 1995, cash or cash equivalents were $33 million, or 3.0% of assets. Including securities that are available for sale, total liquidity was $65 million and $118 million as of September 30, 1995 and September 30, 1994, respectively, or 6.0% and 11.1% of total assets, respectively. At September 30, 1994, the Consolidated Group had $29 million in cash or cash equivalents, or 2.8% of assets.

	For statutory purposes, Western United performs cash flow testing under seven different rate scenarios. The results of these tests are filed annually with the Insurance Commissioner of the State of Washington. At the end of calendar year 1994, the results of this cash flow testing process were satisfactory.

Metropolitan alone generated approximately $2.4 million in cash from operations in 1995. Net cash of approximately $3.9 million was used in investing activities. Funds used included $18.4 million, $12.1 million, and $12.5 million for the purchase of Receivables, investments, and additions to real estate held, respectively. An additional $9.6 million was used for investment in and advances to subsidiaries. Funds provided from investing activities included $34.9 million from the sale of Receivables collateralized by real estate and $5.1 million of principal payments on such Receivables. Additional funds of $1.9 million and $7.6 were provided from the sale of real estate and investments, respectively. Net cash of $8.0 million provided from financing activities in 1995 included $53.1 million in proceeds from the sale of debentures which was partially offset by $49.0 million in repayment of debentures. Additionally, $4.5 million was obtained from the issuance of preferred stock and $4.2 million was obtained in net borrowings while $4.5 million was paid out in cash dividends.

	Metropolitan alone generated approximately $1.8 million in cash from operations in 1994. Investing activities, which provided approximately $4.8 million, were primarily: (1) investments in and advances to subsidiaries which provided $6.3 million; (2) changes in investments and Receivables, which provided $4.0 million; less (3) capital expenditures and the net change in real estate held of $5.5 million. Cash used in financing activities of $11.0 million were primarily used for: (1) net redemption of debenture bonds of $5.2 million; (2) repayment of borrowings from banks and others of $3.3 million; (3) cash dividends of $3.5 million: which were offset by (4) net issuance of preferred stock less redemptions and retirement of common stock of approximately $1.0 million. For 1994, Metropolitan had a decrease in cash and cash equivalents of approximately $4.4 million resulting in a year end balance of approximately $9.4 million.

	Metropolitan alone used approximately $8.8 million in cash for operations in 1993. Investing activities, which provided approximately $23.0 million, were primarily: (1) investments in and advances to subsidiaries which provided $16.0 million; (2) changes in securities investments and Receivables, which provided $9.2 million;
(3) capital expenditures of $1.2 million; and (4) the net change in real estate held, which used $1.0 million. Financing activities were primarily: (1) net issuance of debenture bonds of $6.1 million; (2) net issuance of preferred and common stock of $3.3 million; (3) cash dividends of $3.4 million; and (4) repayment of borrowings from banks of $9.8 million. Since financing activities used $3.8 million, cash increased $10.4 million during the year.

	The Consolidated Group is currently negotiating the potential securitization of portions of its Receivable portfolio, principally for sale to institutional investors. If completed this transaction, and potential future securitizations, may enhance the Consolidated Group's liquidity position.

	Management believes that cash flow generated from the Consolidated Group's operating activities and financing activities will be sufficient to conduct its business and meet its anticipated obligations as they mature during the next fiscal year. Metropolitan has never defaulted on any of its obligations since its founding in 1953.


BUSINESS

OVERVIEW

	The Consolidated Group is a financial company which consists of a parent corporation, Metropolitan, and several subsidiaries including a life insurance company, and other related supporting entities and divisions. The Consolidated Group is engaged in the business of investing in Receivables and other assets through funds provided by annuity sales, Receivable investment proceeds, other investment income, debenture sales, preferred stock sales, and the sales of repossessed and development real estate. The Consolidated Group's goal is to achieve a positive spread between its return on its Receivable investments, its other investments and its cost of funds.

	The Receivables consist primarily of real estate contracts and promissory notes collateralized by liens on real estate. To a lesser extent, Metropolitan and its subsidiaries also acquire other types of Receivables, including but not limited to structured settlements, lottery prizes and annuities. All such Receivables are purchased at prices calculated to provide a desired yield. Often, in order to obtain the desired yield, the Receivables will be purchased at a discount from their face amount, or at a discount from their present value. See "BUSINESS-RECEIVABLE INVESTMENTS".

	In addition to investing for its own account, Metropolitan has entered into an agreement with its insurance subsidiary, Western United, to provide Receivable acquisition, collection and management services for a fee. See "BUSINESS-RECEIVABLE INVESTMENTS-Management, Receivable Acquisition and Collection Services". Metropolitan has also entered into a similar agreements to provide Receivable acquisition, collection and management services for a fee to Summit and Old Standard. See "BUSINESS-RECEIVABLE INVESTMENTS-Management, Receivable Acquisition and Collection Services" & "CERTAIN TRANSACTIONS".

	Western United, and to a lesser extent Metropolitan itself, also invest funds in securities which predominantly consist of high grade corporate bonds, U.S. Treasury, and government agency obligations and mortgage backed securities. Such investing serves both the Consolidated Group's liquidity needs and also certain regulatory requirements affecting the insurance subsidiary. See "LIFE INSURANCE AND ANNUITY OPERATIONS".

	The investments in Receivables, securities and other assets made by the Consolidated Group are financed primarily by sales of annuities through Metropolitan's insurance subsidiary, Western United, the cash flow from Receivables and securities investments, the sale of real estate, and Metropolitan's issuance of debentures and preferred stock.

	Metropolitan, also sells and develops real estate primarily as a result of repossessions of real estate arising from Receivable investments. In addition, Metropolitan, is the developer of a timeshare resort, Lawai Beach Resort, located on Kauai, Hawaii. See "REAL ESTATE DEVELOPMENT".

RECEIVABLE INVESTMENTS

Introduction

	Metropolitan has been investing in Receivables for its own account for over forty years. Metropolitan's Receivable acquisition network now stretches across the entire United States allowing Metropolitan and its subsidiaries to diversify their Receivable investments throughout the various regions of the United States. Metropolitan currently maintains fifteen Receivable acquisition branch offices in twelve states. The evaluation, underwriting, closing, collection and servicing of the Receivables is performed at Metropolitan's headquarters in Spokane, Washington. Receivable investments are primarily collateralized by residential real estate, but also include Receivables collateralized by other types of real estate, structured settlements, lottery prizes, annuities and other investments. At the time of acquisition, the face value of Receivables collateralized by real estate generally range in size from approximately $15,000 to $300,000. In 1995, the average Receivable balance at the time of acquisition by the Consolidated Group was approximately $45,000. See Note 2 to Consolidated Financial Statements.

Sources of Receivables

	Approximately 90% of the Receivables are acquired through independent brokers located throughout the country. These brokers typically deal directly with private individuals or organizations who own and wish to sell a Receivable. These independent brokers contact one of Metropolitan's branch offices to submit the Receivable for evaluation by Metropolitan. In order to maintain strong professional ties with these independent brokers, Metropolitan held its first annual Broker's Convention during the summer of 1994. In addition, various bonus commission and incentive programs and new streamlined Receivable submission procedures have been developed and continue to be developed. It is the opinion of management that its responsiveness to the independent Receivable brokers and sellers has been a key to Metropolitan's ability to attract and purchase quality Receivables at acceptable yields.

	Metropolitan is also approached directly by prospective Receivable sellers. These direct contacts are generally the result of a referral or a previous business contact. Metropolitan has also acquired portfolios of Receivables from banks, savings and loan organizations, the Resolution Trust Corporation and the Federal Deposit Insurance Corporation. To date, these portfolio, or institutional, purchases have consisted exclusively of Receivables collateralized by real estate.

	In order to enhance its position in the Receivables market, Metropolitan has developed a broker software program called BrokerNet. BrokerNet is a menu driven program which assists brokers in preparing and completing proposals to sell Receivables to Metropolitan. In addition, the program assists in analyzing the quality of the Receivable, and provides online quotes for the purchase price for the Receivable. It is planned that this software will be further developed to assist in preparing the legal documents needed to purchase a Receivable, assist in monitoring the closing of a Receivable purchase, and ultimately, transfer the Receivable data directly into Metropolitan's Receivable servicing and collection system. All of these efforts are intended to streamline the decision making process, make the closing time quicker, and continue to enhance Metropolitan's position in the Receivable purchasing industry. Although the initial response from the Receivable broker's appears positive, there can be no assurance that this software program will create a competitive advantage.

	Metropolitan's Receivable acquisition activities (total activities for itself and for others), grew from approximately $156.6 million and $142.5 million in 1993 and 1994, respectively, to $259.8 million in 1995. At the same time, Metropolitan's average closing time has improved to 23 days in 1995, in comparison to 24 days in 1994, and 27 days in 1993. Management considers closing time to be an important factor in a seller's decision to sell a Receivable to Metropolitan.

Yield and Discount Considerations

	Metropolitan negotiates Receivable purchases at prices calculated to provide a desired yield. Often this results in a purchase price less than the Receivable's unpaid balance, or less than its present value (assuming a fixed discount rate). The difference between the unpaid balance and the purchase price is the "discount." The amount of the discount will vary in any given transaction depending upon the purchasing company's yield requirements at the time of the purchase and the terms and nature of the Receivable. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of Receivables and the risk of default by the Receivable payor. See Also "BUSINESS-
RECEIVABLE INVESTMENTS-Underwriting"

	For Receivables of all types, the discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method over the remaining contractual term of the Receivable. For Receivables which were acquired after September 30, 1992, these net purchase discounts are amortized on an individual basis using the level yield method over the remaining life of the Receivable. For those Receivables acquired before October 1, 1992, these net purchase discounts were pooled by the fiscal year of purchase and by similar contract types, and amortized on a pool basis using the level yield method over the expected remaining life of the pool. For these Receivables, the amortization period, which is approximately 78 months, is based on an estimated constant prepayment rate of 10-12 percent per year on scheduled payments, which is consistent with the Consolidated Group's prior experience with similar loans and the Consolidated Group's expectations.



	YIELD CHART: REFER TO GRAPH APPENDIX ITEM 2










	Management establishes the yield requirements for Receivable investments by assuming that all payments on the Receivables will be paid as scheduled. During fiscal 1995, the Consolidated Group's initial yield requirement was generally between 10% - 14% for Receivables collateralized by real estate. However, to the extent that Receivables are purchased at a discount and payments are received earlier than anticipated, the discount is earned more quickly resulting in an increase in the yield. Conversely, to the extent that payments are received later than anticipated, the discount is earned less quickly resulting in a lower yield.

	A greater effective yield can also be achieved through negotiating amendments to the Receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing in lieu of a required balloon payment or other adjustments in cases of delinquencies where the payor appears able to resolve the delinquency. As a result of these amendments, the cash flow may be maintained or accelerated, the latter of which increases the yield realized on a Receivable purchased at a discount.

Underwriting

	When Metropolitan is offered a Receivable, an initial study of the terms of the Receivable, including any associated documents, is performed by Metropolitan's underwriting and closing staff. If the Receivable appears acceptable, the purchase price for the Receivable is calculated based on yield requirements at that time. If the broker and/or seller accepts the proposed purchase price, a written agreement to purchase is executed, subject to Metropolitan's full underwriting requirements. Metropolitan also negotiates the purchases of "partial" interests in Receivables. Partial purchases are purchases of the right to receive a portion of the Receivable's balance where the seller's right to the unsold portion of the Receivable is subordinated to the interest of Metropolitan or the company for which Metropolitan negotiated the purchase. These "partials" generally result in a reduced level of investment risk to the purchaser than if the entire Receivable cash flow is purchased.

	The underwriting guidelines adopted by Metropolitan for Receivables collateralized by real estate include a requirement that the ratio of the investment in a Receivable compared to the appraised value of the property which collateralizes the Receivable may not exceed 75%-80% (depending upon company, collateral type and collateral quality) on Receivables collateralized by single family residences; and that the ratio of the investment to the property's appraised value may not exceed 70% of Receivables collateralized by other types of improved property; and 55% on unimproved land. Management believes these more stringent than conventional investment to collateral ratio requirements generally provide higher than conventional levels of collateral to protect the purchasing company's investment in the event of a default on a Receivable.

	For each Receivable collateralized by real estate, a current market value appraisal of the real estate providing security is obtained. These appraisals are obtained through licensed independent appraisers or through one of Metropolitan's licensed staff appraisers.
 These appraisals are generally based on drive-by and comparative sales analysis. Each independent appraisal is also subject to review by a staff appraiser. (For additional information regarding appraisals following foreclosure and repossession of properties, See "REAL ESTATE DEVELOPMENT").

	Additionally, every proposed investment in a Receivable collateralized by real estate is evaluated by Metropolitan's demography department utilizing computerized data which identifies local trends in property values, personal income, population and other social and economic indicators. Other underwriting functions related to Receivables collateralized by real estate may include obtaining and evaluating credit reports on the Receivable payors; evaluation of the potential for environmental risks; verifying payment histories and current payment status; and obtaining title reports to verify the record status of the Receivable and other matters of record.

	Metropolitan also negotiates the purchase of Receivables which are not collateralized by real estate, such as structured settlements, annuities and lottery prizes. The annuities often arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money payable over a period of time. In the case of such settlement annuity purchases, the underwriting guidelines of Metropolitan generally include a review of the settlement agreement. In the case of all annuity purchases, Metropolitan's underwriting guidelines generally include a review of the annuity policy, related documents, the credit rating of the payor (generally an insurance company), determination of the existence of any state insurance fund designed to protect annuity holders, and a review of other factors relevant to the risk of purchasing a particular annuity as deemed appropriate by management in each circumstance. In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize, and a review of the credit rating of the insurance company, or other entity, making the lottery prize payments. Where the lottery prize is from a state run lottery, the underwriting guidelines generally include a determination of whether the prize is backed by the general credit of the state, and confirmation with the respective lottery commission of the prize winners right to sell the prize, and acknowledgment from the lottery commission of their receipt of notice of the sale. In many states, in order to sell a state lottery prize, the winner must obtain a court order permitting the sale. In those states, Metropolitan requires a certified copy of the court order.

	Receivable investments which the Underwriting Committee identifies for legal review are referred to Metropolitan's in-house legal department which currently includes a staff of five attorneys. Receivables which exceed specified amounts are submitted to an additional special risk evaluation committee, and are subject to legal department review. The investment amount which gives rise to special risk evaluation is dependent upon the type and quality of collateral, ranging from $250,000 for conventionally financiable residential property to $100,000 for residential property which is not owner occupied. In addition, transactions involving investments of more than $500,000 are subject to approval by Metropolitan's Board of Directors.

	Upon completion of the underwriting process and the approval of the investment, appropriate closing and transfer documents are executed by the seller and/or broker, and the transaction is funded.

	Management believes that the underwriting functions that are employed in its Receivable investment activity are as thorough as reasonably possible considering the nature of this business. Metropolitan's acquisition of Receivables collateralized by real estate should be distinguished from the conventional mortgage lending business which involves substantial first-hand contact by lenders with each borrower and the ability to obtain an interior inspection appraisal prior to granting a loan.

Current Mix of Receivable Investment Holdings

	The Consolidated Group's investments in Receivables includes Receivables collateralized by first liens on single family residential property. Management believes that this concentration in residential real estate presents a lower credit risk than would a portfolio predominantly collateralized by commercial property or unimproved land, and that much of the risk in the portfolio is further dissipated by the large numbers of relatively small Receivables, the geographic dispersion of the collateral, and the collateral value to investment amount requirements.

	Management continually monitors the economic and demographic conditions throughout the country in an effort to avoid a concentration of its real estate Receivables in those areas experiencing economic decline, which could result in higher than anticipated default rates and subsequent investment losses.

	Metropolitan and its subsidiaries have resold portfolios of Receivables without recourse to others in the following respective carrying amounts: 1995:$68.5 million; 1994:$18.4 million; and 1993:
$4.4 million;, recognizing gains of $4.4 million, $2.0 million, and $.3 million, respectively. These Receivables were pooled together and resold to take advantage of unique pricing opportunities in the marketplace and to improve the overall yield on the Receivable portfolio.

	The following charts present information on the Consolidated Group's portfolio of outstanding Receivables as of September 30, 1995 regarding geographical distribution, type of real estate collateral and lien position:

	PIE CHARTS SHOWING BREAKDOWNS OF RECEIVABLES BY TYPE, SECURITY POSITION AND PIE CHART SHOWING BREAKDOWN OF THE CONSOLIDATED GROUPS'
	   ASSETS:
	REFER TO GRAPH APPENDIX ITEM 3



	GRAPH SHOWING MAP OF THE UNITED STATES AND DISTRIBUTION OF RECEIVABLE INVESTMENTS BY STATE: REFER TO GRAPH APPENDIX ITEM 4




	The following tables present certain statistical information about the Consolidated Group's Receivable investment activity during the three fiscal years ended September 30, 1995.

		Year Ended or at September 30
		-----------------------------
	1995	1994	1993
	-----------------------------
		(Dollars in thousands)
DISCOUNTED REAL ESTATE RECEIVABLES
PURCHASED DURING PERIOD
		Number.....................	4,130	2,906	3,410
		Average Face Amount........	$     45	$     52	$     50
					--------	--------	--------
		Face Amount................	$187,305	$150,709	$171,747
		Unrealized Discounts, Net of
			Acquisition Costs.......	(15,338)	(21,186)	( 18,461)
		Underlying Obligations
			Assumed (1).............	(527)	(191)	(667)
					--------	--------	--------
		Price Paid.................	$171,440	$129,332	$152,619
					========	========	========
DISCOUNTED REAL ESTATE RECEIVABLES
	OUTSTANDING AT END OF PERIOD
		Number.....................	13,436	13,994	14,592
					--------	--------	--------
		Face Amount................	$505,441	$502,314	$513,113
		Unrealized Discounts, Net
		of Unamortized Acquisition
		Costs...................	(37,354)	(46,989)	(45,297)
					--------	--------	--------
		Net Balance................	$468,087	$455,325	$467,816
					========	========	========
TOTAL REAL ESTATE RECEIVABLES
	OUTSTANDING AT END OF PERIOD (2)
		Number.....................	19,608	18,820	18,578
					--------	--------	--------


		Face Amount Discounted
			Receivables.............	$505,441	$502,314	$513,113
		Face Amount Non-Discounted
			Receivables.............	112,072	104,011	85,377
					--------	--------	--------
		Total Outstanding Receivables	617,513	606,325	598,490

		Unrealized Discounts, Net of
	  	Unamortized Acquisition Costs	(37,354)	(46,989)	(45,297)
		Accrued Interest Receivable	7,335	7,920	9,247
					--------	--------	--------
		Net Balance................	$587,494	$567,256	$562,440
					========	========	========
Average Net Balance per
	Receivable (Excluding
	Accrued Interest)	$29.6	$   29.7	$   29.8
Average Annual Yield on
	Discounted Receivables (3)	12.8%		13.6%		14.2%

(1)	Consisting of pre-existing first lien position contracts or mortgages which remain when the Consolidated Group invests in second lien position Receivables.

(2)	Approximately 18% of the portfolio at September 30, 1995, 17% of the portfolio at September 30, 1994, and 14% of the portfolio at September 30, 1993 represented financing for resales of repossessed properties and other non-discounted Receivables.

(3)	Yield on Receivables represent gross interest and earned discount revenues, net of amortized acquisition costs, prior to any overhead allocation and losses recorded following foreclosure. The reasons for changes in yield are (i) fluctuations in the rate of actual prepayments;
(ii) the changing mix of Receivable purchases between those originated from Metropolitan's network of offices and those purchased in bulk; (iii) the amortization of the existing portfolio; and (iv) the amount of discount on Receivables purchased.

	At September 30, 1995, the average contractual interest rate on Receivables collateralized by real estate (weighted by principal balances) was approximately 9.6%.

	Prior to December 31, 1995, the Consolidated Group commenced, on a limited basis, the direct investment in Receivables through the origination of loans collateralized by residential real estate.
Management is currently evaluating the possible expansion of this activity.

Delinquency Experience & Collection Procedures

	The principal amount of Receivables collateralized by real estate, held by the Consolidated Group (as a percentage of the total outstanding principal amount of Receivables) which was in arrears for more than ninety days at the end of the following fiscal years was:

	1995	---	2.8%
	1994	---	3.1%
	1993	---	4.3%

	The Receivables collateralized by real estate purchased by the Consolidated Group are typically not of the same quality as those that are originated for sale to agencies such as the Federal National Mortgage Association (Fannie Mae). Accordingly, higher delinquency rates are expected which Management believes are offset through a higher than standard property value requirement relative to the amount invested. As a result, management believes losses from resales of repossessed properties are generally lower than might otherwise be expected given the higher delinquency rates. In addition, the Consolidated Group is compensated for the higher risk associated with higher delinquencies with yields that are greater than typically available through more conventional real estate collateralized Receivables. During 1995, the average initial yield requirement on Receivables collateralized by real estate was generally between 10% and 14%.

	When a Receivable becomes delinquent, the payor is initially contacted by letter approximately seven days after the delinquency date. If the delinquency is not cured, the payor is contacted by telephone (generally on the 17th day following the payment due date). If the default is still not cured (generally within three to six days after the initial call), then additional collection activity, including further written correspondence and further telephone contact, is pursued. If these collection procedures are unsuccessful, then the account is referred to a committee who analyzes the basis for default, the economics of the situation and the potential for environmental risks. When appropriate, a Phase I environmental study is obtained prior to foreclosure. Based upon this analysis, the Receivable is considered for a workout arrangement, further collection activity, or foreclosure of any property providing collateral for the Receivable. Collection activity may also involve the initiation of legal proceedings against the payor of the Receivable payments. Such legal proceedings, when necessary are generally initiated within approximately ninety days after the initial default. If accounts are reinstated prior to completion of the legal action, then attorney fees, costs, expenses and late charges are generally collected from the payor, or added to the Receivable balance, as a condition of reinstatement.

Allowance for Losses on Real Estate Assets

	The Consolidated Group establishes an allowance for expected losses on real estate assets (both Receivables and repossessed real estate). This allowance is based upon an appraisal or evaluation of the Consolidated Group's real estate holdings and each delinquent Receivable having a principal balance greater than $100,000. In addition, the Consolidated Group calculates an allowance for losses on delinquent Receivables having a principal balance below the $100,000 threshold based upon its historical loss experience. The Consolidated Group reviews the results of its resales of repossessed real estate, both before and after year end, to identify any market trends and to document the Group's historical experience on such sales. The Consolidated Group adjusts its allowance for losses requirement, as appropriate, based upon such observed trends in delinquencies and resales.

	The Consolidated Group's current appraisal policy requires annual appraisals on real estate and delinquent Receivables when their values exceed a threshold equal to 1/2% of total assets of the Consolidated Group or, in the case of the insurance subsidiary, 5% of statutory capital and surplus. Biannual appraisals are required for all other real estate holdings where an investment exceeds $50,000.

	The following table outlines the Consolidated Group's changes in the allowance for losses on real estate assets:

	1995	1994	1993
	------------	-------------	------------
Beginning Balance	$9,108,383	$10,598,491	$ 9,583,718
Provisions	4,174,644	5,533,193	6,596,933
Charge-Offs	(5,166,962)	(7,023,301)	(5,582,160)
	----------	----------	----------
Ending Balance	$8,116,065	$ 9,108,383	$10,598,491
	==========	==========	==========
Percentage of Ending
Balance of Allowances
to Outstanding
Real Estate Assets	1.2%	1.4%	1.7%
	====	====	====

Repossessions

	In the course of its Receivable investment activity, the Consolidated Group acquires various parcels of real estate as a result of foreclosures and/or voluntary repossessions. It is the Consolidated Group's general policy to attempt to resell such properties at the earliest possible time following its acquisition. Improvements are made to certain properties for the purposes of preservation or restoration to maximize the resale price. The carrying value of a repossessed property is determined as of the date of repossession of the property and is based on an appraisal by a licensed independent appraiser or one of Metropolitan's licensed staff appraisers either at the time the Receivable was purchased or at the time the property was repossessed in accordance with the Consolidated Group's appraisal policy. In addition, a new appraisal is obtained not less frequently than every two years on all real estate holdings previously valued at $50,000 or more. Internal valuation reviews on all repossessed properties are performed at least annually based on management's knowledge of market conditions and comparable property sales.

	Metropolitan manages and markets its repossessed properties, and provides such services to its subsidiaries and to Summit and Old Standard for a fee. See "BUSINESS-Management, Receivable Acquisition and Collection Services". The marketing status of all properties is reviewed at least monthly by a committee which includes both sales personnel and management.

	The following table presents specific information about the Consolidated Group's repossessed properties with carrying values of $100,000 or more which were held at September 30, 1995 and/or September 30, 1994. The carrying values of certain properties may reflect additional costs incurred, such as taxes and improvements, when such costs are estimated to be recoverable in the sale of the repossessed property.

	Carrying	Carrying	Market	Year of	Gross
Property Type/	Value	Value	Value	Fore-	Monthly
State Location	9/30/94	9/30/95	9/30/95	closure	Income
-----------------	------------	------------		------------	------		-----------
26.73 Commercial Acres	$215,668	$252,875		$252,875	1983 (1)
Farm & Ranch 1,927
  Acres, Washington	285,690	285,690		329,500	1988 (2)	$4,610
50,000 Sq Ft Commercial
  Building, Washington	850,000	850,000		897,000	1989 (3)
34 Acres, Washington	3,038,296	3,071,006		3,350,000	1991 (4)
1.35 Acre Commercial
  Land, Tennessee	228,517	Sold	A		1992
15 Condo Units,
  Arizona	607,050	Sold	B		1991
House, New Jersey	108,000	Sold	C		1993
House, California	126,000	95,400		106,000	1993
House, Washington	117,450	Sold	D		1994
Land, California	$225,360	$225,360		$250,400	1994
House, New Mexico	117,000	Sold	E		1994
K-5 Grade School,
  California	270,000	202,500		225,000	1994
House, Florida	117,000	Sold	F		1994
Condo, California	117,000	Sold	G		1994
House, California	123,300	Sold	H		1994
House, California	117,000	117,000		130,000	1994
Condo, New Jersey	121,500	Sold	I		1994
Duplex, New Jersey	117,000	103,500		115,000	1994
House, California	108,000	Sold	J		1994
House, California	134,100	103,500		115,000	1994
House, California	118,710	Sold	K		1994
Duplex, New Jersey	130,500	Sold	L		1994
Land, Arizona	126,000	Sold	M		1994
House, New Jersey	118,000	Sold	N		1994
House, California	128,500	Sold	O		1994
House, New Jersey	0	121,500		135,000	1995
House, Michigan	0	116,100		129,000	1995
House, New York	0	138,600		154,000	1995
House, New York	0	189,000		210,000	1995
House, California	0	162,000		180,000	1995
House, California	0	127,800		142,000	1995
House, Arizona	0	146,700		163,000	1995
Condo, California	0	256,500		285,000	1995
House, California	0	130,500		145,000	1995
House, Connecticut	0	187,200		208,000	1995
House, Washington	0	135,900		151,000	1995
House, New York	0	140,400		156,000	1995
			---------	---------		---------				--------
			$7,765,641	$7,159,031		$7,828,775				$4,610
			=========	=========		=========				========


The sales prices of the referenced properties were as follows:

	$140,000	A
	690,000	B
	120,000	C
	103,000	D
	108,000	E
	130,000	F
	124,000	G
	115,000	H
	120,000	I
	116,800	J
	135,000	K
	110,000	L
	89,000	M
	99,900	N
	105,000	O
	--------
	2,305,700
=========

	The following are descriptions of the marketing status of all properties listed above which were acquired by the Consolidated Group prior to fiscal 1992:

(1)		Located in Pasco, Washington,  the commercial property is in the area of a planned freeway interchange.


(2)		Located in Grant County, Washington.  A portion of the property is currently leased.  Approximately 940 acres of the property is in the federal government's Crop Reduction Program.

(3)		Commercial building in Spokane, Washington.  Sold in November,
1995 for $930,000.

(4)	See discussion regarding "Renton" in "Real Estate Development-Other
Development Properties".

	For further information regarding the Consolidated Group's activity in real estate acquisitions and sales, including properties held for development, See "REAL ESTATE DEVELOPMENT".

Management, Receivable Acquisition and Collection Services

		Metropolitan provides management, Receivable acquisition and Receivable collection services for a fee to its subsidiaries and to
Summit and Old Standard.  The Receivable acquisition fees are based upon a yield requirement established by the purchasing company.
Metropolitan collects as its fee, the difference between the yield requirement and the yield which Metropolitan actually negotiates. In the case of Western United, beginning in 1994, the yield requirement established by Western United is guaranteed by Metropolitan, and an intercompany reserve is established to support the guarantee. Because of the guarantee, and the corresponding decrease in risk, Western
United's stated yield requirement is relatively lower than the other companies. The reserve established in 1995 on purchases of $176.5 million, including origination expenses, net of purchase discount was
$6.9 million.  Metropolitan remains liable to Western United for any
losses in excess of the reserve.   While this charge has the effect of
reducing the Receivable yield of the insurance subsidiary, there is a corresponding positive effect on Metropolitan. The fees are amortized into Metropolitan's income, over the same period and in the same amount as they are accrued as expenses by the insurance subsidiary. Underwriting fees charged to Summit and Old Standard are recognized as revenues when the related fees are charged to Summit and Old Standard.
 During 1995, Metropolitan charged Western United fees of $14.57 million, and charged Summit and Old Standard fees of $634,000 and $663,000 respectively. The service agreements with Western United has no effect upon the consolidated financial results of the Consolidated
Group.  The service agreement with companies outside the Consolidated
Group, including Summit and Old Standard provided gains on the sale of Receivables or provided fee income to Metropolitan. See "Certain Transactions"

REAL ESTATE DEVELOPMENT

Lawai Beach Resort

Description

		A wholly-owned subsidiary of Metropolitan, Metropolitan Mortgage Hawaii, Inc. (Met-Hawaii), is the owner and developer of Lawai Beach
Resort on the island of Kauai, Hawaii. Metropolitan also owns other condominium units adjoining the resort and another subsidiary, the Southshore Corporation, a restaurant operating company. For ease of discussion, Metropolitan will be referred to as the owner of these resort properties whether it owns the property directly or through its wholly-owned subsidiary.

		Lawai Beach Resort is located on 8.7 acres of deeded ocean-front property on the south shore of Kauai near the area known as Poipu
Beach. It consists of three four-story buildings containing a total of 170 residential condominium units. Related amenities include swimming pools, tennis courts, a 180 car parking garage, modern exercise facilities and a sewage treatment plant. Construction of the third building began October, 1993 and was completed during the fall of 1995. Construction costs were financed entirely with Metropolitan's internally generated funds and the property remains unencumbered by external debt. Metropolitan's total investment (carrying value) in Lawai Beach Resort as of September 30, 1995 was $25,215,000.

		Additional properties, all of which adjoin the Lawai Beach Resort, include 11 condominium units in the Prince Kuhio Condominiums with an aggregate carrying value of $1,117,000, a four-plex condominium timeshare building with 28 weekly intervals remaining and a carrying value of approximately $169,000; and a restaurant site with a carrying value (land and building) of approximately $3,833,000 as of September 30, 1995.

Effect of Hurricane Iniki

		On September 11, 1992, Hurricane Iniki caused substantial damage at Lawai Beach Resort. During 1993, approximately $9.3 million was received in final settlement of damage claims with the primary insurance carrier, with approximately $5.6 million received on behalf of Metropolitan and the remainder collected on behalf of the other timeshare owners. Metropolitan also collected policy limits of approximately $1.3 million from its primary business interruption insurance carrier. In 1994, Metropolitan's secondary insurance carrier for property content damage for its restaurant property made partial settlement with Metropolitan for approximately $204,000 with Metropolitan receiving a final settlement of $51,000 in 1995. The restaurant was rebuilt and reopened in August, 1994.

Marketing

		Approximately two months before the hurricane, Metropolitan engaged an affiliate of the Shell Group, Chicago, Illinois, Shell-
Lawai ("Shell"), to provide management services and sell timeshare units at Lawai Beach. In the two months before the hurricane, timeshare sales generated by Shell were approximately $800,000 per month, versus approximately $300,000 per month averaged while managed by Metropolitan before Shell was engaged. Shell continued to manage the property during the reconstruction phase and continued to sell timeshares on a limited basis throughout 1993 and on a regular basis during 1994 and 1995. In 1994, timeshare sales totaled approximately
$17.6 million for monthly average sales of approximately $1.5 million.
 In 1995, timeshare sales totaled approximately $23.1 million for monthly average sales of over $1.9 million. Although there can be no assurance that sales will continue at the present pace, if the present pace does continue, the remaining timeshares units would be completely sold by approximately the end of calendar 1997.

Additional Information

		Sales and revenue from timeshares decreased in 1993, due primarily to the effects of Hurricane Iniki. The tables below set forth additional historical information about the timeshare sales and revenue of Lawai Beach Resort. As noted in the table information, unit costs have increased as a result of additional reconstruction costs after the hurricane damage, and other expenses have increased due to the management agreement with Shell. It is Metropolitan's intention to sell the timeshares at favorable prices in order to convert the inventory into cash or other interest earning assets.

			FOR THE YEARS ENDED
			SEPTEMBER 30,
		----------------------------------------------
		1995	1994	1993
		-------------	-------------	-------------

TIMESHARE SALES
	Number of Sales	1,485	1,500	161
	Amount of Sales	$23,120,888	$17,642,544	$ 1,540,528
	Costs	(7,353,510)	(7,171,159)	(530,250)
	Expenses	(14,996,260)	(10,737,591)	(1,041,807)
		-----------	-----------	-----------
	Profit(Loss)	$771,118	$  (266,206)	$   (31,529)
		===========	===========	===========
WHOLE-UNIT CONDOMINIUM
SALES
	Number of Units	1	-	-
	Amount of Sales	$500,000	-	-
	Costs	(321,855)	-	-
	Expenses	(1,787)	-	-
		-----------	-----------	-----------
	Operating Profit	$176,358	-	-
		===========	===========	===========

Receivable Financing

		Most purchasers of timeshare weeks at Lawai Beach Resort finance a portion of the purchase price through Metropolitan, subject to approved credit. As of September 30, 1995, Metropolitan's outstanding
Lawai Beach Resort timeshare Receivables balance was approximately
$30.3 million. The loan delinquency rate (based on the principal balances of loans more than ninety days in arrears) on that date was approximately 3%.

Skier's Edge Resort

		Metropolitan, owns approximately 450 timeshare use periods at Skier's Edge, a timeshare condominium located near Breckenridge, Colorado, together with approximately twenty-six acres of undeveloped land adjoining the resort. The carrying value at September 30, 1995 was $1,337,000. The unsold total timeshare use periods in the project were approximately 1,200 at September 30, 1995. Unsold timeshares, while being held for sale, are included in a rental pool operated by the resort owner's association. Net rental revenue was $21,956 in 1995, $31,454 in 1994 and $21,759 in fiscal 1993. The market value of the property is estimated at $1,500,000 at September 30, 1995 based upon Metropolitan's review of the assessed valuation of the property for tax purposes and an analysis of prior timeshare sales.

Other Development Properties

		In addition to the resort properties described above, Metropolitan, is engaged in the development of various other properties. These development properties were generally acquired in the ordinary course of Metropolitan's business, generally through repossessions. Metropolitan occasionally acquires a property adjoining a parcel already owned in order to enhance the value of the original parcel. Other repossessed properties are often used as consideration for such acquisitions when management perceives a clear benefit to Metropolitan from doing so. The development or improvement of properties is undertaken for the purposes of enhancing values, to increase salability and to maximize profit potential. Significant development properties, all owned outright unless otherwise noted, held by Metropolitan as of September 30, 1995 are described below:

* The MeadowWood Properties
	Located just east of Spokane, Washington near Liberty Lake, this land was acquired by Metropolitan between 1989 and 1991 primarily utilizing repossessed properties held for sale as consideration. The property consists of a two phase residential development and a three phase business park. Meadowwood includes several developments in close proximity to each other, including residential, commercial, and industrial and business park developments. Several high-tech firms including Hewlett Packard and Olivetti North America are on properties adjacent to the business park.

	MeadowWood Business Park Phase I: This site consisted of 24.7 acres. Two lot sales closed in 1993 and two in 1994 for aggregate sales proceeds of $581,898 and $441,952, respectively. The sale of the remaining lot for $315,000 closed in October 1995. At September 30, 1995, the carrying value in the remaining lot had been $261,951. The remaining asset in this phase is Madsen Court, a 46,351 square foot commercial building constructed in 1994. The carrying value in the commercial building was $2,520,210 and the appraised value is $3,350,000 as of December 7, 1995. Itronix, a wholly-owned subsidiary of Telxon, leases approximately 26,500 square feet..Madsen Court is currently 68% leased and generated approximately $158,000 of rental income in 1995.

	MeadowWood Business Park Phase II: This phase of the business park includes 9.86 acres owned and 62.1 acres under option by Metropolitan at $10,500 per acre. A preliminary binding site plan for Meadowwood Business Park - Phase II has been approved by the County of Spokane. If approval of the the final binding site plan, as currently envisioned, is obtained it will provide for approximately twenty-five lots with sizes ranging from two to five acres. At September 30, 1995, Metropolitan's carrying value in the property was $2,983,470. Sales adjacent to the property subsequent to the September 15, 1994 appraisal of the property indicate an increase in value of 12.7% to $3,265,000.

	MeadowWood Residential: Both residential phases adjoin a public golf course. The Vistas, which was the site of the 1991 Spokane Home Show, consisted of 71 lots which were developed and sold for $2,492,500. Metropolitan holds an option to purchase an additional
37.66 acres at $10,500 per acre. This property, including the optioned parcels, will include approximately ninety-seven (97) lots. At September 30, 1995, Metropolitan's carrying value for the remaining residential property under a purchase option was $593,300.
Approximately 32.06 acres are currently under contract negotiation for a sale of the option at a sales price of $755,000.

* The Summit Property
	This property consists of approximately 72 acres in downtown Spokane adjacent to the central business district and is located along the north bank of the Spokane River. It contains several parcels which were purchased between 1982 and 1992. The property is zoned for mixed use from medium density residential to office and retail. A final Environmental Impact Statement on the proposed project was published in 1993. The master plan and Shoreline Substantial Development Use Permit were approved by the City of Spokane in 1995. There are several warehouse buildings located on the property, which are vacant and slated for demolition in 1996. At September 30, 1995, the carrying value of the property was $9,202,323. The site has been appraised at $14,217,000 as of February 20, 1995. This appraisal is based, in part, upon certain assumptions including the occurrence of substantial additional property development at substantial additional cost, and which if completed are estimated to increase the property's value to a completed value of approximately $43,474,000. This appraisal suggests a current approximate property value of $14,217,000, net of the development and financial assumptions contained in the appraisal. The appraisal of substantially unimproved land is subject to a number of assumptions. Actual results may differ substantially from such appraisals.

* Airway Business Centre
	This property is a 115.09 acre portion of an original tract of 440 acres which was purchased in 1979. It is located in the City of Airway Heights, Washington, approximately ten miles west of Spokane.
A 160 acre parcel was sold to the State of Washington in 1991 at a profit of $1.8 million. The property is zoned commercial/industrial and fronts a four-lane highway. Phase I of the business park has a binding site plan, recorded in 1993, for thirteen lots on 47 acres. Infrastructure improvements for the first phase were substantially complete in 1994. At September 30, 1995, the carrying value was $1,891,753. The site was appraised at $2,182,000 as of January 10, 1995.

* Airway Heights Residential
	This site is 33 acres located adjacent to Airway Business Centre in the City of Airway Heights. This property is zoned residential and has a carrying value at September 30, 1995 of $134,396. There is a four-year option in which the purchase price of the property escalates at 7% annually from a base price of $250,000. The option must be exercised in part by 1997 and in full by 1999.

* Spokane Valley Plaza
	The property is located at an Interstate 90 freeway interchange just east of Spokane and consists of 33 acres of commercially zoned land. County approval for a 348,000 square foot shopping center was received in 1991. A county roadway and sewer project has improved access to and enabled marketing of the property. The property was acquired in 1990 using repossessed property as consideration. There is a pending sale to a national retailer for a portion of the property at a price of $2,950,000. At September 30, 1995, the carrying value was $7,380,000. The appraised value is $7,580,000 .

* Broadmoor Park (Pasco)
	This property, acquired through repossession in 1988, consists of 368 acres of land, at a freeway interchange in Pasco, Washington. The property was zoned in 1994 for mixed residential and commercial use. Water and sewer have been extended to the property. Access to the property has been improved by construction of a new interior road.

	Broadmoor Factory Outlet Mall: The Broadmoor Factory Outlet Mall is 24.5 acres located on the north side of the freeway. Phase I, consisting of 107,000 square feet, of the mall has been constructed.
At December 31, 1995, the mall was over 65% leased. The carrying value of the property as of September 30, 1995 is $8,180,988. The appraised value is $13,325,000 as of December 15, 1995. Lease payments from the initial tenants commenced August, 1995. The mall generated approximately $24,000 of rental income in fiscal 1995.

	Broadmoor Park General: The remaining 344 acres is platted for development as a business park; hotels, motels, fast food restaurants, gas stations, a variety of stores; land for development of both single and multi-family residential housing; and civic uses. The carrying value as of September 30, 1995 is $2,530,895. The appraised value as of November 1, 1994 of $15,960,000 is net of the cost of proposed development plans. The appraised value of substantially unimproved land is subject to a number of assumptions. Actual results may differ substantially from such appraisals.

* Puyallup
	This property is approximately 20 acres of land zoned for commercial and multi-family development in Puyallup, Pierce County, Washington and is located adjacent to a major shopping area. Discussions with a local developer to sell the property are currently in process. The property was acquired upon settlement of a lawsuit in 1988. At September 30, 1995, the carrying value was $1,358,840. Its appraised value is $2,908,000 as of July 22, 1994 by an internal Metropolitan appraiser.

* Everett
	This property is a 97.42 acre parcel of industrial-zoned property located adjacent to Boeing's Paine Field plant at Everett, Washington.
 Part of the property was acquired by repossession in 1987. Adjoining parcels were purchased primarily using other repossessed property as consideration until the property was of an optimum development size taking into account the anticipated cost of utilities and other development costs. Studies of utility services, access requirements and environmental issues are ongoing as are discussions with several parties to sell and/or jointly develop the property. At September
30, 1995, the carrying value in the property was $4,802,240. The appraised value is $16,000,000 as of July 21, 1994 by an internal Metropolitan appraiser. The appraised value of unimproved land is subject to a number of assumptions. Actual results may differ substantially from such appraisals.

* Renton
	This property is approximately 35 acres and was acquired in 1987 through repossession. It is characterized by heavily vegetated terrain and is zoned residential. The City of Renton has annexed and rezoned the property increasing its density from just over 100 residential units to over 200 residential units. Discussions with a large house builder to jointly develop this property were initiated in December, 1995. At September 30, 1995, the carrying value in the property was $3,071,006. . The market value is estimated at $3,350,000 based on a 1994 external analysis.

		The aggregate carrying value of the "other development properties" as of September 30, 1995 is $44,911,372 and the aggregate adjusted estimated market value is $83,457,000 which is net of the cost of the projected improvements included in the valuations, and subject to the uncertainties related to appraisals of substantially unimproved land, as described further below. Metropolitan received aggregate rental income of approximately $182,000 during fiscal 1995 from two of the properties, with the remainder currently not generating income. Risks associated with holding these properties for development include possible adverse changes in zoning and land use regulations and local economic changes each of which could preclude development or resale. Because most of the properties are located in Eastern Washington, which is currently experiencing relatively stable economic conditions, a regional economic downturn could have a material negative impact on Metropolitan's ability to timely develop and sell a significant portion of them.

	The appraised value of substantially unimproved land is subject to a number of assumptions. Actual sales results may differ substantially from such appraisals. There can be no assurance that the sales prices as indicated by the appraisals will be realized.

		The following table presents additional information about the Consolidated Group's investments in and sales of real estate held for sale and development:

	Year Ended or at September 30,
		----------------------------------
REAL ESTATE HELD FOR 	1995	1994	1993
SALE AND DEVELOPMENT	---------	---------	--------
			(Dollars in Thousands)
	Investment Property Held For
		Sale and Development	$53,101	$37,729	$ 30,644
	Real Estate Acquired in
		Satisfaction of Debt and
		Foreclosures in Process	38,004	39,037	45,625
				--------	--------	--------
	Net Balance	$91,105	$76,766	$ 76,269
				========	========	========

SUMMARY OF CHANGES
	Balance at Beginning of Year	$76,766	$76,269	$ 73,556
	Additions and Improvements:
		Condominiums	26,276	19,563	8,923
		Repossessed & Development
			Real Estate	24,644	19,950	16,549
		Transfer from Fixed and Other
			Assets	1,599	259	53
		Depreciation	(1,731)	(778)	(272)
	Basis Transfer on Real Estate
		Sales Which Were Deferred Due
		to Insufficient Down Payment	---	---	---
	Basis Allocated to Involuntary
		Conversion Gains	---	---	(1,628)
	Cost of Real Estate Sold:
		Condominium Units	(22,674)	(17,909)	1,573)
		Real Estate	(13,775)	(20,588)	(19,339)
				-------	--------	--------
	Balance at End of Year	$91,105	$76,766	$ 76,269
				=======	========	========
GAIN (LOSS) ON SALE OF REAL ESTATE
	Condominiums:
		Sales	$23,621	$17,643	$  1,541
		Unit Costs	(7,676)	(7,171)	(530)
		Associated Selling Costs	(14,998)	(10,738)	(1,043)
				-------	--------	--------
	Condominium - Gain	947	(266)	(32)
				-------	--------	--------
	Real Estate:
		Sales	15,767	22,381	19,389
		Equity Basis	(13,775)	(20,588)	( 19,339)
				-------	--------	--------
	Real Estate - Gain (Loss)	1,992	1,793	50
				-------	--------	--------
	Fixed Assets:
		Sales	-	-	11
		Asset Basis	-	-	-
				-------	--------	--------
	Fixed Assets - Gain	-	-	11
				-------	--------	--------
	Total Gain on Sale of Real Estate	$2,939	$ 1,527	$    29
				=======	========	========

LIFE INSURANCE AND ANNUITY OPERATIONS

Introduction

		The Consolidated Group raises the majority of its funds through its insurance subsidiary, Western United. Western United was incorporated in Washington State in 1963. Since 1979, the assets of the Western United have grown from $600,000 to over $922 million and the number of policyholders and annuitants have increased from 200 to about 44,000. Based on its assets, Western United ranks sixth in size among the life insurance companies domiciled in the State of Washington.

		Western United markets its annuity and life insurance products through approximately 1,400 independent sales representatives under contract. These representatives may also sell life insurance and/or annuity products for other companies. Western United is licensed as an insurer in the states of Alaska, Arizona, Hawaii, Idaho, Montana, Nebraska, Nevada, North Dakota, Oregon, South Dakota, Texas, Utah,
Washington, and Wyoming. During 1994, the most recent year for which statistical information is available, Western United's annuity market share was 4.4% (ranking it sixth in production) in the six states in which approximately 84% of its annuity business was produced:
Washington, Oregon, Idaho, Montana, North Dakota and Utah.

		Management intends to expand the operations of Western United into other states as opportunities arise, which may include the acquisition of other existing insurance companies.

		Metropolitan provides management, Receivable acquisition and Receivable collection services for a fee to Western United. See
"BUSINESS-RECEIVABLE INVESTMENTS-Management, Receivable Acquisition and Collection Services". During 1995, 1994, and 1993, Metropolitan charged Western United fees of approximately $14.6 million, $12.8 million, and $10.0 million, respectively. The 1995 and 1994 charge was before loss reserves of $6.95 million and $4.75 million, respectively, which were provided to Western United by Metropolitan as a guarantee against future losses.

		Western United may invest up to 65% of its statutory assets in real estate related Receivables. The balance of Western United's investments are principally invested in corporate and government securities, but may be invested into a variety of other areas as permitted by applicable insurance regulations. See "BUSINESS-
Securities Investments" and "BUSINESS-Regulation".

Annuities

	Western United has actively marketed single and flexible premium deferred annuities since 1980. During the past three years, over 97% of premiums for Western United were derived from annuity sales. Management believes that annuity balances have continued to grow due to market acceptance of the products (due largely to a competitive rate and a reputation for superior service), and changes in tax laws that removed the attractiveness of competing tax-advantaged products.

	Western United's annuities also qualify for use as either Individual Retirement Annuities, Simplified Employee Pensions, Qualified Corporate Pension Plans or Tax-Sheltered Annuities for teachers and certain other nonprofit organization's retirement plans.
 Under these qualified plans, the interest is tax deferred and the principal contributions, within limits specifically established by the Internal Revenue Service, are tax deductible during the accumulation period. These annuities are subject to income tax only upon actual receipt of proceeds, usually at retirement when an individual's tax rate is anticipated to be lower.

	Western United prices its new products and renewals on a basis that is consistent with the availability of asset products in which to invest its funds at desired yield spreads in consideration of market rates of interest and competitive pressures. Flexible and single premium annuities are offered with short, intermediate and traditional surrender fee periods. Other surrender fee structures are applicable to other annuity products.

	At September 30, 1995, deferred policy acquisition costs were approximately 9.1% of life and annuity reserves. Since surrender charges typically do not exceed 5%, increasing termination rates may have an adverse impact on the insurance subsidiary earnings, requiring faster amortization of these costs. Management believes that this potentially adverse impact is mitigated by higher annuity interest spreads, which are estimated to be about 250 basis points in future years. This spread analysis, net of management fees paid to Metropolitan, is shown in the following table, which applies to the results of Western United during the past three calendar years, based on insurance regulatory report filings:

	1994	1993	1992	Three Year
				Average
	--------	---------	---------	----------
Net Investment
Earnings Rate	8.49%	9.11%	9.82%	9.14%

Average Credited
Interest Rate	5.59%	6.38%	7.72%	6.56%

Spread	2.90%	2.73%	2.10%	2.58%

	During 1995, 1994, and 1993, amortization of deferred policy acquisition costs was $10.3 million, $7.0 million, and $4.2 million, respectively. All calculations have been reviewed by an independent actuary.

	Annuity lapse rates are calculated by dividing cash outflows related to benefits and payments by average annuity reserves. For the calendar years 1994, 1993, and 1992, lapse rates were 21.5%, 15.3%, and 12.0%, respectively. Based upon results for the nine months ended September 30, 1995, lapse rates were 20.9%. Lapse rates increased during 1995 and 1994 due to lower credited rates offered by Western
United.

Life Insurance

	Approximately 2.1% of Western United's statutory premiums are derived from the sale of interest sensitive whole life insurance and term life insurance policies. As of September 30, 1995, life insurance in force totaled $310,667,000, net of amounts ceded to reinsurers. As with annuities, gross profits are determined by the difference between interest rates credited on outstanding policies and interest earned on investment of premiums. In addition, profitability is affected by mortality experience (i.e. the frequency of claims resulting from deaths of policyholders). Although Western United's mortality rates to date have been substantially lower than expected, higher credited interest rates and higher issuing expenses combined with low volume have resulted in lower profits than those experienced with its annuity products.

	The following table sets forth certain key financial information about Western United including information about Old Standard through May 31, 1995 when Old Standard was sold.

		Year Ended at September 30,
		---------------------------
	1995	1994	1993
	--------	--------	--------
		(Dollars in thousands)
Insurance In Force
	Individual Life	$373,573	$398,837	$423,583
	Less Ceded to other
		Companies	(62,906)	(69,311)	(77,970)
			--------	--------	--------
			$310,667	$326,526	$345,613
			========	========	========
Life Insurance Premiums	$  3,365	$  3,346	$  3,121
Less Ceded Premiums	(365)	(388)	(479)
			--------	--------	--------
			$3,000	$  2,958	$  2,642
			========	========	========
Net Investment Income	$64,970	$ 65,944	$ 66,132
			========	========	========
Benefits, Claim Losses and
	Settlement Expenses	$45,484	$ 41,919	$ 49,151
			========	========	========
Deferred Policy Acquisition
	Costs	$71,131	$ 71,075	$ 70,024
			========	========	========
Reserves for Future Policy
	Benefits, Losses,
	Claims and Loss Expenses	$781,716	$744,645	$744,632
			========	========	========
Total Assets	$922,556	$924,822	$859,267
			========	========	========
Capital and Surplus	$78,827	$ 77,142	$ 76,814
			========	========	========

Reinsurance

	Reinsurance is the practice whereby an insurance company enters into agreements (termed "treaties") with other insurance companies in order to assign some of its insured risk, for which a premium is paid, while retaining the remaining risk. Although reinsurance treaties provide a contractual basis for shifting a portion of the insured risk to other insurers, the primary liability for payment of claims remains with the original insurer. Most life insurers obtain reinsurance on a portion of their risks in the ordinary course of business. The amount of mortality risk that a company is willing to retain is based primarily on considerations of the amount of insurance it has in force and upon its ability to sustain unusual mortality fluctuations.

	Western United reinsured $62,906,000 of life insurance risk at September 30, 1995 which equaled all risk in excess of $100,000 on each whole life policy and all risk in excess of $50,000 on each term life policy. Life insurance in force at that time was $373,573,000. Western United is a party to seventeen separate reinsurance treaties with seven reinsurance companies, the largest treaty (with Lincoln National Life Insurance Company) providing, at September 30, 1995, approximately $35,444,000 of reinsurance coverage. The majority of the remaining coverage is with Business Mens Assurance Company of America and Phoenix Home Life Mutual Insurance Company. Total reinsurance premiums paid by Western United during the fiscal year ended September 30, 1995 were $364,553.

Reserves

	Western United's reserves for both annuities and life insurance are actuarially determined and prescribed by its state of domicile and other states in which it does business through laws which are designed to protect annuity contract owners and policy owners. Western United utilizes the services of a consulting actuary to review the amount of these reserves for compliance with state law. These reserves are amounts which, at certain assumed rates, are calculated to be sufficient to meet Western United's future obligations under annuity contacts and life insurance policies currently in force. At September 30, 1995 such reserves amounted to $781,716,153. Reserves are recalculated each year to reflect amounts of reinsurance in force, issue ages of new policy holders, duration of policies and variations in policy terms. Since such reserves are based on actuarial assumptions, no representation is made that ultimate liability will not exceed these reserves.

Securities Investments

	At September 30, 1995, 1994 and 1993, 96.8, 99.3% and 99.1% of
the Consolidated Group's securities investments were held by Western
United .

	The following table outlines the nature and carrying value of securities investments held by Western United at September 30, 1995:

	Available	Held To	Total	Percent
	For Sale	Maturity
	Portfolio	Portfolio
	----------	----------	----------	--------
		(Dollars in Thousands)
Total Amount	$30,338	$182,489	$212,827	100.0%
			========	========	========	======
Invested in:
	Fixed Income	$30,338	$182,489	$212,827	100.0%
	Equities	0	0	0	0.0%
			--------	--------	--------	------
			$30,338	$182,489	$212,827	100.0%
			========	========	========	======
Fixed Income:
	Taxable	$30,338	$181,489	$211,827	99.5%
	Non-taxable	-	1,000	1,000	0.5%
			--------	--------	--------	------
			$30,338	$182,489	$212,827	100.0%
			========	========	========	======
Taxable:
	Government/
	Agency	$13,858	$ 64,739	$ 78,597	37.1%
	Corporate 	16,480	116,750	133,230	62.9%
			--------	--------	--------	------
			$30,338	$181,489	$211,827	100.0%
			========	========	========	=====
Corporate Bonds:
		AAA	$     -	$ 43,814	$ 43,814	32.9%
		AA	1,980	15,377	17,357	13.0%
		A	11,536	50,848	62,384	46.8%
		BBB	2,964	6,711	9,675	7.3%
		Below Investment Grade	-	-	-	-
			--------	--------	--------	------
			$16,480	$116,750	$133,230	100.0%
			========	========	========	======
Corporate:
	Mortgage-backed	$     -	$ 37,437	$ 37,437	28.1%
	Finance	8,599	41,288	49,887	37.4%
	Industrial	6,899	27,372	34,271	25.7%
	Utility	982	10,653	11,635	8.8%
			--------	--------	--------	------
			$16,480	$116,750	$133,230	100.0%
			========	========	========	======

	Investments of Western United are subject to the direction and control of an investment committee appointed by its Board of Directors. All such investments must comply with applicable state
insurance laws and regulations.  See "BUSINESS-REGULATION".   Such
investments are principally in investment grade corporate, government agency, or direct government obligations, in order to substantially limit the credit risk in the portfolio.

	Commencing in fiscal 1994, the Consolidated Group entered into trading activities as defined and limited by its policies and procedures. Results of the trading activities are reviewed by the Investment Committee on a weekly basis. Transactions can be monitored as incurred by accounting department personnel.

	Metropolitan is authorized by its Board of Directors to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio or potential trading situations. In both cases, the futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset. Western United sells securities "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk, or to take a trading position in an attempt to benefit from an anticipated movement in the financial markets. There were no open short sales transactions or financial futures instruments at September 30, 1995.

	During the twelve month period ended September 30, 1995, the consolidated group engaged in hedging activities to protect a portion of its held-to-maturity securities portfolio from a potential increase in interest rates. The portfolio being protected by the hedge position generally improved in value due to a decrease in interest rates while the position in financial futures contracts declined in value by approximately $1.6 million. This loss is being amortized using the interest method over the remaining life of the securities which were being covered by the financial futures position, a term of approximately eight years. There were no significant hedging transactions for the comparable periods in 1994 and 1993.

	The Consolidated Group purchases collateralized mortgage obligations (CMO's) for its investment portfolio. Such purchases have been limited to tranches that perform in concert with the underlying mortgages, i.e., improving in value with falling interest rates and declining in value with rising interest rates. The Consolidated Group has not invested in "derivative products" that have been structured to perform in a way that magnifies the normal impact of changes in interest rates or in a way dissimilar to the movement in value of the underlying securities. At September 30, 1995, the Consolidated Group was not a party to any derivative financial instruments.

	At September 30, 1995, 1994, and 1993, amounts in the available for sale portfolio on a consolidated basis were $31.8 million, $89.1 million, and $104.0 million. The available for sale portfolio had net unrealized losses of approximately $423,000 at September 30, 1995, net unrealized losses of approximately $3,351,000 at September 30, 1994, and net unrealized gains of approximately $755,000 at September 30, 1993. In the held to maturity portfolio, net unrealized losses were approximately $6,010,000 at September 30, 1995, net unrealized losses were approximately $15,440,000 at September 30, 1994 with net unrealized gains of approximately $764,000 at September 30, 1993. See
Note 7 to Consolidated Financial Statements.


METHOD OF FINANCING

	The Consolidated Group finances its business operations and growth with the proceeds of the sale of life insurance and annuity products, the cash flows from Receivables, bond investments, the sales of real estate, and public offerings of securities. Metropolitan engages in a substantially continuous public offering of debt
securities (debentures) and preferred stock.   Western United  markets
life insurance policies and annuities. See "BUSINESS-LIFE INSURANCE AND ANNUITIES".

	The following table presents information about the debt securities issued by the Consolidated Group:

		As of September 30
	1995	1994	1993
	--------	--------	--------
		(Dollars in Thousands)
Principal Amount
	Outstanding	$176,815	$172,666	$197,944

Compound and Accrued
	Interest	24,497	26,711	31,880
		---------	--------	--------
TOTAL	$201,312	$199,377	$229,824
		=========	========	========
Weighted Average
	Interest Rate	8.24%	8.43%	9.01%
		=========	========	========
Range of Interest
	Rates	5% - 11%	5% - 11%	5% - 13%
		=========	========	========

	  The September 30, 1993 amount for total outstanding debt securities includes $21,959,000, which was issued by Summit, a former member of the Consolidated Group. Substantially all of the debt securities outstanding at September 30, 1995 will mature during the five-year period ending September 30, 2000. Management expects to fund net retirements of debentures maturing during that period with cash flow generated by Receivable investments, sales of real estate and issuances of securities. During the year ended September 30, 1995, 63% of Metropolitan's debentures were reinvested at maturity. Principal payments received from the Consolidated Group's Receivable portfolio and proceeds from sales of real estate and Receivables were as follows for the periods indicated:

	Fiscal 1995:	$197,069,000
	Fiscal 1994:	$134,010,000
	Fiscal 1993:	$105,332,000

	Proceeds of preferred stock issuances less redemptions were $4,250,000 in 1995, $1,773,000 in 1994, and $3,300,000 in 1993. The
liquidation preference of outstanding preferred stock at September 30, 1995 was $47,825,000. Preferred shareholders are entitled to monthly distributions at a variable rate based on U.S. Treasury obligations. The average monthly distribution rate during fiscal 1995 was 8.74%. Preferred stock distributions paid by Metropolitan were $4,038,000 in 1995, $3,423,000, in 1994, and $3,313,000 in 1993. See Note 10 to the
Consolidated Financial Statements.

	The following table summarizes Metropolitan's anticipated annual cash principal and interest obligations on debentures, other debt payable and anticipated annual cash dividend requirements on preferred stock for the indicated periods based on outstanding debt and securities at September 30, 1995, assuming no reinvestments of maturing debentures:

	Debenture	Other		Preferred
Fiscal Year Ending	Bonds	Debt		Stock
September 30,		Payable		Dividends	Total
------------------	----------	-----------		-----------	---------
			(In Thousands of Dollars)
	1996	$28,788	$24,429	$3,963	$57,180
	1997	54,706	285	3,963	58,954
	1998	59,499	393	3,963	63,855
	1999	50,480	200	3,963	54,643
	2000	46,786	169	3,963	50,918
		-------	-------	-------	--------
		$240,259	$25,476	$19,815	$285,550
		=======	=======	=======	========

		In addition to these contractual cash flow requirements, a certain amount of the insurance subsidiary's annuities may reprice annually which could cause termination of such annuities subject to a surrender charge. See "MANAGEMENT'S DISCUSSION AND ANALYSIS-Asset Liability Management". Management believes that cash flows will remain adequate during the next year to satisfy all obligations
Metropolitan owes to holders of its securities.

COMPETITION

		The Consolidated Group competes with various real estate financing firms, real estate brokers, banks and individual investors for the Receivables it acquires. The largest single competitors are subsidiaries of much larger companies such as Associates Financial Services Company, Inc. a subsidiary of Ford Motor Company, while the largest number of competitors are a multitude of individual investors. The primary competitive factors are the amounts offered and paid to Receivable sellers and the speed with which the processing and funding of the transaction can be completed. Competitive advantages enjoyed by the Consolidated Group includes Metropolitan's branch office system which allows it access to markets throughout the country; its ability to purchase long-term Receivables; its availability of funds; its reputation for reliability established by its long history in the business; and its in-house capabilities for processing and funding transactions. To the extent other competing Receivable investors may develop faster closing procedures or more flexible investment policies, they may experience a competitive advantage.

		Management is unaware of any competitors with acquisition networks and Receivables investment portfolios comparable to the Consolidated Group's and believes the Consolidated Group to be one of the largest investors in such Receivables in the United States.

Metropolitan's securities products face competition for investors from other securities issuers many of which are much larger, and from other types of financial institutions.

		The life insurance and annuity business is highly competitive. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. Western United's management believes that it is in an advantageous position in this regard because of its earning capability through investments in Receivables compared to that of most other life insurance companies.
From June, 1986 until June, 1995, Western United had been assigned a
"B+ (Very Good)" rating by A. M. Best Co., a nationally recognized insurance company rating organization. During June, 1995 Western
United's Best rating was revised to B. Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature, quality, and liquidity of investments in its portfolio, depth and experience of management and various other factors. Best's ratings are supplied primarily for the benefit of policyholders and insurance agents.

REGULATION

		The Consolidated Group is subject to laws of the State of Washington which regulate "debenture companies" inn part because it obtains capital for its activities through offerings of debt securities to residents of the State of Washington. These laws, known as the Debenture Company Act (the "Act"), are administered by the Securities Division of the State Department of Financial Institutions (the Department). Designed to protect the interests of investors, the Act limits the amount of debt securities Metropolitan may issue by requiring the maintenance of certain ratios of net worth to outstanding debt securities. The required ratio depends on the amount of debt securities outstanding, declining from 20% for amounts of $1,000,000 or less, to 10% for amounts between $1,000,000 and $100,000,000, and to 5% for amounts in excess of $100,000,000. At
September 30, 1995 Metropolitan's required net worth for this purpose was approximately $15,166,000 while its actual net worth
(stockholders' equity) was approximately $40,570,000. The Act requires that 50% of the required net worth amount be maintained in cash or other liquid assets. In addition, the Act limits equity investments by Metropolitan in a single project or subsidiary to the greater of net worth or 10% of assets; aggregate equity investments, with certain exceptions, to 20% of assets; loans to any single borrower to 2.5% of assets; and investments in unsecured loans to 20% of assets. Other provisions of the Act prohibit Metropolitan from issuing more than 50% of its debentures for terms of two years or less; prohibit transfer of control of Metropolitan without regulatory approval; prohibit common control of another debenture company, bank or trust company; and prohibit officers, directors and controlling shareholders from directly or indirectly borrowing funds of Metropolitan and from participating in certain other preferential transactions with it. Metropolitan is required to notify its debentureholders in writing fifteen to forty-five days in advance of the maturity dates of their investments and to provide all debentureholders with copies of its annual financial statements. The
Act also provides for periodic examinations of the accounts, books and records of debenture companies such as Metropolitan to ascertain compliance with the law. Finally, the Act and other applicable laws and regulations provide the Department with authority to take regulatory enforcement actions in the event of a violation of such laws and regulations.

		Throughout the offering which expires January 31, 1996, Metropolitan's aggregate principal amount of outstanding debentures, including accrued and compound interest, and its aggregate amount of preferred stock outstanding were limited to $251,300,000, by the terms of the securities sales permits issued by the State of Washington pending improvement in Metropolitan's ratio of earnings to its fixed charges and preferred stock dividends. For the purposes of this calculation, the earnings of subsidiaries are excluded unless actually paid to Metropolitan as dividends. These limitations limited Metropolitan's ability to sell additional debentures and preferred stock during the 12 month offering period ending January 31, 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

		Met-Hawaii is subject to certain federal and Hawaii state laws and regulations governing timeshare marketing procedures, licensing requirements and interest rates. Hawaii also requires the registration and periodic renewal of timeshare condominium projects prior to the commencement or continuation of sales in the state. The law also provides timeshare purchasers with a seven-day right of rescission following execution of an agreement to purchase.

		Western United and Metropolitan are subject to the Insurance Holding Company Act as administered by the Office of the State
Insurance Commissioner of the State of Washington. The act regulates transactions between insurance companies and their affiliates. It requires that Metropolitan provide notification to the Insurance
Commissioner of certain transactions between the insurance company and affiliates. In certain instances, the Commissioner's approval is required before a transaction with an affiliate can be consummated.

		Western United is subject to extensive regulation and supervision by the Office of the State Insurance Commissioner of the State of Washington as a Washington domiciled insurer, and to a lesser extent by all of the other states in which it operates. These regulations are directed toward supervision of such things as granting and revoking licenses to transact business on both the insurance company and agency levels, approving policy forms, prescribing the nature and amount of permitted investments, establishing solvency standards and conducting extensive periodic examinations of insurance company records. Such regulation is intended to protect annuity contractholders and policy owners, rather than investors in an insurance company. Certain of these regulations may be subject to additional federal regulation, such as the Secondary Mortgage Market
Enhancement Act, which is designed to enhance the movement of funds in the national secondary mortgage market.

		All states in which Western United operates have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance companies.
Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. The economy and other factors have caused failures of substantially larger companies which have and will continue to result in substantially increased future assessments.

		The net amounts expensed by Western United, and the amount expensed prior to May 31, 1995 for Old Standard for guaranty fund assessments and charged to operations for the years ended September
30, 1995, 1994, and 1993 were $782,000 $192,000, and $4,142,000, respectively. These estimates were based on information provided by the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring during 1988 through 1992. Management does not believe that the amount of future assessments associated with known insolvencies after 1992 will be material to its financial condition or results of operations. During the year ended September 30, 1994, the insurance subsidiaries (Western United and Old Standard) reduced their estimate of these losses by $588,000 based upon updated information from the National Organization of Life and Health Guaranty Associations. During the year ended
September 30, 1995, Western United did not make an adjustment based on updated information. These estimates are subject to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. Management cannot reasonably estimate the additional effects, if any, upon its future assessments pending the resolution of the above described insolvencies. The amount of guaranty fund assessment that was originally accrued in 1993 has been recorded net of a 7.75% discount rate applied to the estimated payment term of approximately seven years. The remaining unamortized discount associated with this accrual was approximately $1,132,000 at September 30, 1995.

		Dividend restrictions are imposed by regulatory authorities on Western United. The unrestricted statutory surplus of Western United totaled approximately $1,986,000 as of September 30, 1995, $5,499,000 as of September 30, 1994, and $7,178,000 as of September 30, 1993. The principal reason for this decrease during fiscal 1995 and 1994 was the payment of dividends to Metropolitan.

		For statutory purposes, Western United's capital and surplus and its ratio of capital and surplus to admitted assets were as follows for the dates indicated:

	As of		As of December 31,
	September 30, 1995 	1994	1993	1992
	-------------------	------	--------------	-------
	Capital and Surplus
	(Millions)	$43.3	$45.7	$43.0	$40.3
	Ratio of Capital and
	Surplus to Admitted
	Assets	5.1%	5.6%	5.7%	5.5%

		Although the State of Washington requires only $4,000,000 in capital and surplus to conduct insurance business, Western United has attempted to maintain a capital and surplus ratio of at least 5% which management considers adequate for regulatory and rating purposes.

		In 1993, Washington State enacted the Risk Based Capital Model law which requires an insurance company to maintain minimum amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities. Western
United's capital and surplus levels exceed the calculated minimum requirements at September 30, 1995.



MANAGEMENT

	Directors, Executive Officers and Certain Employees
	(Information Current as of December 31, 1995)

	Name	Age	Position

C. Paul Sandifur, Jr. *	54	President, CEO and
			Chairman of the Board
Bruce J. Blohowiak *	42	Executive Vice President Corporate
			Counsel and Director
Ernest Jurdana	51	Vice President Principal Accounting
			Executive
Michael Kirk	44	Senior Vice President/Production
Jay Caferro	48	Senior Vice President/Underwriting
Steven Crooks 	49	Vice President and Controller
Susan Thomson	35	Vice President and Assistant
			Corporate Counsel
Doug Greybill	46	Vice President
Reuel Swanson *	57	Secretary and Director
Michael Barcelo	45	Treasurer
Irv Marcus 	71	Director
Charles H. Stolz	87	Director
________________________

Neil Fosseen	77	Honorary Director

* Member of Executive Committee

	Directors and officers are elected to one-year terms. The average age of the individuals listed above (excluding the honorary director) is 52.

	C. Paul Sandifur, Jr. became Executive Vice President in 1980, was elected President in 1981, succeeded his father as Chief Executive Officer in 1991 and became Chairman of the Board in 1995. He has been a Director since 1975. Mr. Sandifur was a real estate salesman with Diversified Properties in Kennewick, Washington during 1977 and 1978 and then with Century 21 Real Estate in Kennewick. In June 1979, he became an associate broker with Red Carpet Realty in Kennewick before rejoining Metropolitan in 1980. He is a director and officer of most of the subsidiary companies. He is the sole shareholder of National Summit Corp., which in turn is the sole shareholder of former subsidiaries of Metropolitan, Summit and Old Standard.

	Bruce J. Blohowiak joined Metropolitan's legal staff in 1979 and became its Corporate Counsel in 1986. In 1987 he became an Assistant Vice President and was appointed a Vice President in 1990. In 1995 he was named Executive Vice President and Chief Operating Officer. He is also a Vice President of Western United. A member of the Washington State bar, Mr. Blohowiak received his J. D. degree from Gonzaga University School of Law in 1979.

	Ernest Jurdana joined Metropolitan in June 1994 as its principal accounting officer, he was elected Asst. Vice President in 1994, and Vice President in 1995. From 1990 to June 1994 he was Senior Vice President and Chief Financial Officer for Continental Savings of America. Prior to that time, he was Senior Vice President for Financial Management with Washington Mutual Savings Bank where he served in various accounting and financial positions from 1966. He received a MBA designation from City University, and was licensed as a Certified Public Accountant in 1986.

	Michael Kirk joined Metropolitan as a Receivable Contract Buyer in 1982. He later became a member of the underwriting committee and is currently the Receivable Production Team Manager. He was elected Assistant Vice President in 1990, Vice President in 1992 and became Senior Vice President in 1995.

	Jay Caferro joined Metropolitan in 1990 as a member of its Underwriting Committee. He was promoted to Underwriting Manager, and to Senior Vice President during 1995. From 1986 to 1990 he was employed by Seattle First National Bank as Vice President of Commercial Real Estate Lending for Eastern Washington. Prior to 1986, he had worked 15 years in residential lending. He has an BA and MBA from Gonzaga University.

	Steven Crooks has been employed in Metropolitan's accounting department since 1972. He became Controller and Assistant Vice
President in 1990, and Vice President in 1994. Mr. Crooks has been a Washington licensed Certified Public Accountant since 1974.

	Susan Thomson joined Metropolitan's legal staff in 1989. In 1993 she was appointed Assistant Secretary for Metropolitan and in 1995 was appointed Vice President. Since 1992, she has been Vice President and Compliance Officer with Metropolitan Investment Securities, the underwriter for Metropolitan's securities offerings. She is a member of the Washington State Bar Association and received her J.D. from Gonzaga University School of Law in 1989.

	Doug Greybill joined Metropolitan in 1992. From 1990 to 1992 he was self employed as a Banking Consultant and Mortgage Trader. From 1983 to 1990 he was Chief Operating Officer for Willamette Savings and Loan. He was elected Assistant Vice President in 1994, and Vice
President in 1995.

	Reuel Swanson has worked for Metropolitan since 1960 and has been a Director since 1969. From 1972 to 1975, Mr. Swanson was
Metropolitan's Treasurer. In 1976, he became Secretary. He is also a director and officer of most of the subsidiary companies.

	Michael Barcelo joined Metropolitan in August of 1992, as Portfolio Manager and was promoted to Treasurer in October of 1993. Mr. Barcelo has over 12 years of experience in managing investment portfolios and treasury functions which he acquired at Pacific First Bank, Great Western Federal Savings Bank and Washington Mutual Savings Bank, all located in Washington State. Mr. Barcelo received a B.A. in Economics in 1974 and a C.F.A. (Chartered Financial Analyst) designation in 1992.

	Irv Marcus had been an officer of Metropolitan from 1974 until his retirement in 1995. At retirement he was Senior Vice President, a title which he had held since 1990, and during which time he supervised Metropolitan's Receivable investing operations. He had previously been a loan officer with Metropolitan and has over 25 years experience in the consumer finance business. He continues as a director following his retirement.

	Charles H. Stolz has been a Director of Metropolitan since 1953. Mr. Stolz was one of the founders of Metropolitan. He is a licensed public accountant and has been a realtor for over 25 years. He is a former Chairman of the Washington State Real Estate Commission and President of the Spokane Board of Realtors.

	Neil Fosseen was elected honorary director of Metropolitan in 1995. As an honorary director, he is not entitled to vote at board meetings. Mr. Fosseen was mayor of Spokane from 1960-1967. He has over 30 years experience in banking and finance.


INDEMNIFICATION

	Metropolitan's Articles of Incorporation provide for indemnification of Metropolitan's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Metropolitan unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his duties in the conduct of his or her office.
 Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law. Such indemnification is not currently covered by insurance.

	As of the date of this Prospectus no contractual or other agreements providing for indemnification of officers, directors or employees were in existence other than as set forth above. Pursuant to Washington State law Metropolitan is required to indemnify any director for his reasonable expenses incurred in the successful defense of any proceeding in which such director was a party because he was a director of Metropolitan.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Metropolitan's officers, directors or controlling persons pursuant to the foregoing provisions, Metropolitan has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


OWNERSHIP OF MANAGEMENT

	The following table sets forth certain information as to each class of equity securities of Metropolitan and its subsidiaries beneficially owned by Metropolitan officers and directors as of September 30, 1995.

				Number of
				Shares
				Beneficially
	Name	Title of Class	Owned 		% of Class

C. Paul Sandifur, Jr.	Metropolitan Preferred
929 West Sprague	Stock All Series	218	0.05%
Spokane, WA....	Metropolitan Class A
	Common Stock	11.5258	8.84%
	Consumers Group
	Common Stock	19	3.49%


C. Paul Sandifur, Jr.
Trustee.................	Metropolitan Class A
929 West Sprague	Common Stock	82.4667(1) 	63.24%
Spokane, WA

Summit Securities, Inc..	Metropolitan Preferred
929 West Sprague Avenue	Stock, All Series	247,622(2)	5.44%
Spokane, WA 99204	Metropolitan Class A
	Common Stock	9.2483(2)		7.09%

Irv Marcus..............	Metropolitan
929 West Sprague	Preferred Stock,
Spokane, WA	All Series	406	0.01%
	Metropolitan Class A
	Common Stock	1.0000	0.77%

Bruce J. Blohowiak......	Metropolitan Class A
929 West Sprague	Common Stock	2.0000	1.53%
Spokane, WA 99208

Charles H. Stolz........	Metropolitan Preferred
929 West Sprague	Stock, All Series	19,477		0.41%
Spokane, WA



			Number of
			Shares
			Beneficially
Name	Title of Class	Owned		% of Class


All officers and
directors as a
group ..	Metropolitan
	Preferred Stock, All Series	267,723	5.91%
	Metropolitan Class A	106.2408	81.47%
	Common Stock
	Consumers Group	19		3.49%

(1)	C. Paul Sandifur, Jr., is trustee of the C. Paul Sandifur and J. Evelyn
Sandifur irrevocable trust and has voting and investment control over these shares of stock. The trust beneficiaries are C. Paul Sandifur, Jr., Mary L. Sandifur and William F. Sandifur.

(2)	Summit Securities, Inc. is a wholly owned subsidiary of National Summit
Corp., a Delaware corporation, which is wholly owned by C. Paul Sandifur, Jr.



Executive Compensation

		The following table sets forth the aggregate compensation paid by Metropolitan during the periods specified to its Chief Executive
Officer and other highly compensated executives. All other officers and executives of Metropolitan received less than $100,000 in compensation during the year ended September 30, 1995. No executive officer is a party to, or a participant in, any pension plan, contract or other arrangement providing for cash or non-cash forms of remuneration except Metropolitan's 401(k) qualified retirement plan adopted as of January 1, 1992, which is available generally to all employees of Metropolitan. The 401(k) Plan provides for maximum annual contributions equal to 1.5% of each participant's salary.
Approximately $70,000 was paid by Metropolitan pursuant to the 401(k) plan during the year ended September 30, 1995. As of September 30, 1995 Metropolitan had no compensation plans or stock option plans in effect. No compensation is paid to the directors of Metropolitan for acting in such capacity.


SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------
---------(a)---------------------(b)----------------(c)---------------(d)
 Name and Principal             Year              Salary ($)      Bonus/
	Position											Commissions
------------------------------------------------------------------------

	C. Paul Sandifur, Jr.	1995	$128,869		$1,004
	Chief Executive Officer	1994	$107,063
		1993	$97,563

	Michael Kirk
	Vice President	1995	$65,813	$38,050

	Ernest Jurdana
	Vice President	1995	$100,000



PRINCIPAL SHAREHOLDERS

		The following table sets forth information with respect to the beneficial owners of more than five percent of Metropolitan's voting stock as of September 30, 1995.

		Shares of Class A
	Name and Address	Common Stock	% of Class
C. Paul Sandifur, Jr.
929 West Sprague
Spokane, Washington.............	11.5258	8.84%

C. Paul Sandifur, Jr.
	Trustee......................	82.4667	63.24%

Mary L. Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201.............	8.7156	6.68%

William F. Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201............	8.9391	6.85%

Estate of
C. Paul Sandifur, Sr. and J. Evelyn Sandifur
West 601 Main, Suite 714
Spokane, Washington 99201......................	6.5120	5.00%

Summit Securities, Inc.
929 West Sprague Avenue
Spokane, Washington.......................	9.2483	7.09%



CERTAIN TRANSACTIONS

		In the normal course of business, Metropolitan and its subsidiaries engage in inter-company transactions. As the holder of a minority interest (3.49%) in the shares of Consumers Group Holding Co., Inc., C. Paul Sandifur, Jr. the President, controlling shareholder, and a director of Metropolitan, may indirectly benefit from such transactions. Consumers Group Holding Co. is a subsidiary which owns Consumers Insurance Company (Consumers) which in turn owns a majority interest in Western United. In the three years ended September 30, 1995, Consumers sold credit guaranty insurance to Metropolitan for $540,000 in total premiums.

		During the three year period ended September 30, 1995, Western United purchased some of its Receivables from Metropolitan at Metropolitan's cost. In these transactions, Western United paid
Metropolitan $9,351,600 for Receivables with aggregate outstanding principal balances of $9,550,915. The difference represents unrealized discounts net of acquisition costs.

		Metropolitan charges Western United for Receivable acquisition services. In 1995, 1994, and 1993` respectively, Metropolitan charged Receivable acquisition fees of $14.6 million, $12.8 million, and $10 million to Western United. The charge to Western United for 1995 and 1994 is a gross amount before a loss reserve of $6.95 million in 1995 and $4.75 million in 1994 which was provided by Metropolitan. The amounts of the Receivable acquisition fees were determined based on the adjustment necessary to convert Receivables purchased by Western
United utilizing Metropolitan's services to a defined fair market yield. The effect of the fees charged was to reduce Western United's effective yields on the purchased Receivables to approximately 7.9% in 1995 8.3%, in 1994, 10.3% in 1993. The lower yield for 1995 and 1994 reflects the reduced risk to Western due to the loss guarantee reserve provided by Metropolitan. The estimated value of the reserve, increases the effective yield to Western United to approximately 9.3% in 1995 and 9.7% in 1994. Management believes the adjusted yields represent the yields which Western United could achieve by purchasing similar Receivables in arms-length transactions with unrelated vendors. In addition, Metropolitan charges Western United for management services, Receivable collection services and rental of offices and equipment. These charges have no effect on the Consolidated Financial Statement, but create fee income for Metropolitan when presented alone. See Note 19 to the Consolidated
Financial Statements.

		From time to time, since December of 1979, Metropolitan has made loans to Consumers Group Holding Co. for purposes of increasing the capital and surplus of Consumers and Western United. These loans are in the form of surplus certificates and are repayable on demand provided total capital and surplus meets statutory requirements. As of September 30, 1995, these loans outstanding totaled $3,800,000 and currently bear no interest.

		Metropolitan Investment Securities (MIS), a broker-dealer and former subsidiary of Metropolitan, sells the publicly registered securities of Metropolitan and Summit. Metropolitan pays commissions to MIS for the sale of its securities pursuant to the terms of written Selling Agreements. During the fiscal years ended September
30, 1995, 1994, and 1993 Metropolitan paid commissions to MIS in the amounts of $1,461,033, $1,111,044, and $1,428,882 on sales of debt securities in the amounts of $53,120,179, $46,414,738, and $57,994,229, respectively. During the fiscal years ended September
30, 1995, 1994, and 1993, Metropolitan paid commissions to MIS in the amounts of $152,427, $17,451, and $115,533 on sales of preferred stock in the amounts of $4,665,720, $1,790,100, and $3,477,400, respectively. Additionally, in 1995, 1994 and 1993, Metropolitan paid commissions to MIS in the amounts of $140,555, $198,180 and $117,251 on sales of preferred stock through an in-house trading list.

		Summit and Metropolitan entered into agreements in September, 1990 to provide for Summit's acquisition of Receivables from Metropolitan at Metropolitan's cost and for the servicing of Summit's Receivables by MetWest Services, Metropolitan's servicing subsidiary.
 As of September 30, 1995, Summit held approximately $243 million
(face amount) in Receivables acquired through Metropolitan.  In
September 1995, Summit and Metropolitan entered into a non-exclusive agreement for Metropolitan to provide certain administrative, servicing, and Receivable acquisition services to Summit for a fee.
Under this agreement, Summit paid to Metropolitan a fee of $634,000, and $497,000 in September 1995 and 1994, respectively, for services in acquiring $17.8 million and $10.3 million of Receivables, providing a net yield to Summit of 10.9% and 10.9%, respectively.

		Old Standard entered into a similar service agreement with Metropolitan and was charged a Receivable acquisition fee of $362,000 through May 31, 1995 with no fee charged in 1994 or 1993 due to insignificant Receivable purchase volumes.

		Management believes that the terms of the service agreements are at least as favorable as could have been obtained from non-affiliated parties. In addition, Summit paid commissions to MIS in the amounts of $326,057, and $250,237 on sales of debt securities in amounts of $10,539,684, and $9,677,843 for the years ended September 30, 1994, and 1993, respectively.

		On September 9, 1994, the controlling interest in Summit was acquired by National Summit Corp., a Delaware corporation (National
Summit) which is wholly owned by C. Paul Sandifur, Jr. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares held by its former parent company, Metropolitan which consisted of 100% of the outstanding common stock of Summit. Contemporaneously with this redemption, Summit issued 10,000 shares of common stock to National Summit, for $100,000. In addition, various investors in Metropolitan's common and preferred stock, including members of Mr. Sandifur's immediate family acquired 30,224 shares of Summit's Preferred Stock Series S-1 for $100 per share in exchange for preferred and common shares of Metropolitan with a value of approximately $3 million dollars. Following this sale, Metropolitan has continued to provide, for a fee, principally all the management services to Summit. See "BUSINESS-Management, Receivable Acquisition and Collection Services."

		On January 31, 1995, Metropolitan sold Metropolitan Investment Securities (MIS) to Summit Securities, Inc. This sale was made pursuant to a restructuring of the Consolidated Group and Summit. The sale price of $288,950 was determined by the net book value for MIS at December 31, 1994. Following this sale, MIS has continued its prior business activities as the broker/dealer selling the securities of Metropolitan and Summit.

		On January 31, 1995, Metropolitan discontinued its property development division, which consisted of a group of employees experienced in real estate development. On the same date, Summit commenced the operation of a property development division employing those same individuals who had previously been employed by Metropolitan. Metropolitan has negotiated an agreement with Summit Property Development to provide property development services to Metropolitan.

		On May 31, 1995 Metropolitan sold Old Standard to Summit. The sale price was $2,722,000 plus future contingency payments equal to 20% of statutory income prior to the accrual of income tax for the fiscal years ending December 31, 1995, 1996 and 1997. The price was based upon an independent appraisal of Old Standard. See Note 1 to the Consolidated Financial Statements.

		The sale of MIS and Old Standard and transfer of Metropolitan's property development division, are all part of the continuation of a general reorganization which was commenced in 1994, with the sale of Summit. Metropolitan considers this reorganization to be in its best interest as it becomes a national financial company as opposed to only regional, and due to regulatory considerations principally arising within Metropolitan's state of domicile. It is the opinion of management that these regulations have penalized Metropolitan for its corporate structure and limited its growth potential. These include excluding subsidiary earnings from an earnings to fixed charges ratio requirement unless those subsidiary earnings are actually paid to Metropolitan. This effectively made these subsidiaries, non-earning assets of Metropolitan unless the dividends were actually paid. In light of these regulations and the expansion of Metropolitan and its subsidiaries beyond the Northwestern United States, it is the opinion of Metropolitan's management that this reorganization may provide it with greater flexibility for future growth.

		During fiscal 1994, the Boards of Directors for Metropolitan and certain subsidiaries authorized a reverse split of their stock. The effect of these reverse stock splits was to obtain the business efficiencies available with fewer minority shareholders. There was no change in control or significant impact on stockholders' equity as a result of these transactions.

		During 1994, Metropolitan became aware that an oil spill on property adjacent to its headquarters, may have migrated under the headquarters facility. The spill has emanated from a steam plant which is no longer operating, which was operated by and is owned by The Washington Water Power Company. The steam plant is located approximately one and one-half blocks from the headquarters facility.
 The Washington Water Power Company has acknowledged responsibility for the spill and is in the process of identifying the extent of it and analyzing appropriate remedial measures. Metropolitan does not expect a significant impact on its operations as a result of this event.


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                Page
Report of Independent
	Accountants...................................

Consolidated Balance Sheets...............................

Consolidated Statements of Income.........................

Consolidated Statements of Stockholders' Equity...........

Consolidated Statements of Cash Flows.....................

Notes to Consolidated Financial Statements................




                        REPORT OF INDEPENDENT ACCOUNTANTS


     The Directors and Stockholders
     Metropolitan Mortgage & Securities Co., Inc.


     We have audited the accompanying consolidated balance sheets of Metropolitan Mortgage & Securities Co., Inc. and subsidiaries as of
     September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management.
Our
     responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metropolitan Mortgage & Securities Co., Inc. and subsidiaries as of
     September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company changed its methods of accounting for its investments in certain debt and equity securities, repossessed real property and income taxes in 1993.


                                   /s/ COOPERS & LYBRAND L.L.P.

                                   Coopers & Lybrand L.L.P.



     Spokane, Washington
     November 20, 1995, except for the last paragraph of Note 7, as to which the date is December 14, 1995

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
     September 30, 1995 and 1994

                  ASSETS                        1995             1994
                                           --------------   ----------
----
     Cash and cash equivalents             $   32,798,627   $
29,275,716
     Investments (Notes 7 and 8):
       Available-for-sale securities,
         at market                             31,829,980
89,070,866
       Held-to-maturity securities, at
         amortized cost                       188,073,542
200,179,999
       Accrued interest on investments          2,372,891
3,311,822
                                           --------------   ----------
----
           Total cash and investments         255,075,040
321,838,403
                                           --------------   ----------
----
     Real estate contracts and mortgage
       notes receivable, net (Notes 2
       and 8)                                 587,493,614
567,256,298
     Real estate held for sale and
       development, including foreclosed
       real estate received in satisfac-
       tion of debt of $38,004,011 and
       $39,037,197 (Notes 4 and 8)             91,105,003
76,765,465
                                           --------------   ----------
----
           Total real estate assets           678,598,617
644,021,763

     Less allowance for losses on real
       estate assets (Note 5)                  (8,116,065)
(9,108,383)
                                           --------------   ----------
----
           Net real estate assets             670,482,552
634,913,380
                                           --------------   ----------
----
     Other receivable investments (Note 3)     41,591,415
                                           --------------   ----------
----
     Other assets:
       Deferred costs (Notes 9 and 12)         74,521,803
74,107,517
       Land, buildings and equipment,
         net of accumulated depreciation
         (Note 6)                               8,148,850
9,586,595
       Other assets including receivables
         from affiliates, net of allowances
         of $77,039 and $193,497 (Note 18)     28,648,340
22,844,008
                                           --------------   ----------
----
           Total other assets                 111,318,993
106,538,120
                                           --------------   ----------
----
           Total assets                    $1,078,468,000
$1,063,289,903
                                           ==============
==============

     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS, Continued
     September 30, 1995 and 1994


     LIABILITIES AND STOCKHOLDERS' EQUITY       1995             1994
                                           --------------   ----------
----
     Liabilities:
       Life insurance and annuity
         reserves (Note 13)                $  781,716,153   $
744,644,625
       Debenture bonds and accrued
         interest (Note 9)                    201,311,873
199,376,783
       Debt payable (Note 8)                   25,552,451
62,123,139
       Accounts payable and accrued
         expenses                              15,558,818
12,756,072
       Deferred income taxes (Note 11)         12,254,475
10,304,980
       Minority interest in consolidated
         subsidiaries                           1,503,788
1,458,980
                                           --------------   ----------
----
           Total liabilities                1,037,897,558
1,030,664,579
                                           --------------   ----------
----
     Commitments and contingencies
       (Notes 4 and 13)

     Stockholders' equity (Notes 10 and 14):
       Preferred stock, (liquidation
         preference $47,825,310 and
         $43,331,750)                          21,627,106
21,436,910
       Subordinate preferred stock, no par             --
 --
       Common stock, $2,250 par                   293,417
296,621
       Additional paid-in capital              14,917,782
10,981,492
       Retained earnings                        4,561,554
2,745,678
       Net unrealized losses on invest-
         ments, net of income taxes of
         $427,283 and $1,445,502 (Note 7)        (829,417)
(2,835,377)
                                           --------------   ----------
----
           Total stockholders' equity          40,570,442
32,625,324
                                           --------------   ----------
----
           Total liabilities and stock-
             holders' equity               $1,078,468,000
$1,063,289,903
                                           ==============
==============

     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME for the years ended September 30, 1995, 1994 and 1993

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
     Revenues:
       Insurance premiums                                $  3,000,000
  $  2,958,000   $  2,642,000
       Interest on receivables                             56,553,869
    56,420,184     56,499,817
       Earned discount on receivables                      13,786,977
    13,790,211     14,542,834
       Other investment interest                           15,039,706
    16,715,517     17,331,183
       Real estate sales                                   39,388,086
    40,023,974     20,941,094
       Gain on insurance settlement (Note 17)                  50,922
       203,691      4,025,543
       Fees, commissions, service and other income          5,847,020
     4,992,505      4,820,623
       Realized net gains on sales of investments              34,565
     1,111,974     12,012,475
       Realized net gains on sales of receivables
         (Notes 2 and 3)                                    4,406,338
     1,969,907        297,037
                                                         ------------
  ------------   ------------
           Total revenues                                 138,107,483
   138,185,963    133,112,606
                                                         ------------
  ------------   ------------
     Expenses:
       Insurance policy and annuity benefits               45,483,802
    41,918,907     49,150,502
       Interest, net (Note 1)                              16,381,004
    19,895,252     19,442,004
       Cost of real estate sold                            36,449,309
    38,496,776     20,912,013
       Provision for losses on real estate assets
         (Note 5)                                           4,174,644
     5,533,193      6,596,933
       Salaries and employee benefits                       8,803,131
     8,846,677      8,268,962
       Commissions to agents                               12,588,546
     8,430,654      7,719,035
       Other operating and underwriting                     7,414,502
     7,420,022     12,096,137
       Less amount capitalized as deferred costs, net of
         amortization (Note 12)                            (2,671,195)
   (1,050,279)    (4,053,727)
                                                         ------------
  ------------   ------------
           Total expenses                                 128,623,743
   129,491,202    120,131,859
                                                         ------------
  ------------   ------------
     Income before income taxes, minority interest,
       and cumulative effect of change in accounting
       principle                                            9,483,740
     8,694,761     12,980,747
     Provision for income taxes (Note 11)                  (3,107,897)
   (2,992,476)    (4,422,206)
                                                         ------------
  ------------   ------------

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME, Continued for the years ended September 30, 1995, 1994 and 1993

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
     Income before minority interest and cumulative
       effect of change in accounting principle             6,375,843
     5,702,285      8,558,541

     Income of consolidated subsidiaries allocated to
       minority stockholders                                  (73,197)
     (224,529)      (255,483)
                                                         ------------
  ------------   ------------
     Income before cumulative effect of change in
       accounting principle                                 6,302,646
     5,477,756      8,303,058
     Cumulative effect of change in the method of
       accounting for income taxes (Note 1)
                   (4,300,000)
                                                         ------------
  ------------   ------------
     Net income                                             6,302,646
     5,477,756      4,003,058

     Preferred stock dividends                             (4,037,921)
   (3,423,326)    (3,312,997)
                                                         ------------
  ------------   ------------
     Income applicable to common stockholders            $  2,264,725
  $  2,054,430   $    690,061
                                                         ============
  ============   ============
     Income (loss) per share applicable to common
       stockholders (Note 10):
         Before cumulative effect of change in
           accounting principle                          $     17,288
  $     14,996   $     37,239
         Cumulative effect of change in accounting
           principle
                      (32,089)
                                                         ------------
  ------------   ------------
     Income per share applicable to common stockholders  $     17,288
  $     14,996   $      5,150
                                                         ============
  ============   ============
     Weighted average number of shares of common stock
       outstanding                                                131
           137            134
                                                         ============
  ============   ============

     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the years ended September 30, 1995, 1994 and 1993

Additional  Net Unrealized
                                         Preferred      Common
Paid-in    Gains (Losses)    Retained
                                           Stock        Stock
Capital    on Investments    Earnings
                                        -----------  -----------  ----
-------  --------------  -----------
     Balance, September 30, 1992        $21,115,795  $   296,985  $
6,740,383  $      (71,547) $   178,645
     Net income
                           4,003,058
     Adoption of SFAS No. 115, net of
       income taxes of $275,933
       (Note 7)
                607,182
     Cash dividends, common ($675 per
       share)
                             (90,446)
     Cash dividends, preferred
       (variable rate)
                          (3,312,997)
     Stock acquired and retired (6,094
       shares)                              (60,936)
     Sale of common stock (6 shares)                      13,500
     Sale of variable rate preferred
       stock, net (34,744 shares)           347,740
3,014,127
                                        -----------  -----------  ----
-------  --------------  -----------
     Balance, September 30, 1993         21,402,599      310,485
9,754,510         535,635      778,260
     Net income
                           5,477,756
     Net change in unrealized gains
       (losses) on available-for-sale
       securities, net of income taxes
       of $1,721,435
             (3,371,012)
     Cash dividends, common ($675 per
       share)
                             (87,012)
     Cash dividends, preferred (variable
       rate)
                          (3,423,326)
     Redemption and retirement of stock
       (14,470 shares)                     (144,699)
(353,743)
     Redemption and retirement of stock
       (6 shares) and change in minority
       interest (Note 1)                                 (13,864)
(12,914)
     Sale of variable rate preferred
       stock, net (17,901 shares)           179,010
1,593,639
                                        -----------  -----------  ----
-------  --------------  -----------
     Balance, September 30, 1994         21,436,910      296,621
10,981,492      (2,835,377)   2,745,678

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, Continued for the years ended September 30, 1995, 1994 and 1993

Additional  Net Unrealized
                                         Preferred      Common
Paid-in    Gains (Losses)    Retained
                                           Stock        Stock
Capital    on Investments    Earnings
                                        -----------  -----------  ----
-------  --------------  -----------
     Balance, September 30, 1994         21,436,910      296,621
10,981,492      (2,835,377)   2,745,678
     Net income
                           6,302,646
     Net change in unrealized gains
       (losses) on available-for-sale
       securities, net of income taxes
       of $1,018,219
              2,005,960
     Cash dividends, common ($3,800
       per share)
                            (501,582)
     Cash dividends, preferred
       (variable rate)
                          (4,037,921)
     Redemption and retirement of
       stock (2 shares) and change
       in minority interest                               (3,204)
(123,551)
     Redemption and retirement of
       stock (27,637 shares)               (276,376)
 13,120
     Sale of variable rate preferred
       stock, net (46,657 shares)           466,572
4,046,721
     Excess sales price over historical
       cost basis of subsidiaries sold
       to related parties (Note 18)
                              52,733
                                        -----------  -----------  ----
-------  --------------  -----------
     Balance, September 30, 1995        $21,627,106  $   293,417
$14,917,782  $     (829,417) $ 4,561,554
                                        ===========  ===========
===========  ==============  ===========


     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended September 30, 1995, 1994 and 1993

                                                               1995
          1994             1993
                                                         -------------
--  ---------------  ---------------
     Cash flows from operating activities:
       Net income                                        $
6,302,646  $     5,477,756  $     4,003,058
       Adjustments to reconcile net income to net cash
         provided by operating activities:
           Proceeds from sale of trading securities
515,677,468    1,064,997,088
           Purchase of trading securities
(515,570,230)  (1,064,712,932)
           Realized net gains on sales of investments
             and receivables
(4,440,903)      (3,081,881)     (12,309,512)
           Gain on sale of real estate
(2,938,777)      (1,527,198)         (29,081)
           Gain on insurance settlement
(50,922)        (203,691)      (4,025,543)
           Provision for losses on real estate assets
4,174,644        5,533,193        6,596,933
           Provision for losses (recoveries) on other
             assets
(35,657)         204,650          682,406
           Depreciation and amortization
3,023,233        2,066,365        1,559,325
           Minority interests
73,197          224,529          255,483
           Deferred income tax provision and cumulative
             effect of change in accounting for income
             taxes (Note 11)
2,747,990        2,644,170        8,951,041
           Changes in assets and liabilities, net of
             effects from sale of subsidiaries:
               Life insurance and annuity reserves
42,033,038       39,322,517       47,365,277
               Deferred costs, net
(3,034,857)      (1,349,405)      (4,504,243)
               Compound and accrued interest on bonds
(2,214,261)      (2,096,810)        (214,005)
               Other
(4,910,909)      (1,537,118)      (4,429,525)
                                                         -------------
--  ---------------  ---------------
                 Net cash provided by operating
                   activities
40,835,700       45,961,233       43,901,614
                                                         -------------
--  ---------------  ---------------
       Cash flows from investing activities:
         Proceeds from sale of subsidiaries, net of
           cash given
(1,406,873)
         Principal payments on real estate contracts
           and mortgage notes receivable
118,869,137      107,040,612       94,695,213
         Principal payments on other receivable
           investments
1,664,132

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued for the years ended September 30, 1995, 1994 and 1993

                                                               1995
          1994             1993
                                                         -------------
--  ---------------  ---------------
     Cash flows from investing activities, continued:
       Proceeds from sales of real estate contracts and
         mortgage notes receivable and other receivable
         investments
72,914,006       20,407,270        4,650,619
       Acquisition of real estate contracts and mortgage
         notes receivable
(203,525,666)    (142,479,298)    (156,576,783)
       Acquisition of other receivable investments
(56,229,758)
       Proceeds from insurance settlement
50,922          203,691        5,654,000
       Proceeds from real estate sales
5,285,839        6,562,008        5,986,444
       Proceeds from maturities of held-to-maturity
         investments
4,696,003        8,875,268        4,885,694
       Proceeds from sale of held-to-maturity
         investments
                         144,384,719
       Purchases of held-to-maturity investments
(1,557,219)      (5,263,021)    (128,372,244)
       Proceeds from sales of available-for-sale
         investments
92,779,569      367,846,050      621,966,932
       Purchases of available-for-sale investments
(34,387,059)    (441,965,194)    (590,094,217)
       Purchases of and costs associated with real
         estate held for sale and development
(41,841,982)     (27,544,340)     (12,636,507)
       Capital expenditures
(894,673)        (471,097)      (1,228,289)
                                                         -------------
--  ---------------  ---------------
                 Net cash used in investing activities
(43,583,622)    (106,788,051)      (6,684,419)
                                                         -------------
--  ---------------  ---------------
     Cash flows from financing activities:
       Borrowings from banks and others
238,217,250      237,784,188       18,445,475
       Repayments to banks and others
(275,339,671)    (180,522,843)     (29,086,938)
       Receipts from life and annuity products
145,066,891       85,332,591       83,763,646
       Withdrawals of life and annuity products
(105,469,442)    (124,642,366)    (101,126,340)
       Issuance of debenture bonds
53,120,179       56,954,423       67,672,071
       Repayment of debenture bonds
(48,970,828)     (55,193,403)     (54,202,693)
       Issuance of preferred stock
4,513,293        1,772,649        3,361,867
       Issuance of common stock
                              13,500
       Redemption and retirement of stock
(327,336)        (775,742)         (60,936)
       Cash dividends
(4,539,503)      (3,510,338)      (3,403,443)
                                                         -------------
--  ---------------  ---------------
                 Net cash (used in) provided by
                   financing activities
6,270,833       17,199,159      (14,623,791)
                                                         -------------
--  ---------------  ---------------

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued for the years ended September 30, 1995, 1994 and 1993

                                                               1995
          1994             1993
                                                         -------------
--  ---------------  ---------------
     Net increase (decrease) in cash and cash
       equivalents
3,522,911      (43,627,659)      22,593,404

     Cash and cash equivalents:
       Beginning of year
29,275,716       72,903,375       50,309,971
                                                         -------------
--  ---------------  ---------------
       End of year                                       $
32,798,627  $    29,275,716  $    72,903,375

===============  ===============  ===============

     See Note 15 for supplemental cash flow information.

     The accompanying notes are an integral part of the consolidated financial statements.

     METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1.  SUMMARY OF ACCOUNTING POLICIES:

           PRINCIPLES OF CONSOLIDATION

           The consolidated financial statements include the accounts of
           Metropolitan Mortgage & Securities Co., Inc. and its majority-
           owned subsidiaries (the Company or Metropolitan). All significant intercompany transactions and balances have been
           eliminated in consolidation.

           On September 9, 1994, the Company sold its entire interest in one of its subsidiaries, Summit Securities, Inc. (Summit), to
           National Summit Corp., a Delaware corporation which is wholly-
           owned by C. Paul Sandifur, Jr., the Company's Chief
Executive
           Officer. The change in control was made pursuant to a reorganization wherein Summit redeemed all the common shares
           held by its former parent company. Summit redeemed the common shares for $3,600,000 paid in cash to the Company. The sales price approximated the net book value of Summit at the date of acquisition. The results of operations of Summit are included in the consolidated financial statements for the periods prior to September 9, 1994.  Also, during the year ended
September 30,
           1994, some of the Company's majority-owned subsidiaries had reverse stock splits and fractional shares were redeemed
and
           retired for cash.

           On January 31, 1995, Metropolitan and Summit consummated a transaction whereby 100% of the common stock of
Metropolitan
           Investment Securities, Inc. (MIS) was sold to Summit.  The cash
           price was $288,950, the approximate historical cost basis
of MIS
           at closing. MIS is a limited-purpose broker/dealer and the exclusive broker/dealer for the securities sold by
Metropolitan
           and Summit. It is anticipated that this sale will not materially affect the future business operations of MIS. Additionally, by agreement, effective January 31, 1995, Metropolitan discontinued its property development division,
           which consisted of a group of employees experienced in real estate development. On the same date, Summit commenced the operation of a property development subsidiary employing those
           same individuals who had previously been employed by Metropolitan. Summit Property Development Corporation, a
100%
           owned subsidiary of Summit, has negotiated an agreement with
           Metropolitan to provide future property development services.
           The results of operations of MIS are included in the consolidated financial statements for periods prior to January 31, 1995.

           On May 31, 1995, Metropolitan and Summit consummated a transaction whereby 100% of the common stock of Old
Standard
           Life Insurance Company (OSL) was sold to Summit.

           PRINCIPLES OF CONSOLIDATION, CONTINUED

           The cash price was $2,722,000, the approximate historical cost basis of OSL at closing, with future contingency payments equal to 20% of statutory income prior to the accrual of income tax for the fiscal years ending December 31, 1995, 1996 and 1997.
           The cash sales price plus estimated future contingency payments approximate the appraised valuation of OSL. OSL is engaged in the business of acquiring receivables using funds derived from the sale of annuities, investment income and receivable cash flows.

           The sale of OSL decreased total assets and liabilities by approximately $46.2 million. The results of operations of
OSL
           are included in the consolidated financial statements for periods prior to May 31, 1995.

           The total purchase price of MIS and OSL exceeded the historical cost bases of the net assets of the companies by approximately
           $53,000. Due to the common control of Metropolitan and Summit, this excess purchase price has been recorded as an increase to retained earnings.

           Metropolitan is effectively controlled by C. Paul Sandifur, Jr.
           through his common stock ownership and voting control.

           CASH AND CASH EQUIVALENTS

           The Company considers all highly-liquid debt instruments purchased with a remaining maturity of three months or less to
           be cash equivalents. Cash includes all balances on hand and on deposit in banks and financial institutions. The Company periodically evaluates the credit quality of its depository financial institutions. Substantially all cash and cash equivalents are on deposit with one financial institution
and
           exceed the FDIC insurance limit.

           INVESTMENTS

           The Company adopted the provisions of Statement of Financial
           Accounting Standards No. 115 (SFAS No. 115), "Accounting for
           Certain Investments in Debt and Equity Securities," on

           September 30, 1993. The effect of applying this new standard was to increase stockholders' equity at September 30, 1993 by
           $607,182, which is net of $275,933 of deferred income taxes
(see
           Note 7). The Company has classified its investments in debt and equity securities as "available-for-sale," "held-to-maturity" or
           "trading." The accounting policies related to these investment classifications are as follows:

           INVESTMENTS, CONTINUED

             Available-for-Sale Securities: Available-for-sale securities, consisting primarily of government-backed securities, public utility and corporate bonds, are carried at market value. Realized gains and losses on the sale of these securities are
             recognized on a specific identification basis in the consolidated statement of income in the period the securities
             are sold. Unrealized gains and losses are presented as a separate component of stockholders' equity, net of related
             deferred income taxes.

             Held-to-Maturity Securities: Held-to-maturity securities,
             consisting primarily of bonds and mortgage- and government-
             backed securities having fixed maturities, are carried at amortized cost. The Company has the ability and intent to
             hold these investments until maturity.

             Trading: Trading securities, consisting primarily of government-backed securities and corporate bonds, are bought
             and held principally for the purpose of selling them in the near term and are recorded at market value. Realized and unrealized gains and losses are included in the consolidated
             statements of income.

           For other than a temporary decline in the value of a common stock, preferred stock or publicly traded bond below cost
or
           amortized cost, the investment is reduced to its net realizable value, which becomes the new cost basis of the investment.
 The
           amount of the reduction is reported as a loss. Any recovery of market value in excess of the investment's new cost basis is recognized as a realized gain only upon sale, maturity or other disposition of the investment. Factors which the Company evaluates in determining the existence of an other than temporary decline in value include the length of time and extent
           to which market value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment for the anticipated period of recovery in market value.

           REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE

           Real estate contracts and mortgage notes held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method. For contracts acquired after September 30, 1992, net purchase discounts are amortized on an individual contract basis using
           the level yield (interest) method over the remaining contractual term of the contract. For contracts acquired before October 1,
           1992, the Company accounts for its portfolio of discounted loans

           REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE,
CONTINUED

           using anticipated prepayment patterns to apply the level yield
           (interest) method of amortizing discounts. Discounted contracts are pooled by the fiscal year of purchase and by similar contract types. The amortization period, which is approximately
           78 months, estimates a constant prepayment rate of 10-12 percent per year and scheduled payments, which is consistent with the
           Company's prior experience with similar loans and the Company's expectations.

           In May 1993, Statement of Financial Accounting Standards
No. 114
           (SFAS No. 114), "Accounting by Creditors for Impairment of a
           Loan," was issued. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral. The Company is required to adopt this new standard on October 1, 1995. The Company does not anticipate that the adoption of SFAS No. 114 will have a material effect on the consolidated financial statements.

           OTHER RECEIVABLE INVESTMENTS

           Other receivables held for investment purposes are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method on an individual receivable basis over the remaining contractual term of the receivable.

           REAL ESTATE HELD FOR SALE AND DEVELOPMENT

           The Company holds real estate, stated at the lower of cost or fair value less costs to sell, for purposes of development and resale. The Company acquires real estate through direct purchase and foreclosure. Cost is determined by the purchase
           price of the real estate or, for real estate acquired by foreclosure, at the lower of (a) the fair value of the property
           at date of foreclosure less estimated selling costs, or (b) cost
           (unpaid contract carrying value). Periodically, the Company reviews its carrying values of real estate held for sale and development by obtaining new or updated appraisals and adjusts its carrying values to the lower of cost or net realizable value, as necessary. Occasionally, properties are rented, with
           the revenue being included in other income and related costs are charged to expense.

           In March 1995, Statement of Financial Accounting Standards
No.
           121 (SFAS No. 121), "Accounting for the Impairment of Long-
Lived
           Assets and for Long-Lived Assets to be Disposed Of," was issued.
           SFAS No. 121 requires certain long-lived assets, such as the
           Company's real estate assets, be reviewed for impairment in

           REAL ESTATE HELD FOR SALE AND DEVELOPMENT, CONTINUED

           value whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review, if expected future undiscounted cash flows from the use of the asset or the fair value, less selling
           costs, from the disposition of the asset is less than its carrying value, an impairment loss is to be recognized.
The
           Company is required to adopt this new standard by October
1,
           1996. The Company does not anticipate that the adoption of SFAS
           No. 121 will have a material effect on the consolidated financial statements.

           Profit on sales of real estate is recognized when the buyers'
           initial and continuing investment is adequate to demonstrate
           (1) a commitment to fulfill the terms of the transaction,

           (2) that collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing
           involvement or obligation in relation to the property sold and has transfered all the risks and rewards of ownership to the buyer.

           In April 1992, the Accounting Standards Division of the
American
           Institute of Certified Public Accountants issued Statement of
           Position (SOP) No. 92-3, "Accounting for Foreclosed
Assets,"
           which provides guidance on determining the accounting
treatment
           for foreclosed assets.  SOP 92-3 requires that foreclosed
assets
           be carried at the lower of (a) fair value minus estimated
costs
           to sell, or (b) cost.  The Company applied the provisions
of
           SOP 92-3 effective October 1, 1992.  The adjustment arising from
           the initial application of SOP 92-3, was approximately
$725,000
           before the application of related income taxes, and is included as a charge to operations for the year ended September 30, 1993.

           ALLOWANCE FOR LOSSES ON REAL ESTATE ASSETS

           The established allowances for losses on real estate assets include amounts for estimated probable losses on both real estate held for sale and development and real estate contracts
           and mortgages receivable. Specific allowances are established, as necessary, for delinquent contract receivables with net carrying values in excess of $100,000. Additionally, the Company establishes allowances, based on historic delinquency
           and loss experience, for currently performing receivables and smaller delinquent receivables. Allowances for losses are determined based upon the net carrying values of the contracts,
           including accrued interest. Accordingly, the Company continues to accrue interest on delinquent loans until foreclosure, unless the principal and accrued interest on the loan exceeds the fair value of the collateral, net of the estimated selling costs.
           The Company obtains new or updated appraisals on collateral for appropriate delinquent receivables, and adjusts the allowance for losses as necessary, such that the net carrying value does not exceed net realizable value.

           DEFERRED COSTS

           Commission expense and other insurance policy, annuity and debenture issuance costs are deferred. For debentures, amortization is computed over the expected term which ranges
           from 6 months to 5 years, using the level yield (interest) method. For annuities and life insurance, the portion of the
           deferred policy acquisition cost that is estimated not to be recoverable from surrender charges is amortized as a constant percentage of the estimated gross profits (both realized and unrealized) associated with the policies in force.

           LAND, BUILDINGS, EQUIPMENT AND DEPRECIATION

           Land, buildings and equipment are stated at cost.
Buildings,
           improvements, furniture and equipment are depreciated using both straight-line and accelerated methods over their estimated useful lives which, as to buildings and improvements, range from
           5 to 40 years, and as to furniture and equipment, range from 3 to 10 years. Repairs, maintenance and minor renewals are charged to expense as incurred. When assets are sold or retired, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is
           reflected in operations.

           COMPUTER SOFTWARE COSTS

           The Company capitalizes direct costs of enhancements to computer software operating systems acquired and developed for internal use. At September 30, 1995, total enhancement costs of approximately $5,750,000 have been capitalized. These costs are
           being amortized over a ten-year period using the straight-line method.

           INSURANCE AND ANNUITY RESERVES

           Premiums for universal life contracts and annuities are reported as life insurance and annuity reserves. Reserves for life insurance and annuities are equal to the sum of the account balances including deferred service charges. Based on past experience, consideration is given in actuarial calculations to
           the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations.

           RECOGNITION OF INSURANCE REVENUES

           Revenues for universal life contracts and annuities are recognized either upon assessment or over the estimated policy
           term. These revenues consist primarily of mortality expenses and surrender charges.

           GUARANTY FUND ASSESSMENTS

           The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life insurance companies. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.
 As
           of September 30, 1995, the Company has accrued an estimated liability for guaranty fund assessments for known insolvencies
           net of estimated recoveries through premium tax offsets.

           INTEREST COSTS

           Interest costs associated with the development of real estate projects are capitalized.  During the years ended September
30,
           1995, 1994 and 1993, the Company capitalized interest of $2,730,373, $2,151,651 and $3,012,556, respectively.

           INCOME TAXES

           In the fourth quarter of fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards
No.
           109, "Accounting for Income Taxes" (SFAS No. 109), retroactive to October 1, 1992.  The cumulative effect of adopting SFAS
No.
           109 was a charge to operations of approximately $4,300,000. SFAS No. 109 requires deferred tax liabilities and assets to be
           determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and
           liabilities and tax attributes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

           EARNINGS PER COMMON SHARE

           Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding.
           All weighted average common shares outstanding and per share amounts have been retroactively restated to reflect the reverse stock split which occurred in fiscal 1994 (see Note 10).
There
           were no common stock equivalents or potentially dilutive securities outstanding during any of the three years in the period ended September 30, 1995.

           RECLASSIFICATIONS

           Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform with the current
           year's presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

     2.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE:

         Real estate contracts and mortgage notes receivable include mortgages collateralized by property located throughout the
United
         States.  At September 30, 1995, the Company held first
position
         liens associated with contracts and mortgage notes receivable with
         a face value of approximately $610,000,000 (99%) and second
or
         lower position liens of approximately $8,000,000 (1%). At September 30, 1995, approximately 27% of the face value of the
         Company's real estate contracts and mortgage notes receivable are
         collateralized by property located in the Pacific Northwest (Washington, Alaska, Idaho, Montana and Oregon),
approximately 20%
         by property located in the Pacific Southwest (California,
Arizona
         and Nevada), approximately 15% by property located in the Southwest (Texas and New Mexico) and approximately 9% in the Southeast (Florida, Georgia, North Carolina and South
Carolina).
         The face value of the real estate contracts and mortgage
notes
         receivable range principally from $15,000 to $300,000. At September 30, 1995, the Company had 41 receivables aggregating
         approximately $22,500,000 which had face values in excess of $300,000. No individual contract or note is in excess of
0.3% of
         the total carrying value of real estate contracts and
mortgage
         notes receivables, and less than 4% of the contracts are
subject
         to variable interest rates.  Contractual interest rates for
93% of
         the face value of receivables fall within a range from 7% to
14%
         per annum. The weighted average contractual interest rate on these receivables at September 30, 1995 is approximately
9.6%.
         Maturity dates range from 1995 to 2025.

         The following is a reconciliation of the face value of real estate contracts and mortgage notes receivable to the Company's carrying value at September 30, 1995 and 1994:

                                                   1995           1994
                                               ------------   --------
----
         Face value of discounted receivables  $505,440,872
$502,313,634
         Face value of originated receivables   112,072,081
104,010,822
         Unrealized discounts, net of
           unamortized acquisition costs        (37,354,378)
(46,988,424)
         Accrued interest receivable              7,335,039
7,920,266
                                               ------------   --------
----
             Carrying value                    $587,493,614
$567,256,298
                                               ============
============

         The originated receivables are collateralized primarily by first position liens and result from loans made by the Company to facilitate the sale of its repossessed property. No unrealized
         discounts are attributable to originated receivables.

     2.  REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE,
CONTINUED:

         The principal amount of receivables with required principal
or
         interest payments being in arrears for more than three months was
         approximately $17,500,000 and $19,000,000 at September 30,
1995
         and 1994, respectively.  Real estate contracts and mortgage notes
         receivable with net carrying values of $54,387,668,
$18,437,363
         and $4,353,582 were sold without recourse to various financial institutions resulting in gains of $2,645,338, $1,969,907 and $297,037 in fiscal 1995, 1994 and 1993, respectively.

         Aggregate amounts of receivables (face value) expected to be received, based upon estimated prepayment patterns, are as follows:

                 Fiscal Year Ending
                   September 30,
                 ------------------
                        1996                   $ 91,159,000
                        1997                     79,679,000
                        1998                     69,594,000
                        1999                     60,736,000
                        2000                     52,956,000
                     Thereafter                 263,388,953
                                               ------------
                                               $617,512,953
                                               ============

     3.  OTHER RECEIVABLE INVESTMENTS:

         Other receivable investments include various cash flow investments which are not collateralized by real estate, primarily annuities and lottery prizes. Annuities are general obligations of the payor, generally an insurance company. Lottery prizes are general
         obligations of the insurance company or other entity making the lottery prize payments. Additionally, when the lottery prizes are from a state-run lottery, the lottery prizes are often backed by the general credit of the state.

         These investments normally are non-interest bearing and are purchased at a discount sufficient to meet the Company's investment yield requirements. The weighted average constant yield on these receivables at September 30, 1995 is approximately
         10.6%.  Maturity dates range from 1995 to 2041.

         The following is a reconciliation of the face value of the other receivable investments to the Company's carrying value at September 30, 1995:

           Face value of receivables
$70,965,501
           Unrealized discounts, net of unamortized
             acquisition costs
(29,374,086)
                                                               -------
----
           Carrying values
$41,591,415

===========

         All such receivables at September 30, 1995 were performing in accordance with their contractual terms.

         During the year ended September 30, 1995, the Company sold approximately $14,120,000 of these receivables without recourse
         and recognized a gain of approximately $1,761,000.

         The following individual other receivable investments were in excess of ten percent of stockholders' equity at September
30,
         1995:

                                                     Aggregate
                                                     Carrying
                   Issuer                             Amount
           -----------------------                  -----------
           California State Agency                  $ 8,934,296
           Arizona State Agency                       6,630,281
           New Jersey State Agency                    4,931,025
           New York State Agency                      4,758,062


         Aggregate amounts of other receivable investments (face amounts)
         expected to be received are as follows:

                 Fiscal Year Ending
                    September 30,
                 -------------------
                        1996                        $ 7,791,000
                        1997                          8,053,000
                        1998                          7,385,000
                        1999                          6,719,000
                        2000                          7,505,000
                     Thereafter                      33,512,501
                                                    -----------
                                                    $70,965,501
                                                    ===========

     4.  REAL ESTATE HELD FOR SALE AND DEVELOPMENT:

         A detail of the Company's real estate held for sale and development by state as of September 30, 1995 is as follows:

                                         Single-        Multi-
                                          Family        Family
            State            Land        Dwelling      Dwelling
Commercial   Condominium      Total
         ----------      -----------   -----------   -----------   ---
--------   -----------   -----------
         Alabama                       $    54,000
                         $    54,000
         Alaska          $    79,255        20,000
           $    79,868       179,123
         Arizona             612,481       664,685                 $
 135,000                   1,412,166
         California        1,276,487     1,494,263
 494,685       557,648     3,823,083
         Colorado            292,000
             1,098,300     1,390,300
         Connecticut                       210,360
                67,000       277,360
         Florida                           280,081
                             280,081
         Georgia                            62,000
                              62,000
         Hawaii
3,833,224    26,501,931    30,335,155
         Illinois                           28,000
                              28,000
         Indiana                            76,309
                              76,309
         Iowa                                9,227
                               9,227
         Kansas                             32,805
                              32,805
         Maine
                32,322        32,322
         Maryland                          172,533
                             172,533
         Michigan                          497,397
 156,253                     653,650
         Minnesota                         238,827
                             238,827
         Mississippi                        24,000
                              24,000
         Missouri             40,500       268,347
                88,131       396,978
         Montana              27,083         3,137
                              30,220
         New Hampshire                     101,050
                             101,050
         New Jersey                        316,258
                             316,258
         New Mexico          147,049
                             147,049
         New York                          789,853
                             789,853
         North Carolina                     36,205
                              36,205

                                         Single-        Multi-
                                          Family        Family
            State            Land        Dwelling      Dwelling
Commercial   Condominium      Total
         ----------      -----------   -----------   -----------   ---
--------   -----------   -----------
         Ohio                              227,639
               157,872       385,511
         Oklahoma             26,276       108,584
                             134,860
         Oregon                              5,659
                               5,659
         Pennsylvania         32,399       169,982
                             202,381
         South Carolina                     19,000
  89,000                     108,000
         Texas                36,649       677,447
  30,000                     744,096
         Virginia             25,000
                              25,000
         Washington       27,957,635       429,542
20,106,048                  48,493,225
         Wyoming                           107,717
                             107,717
                         -----------   -----------   -----------   ---
--------   -----------   -----------
         Balances at
           September 30,
           1995          $30,552,814   $ 7,124,907   $         0
$24,844,210   $28,583,072   $91,105,003
                         ===========   ===========   ===========
===========   ===========   ===========
         Balances at
           September 30,
           1994          $28,502,992   $ 8,387,070   $   662,424
$11,993,805   $27,219,174   $76,765,465
                         ===========   ===========   ===========
===========   ===========   ===========

         At September 30, 1995, the Company had approximately
$75,200,000
         invested in real estate development projects and approximately
         $5,000,000 in commitments for construction associated with these projects.

     5.  ALLOWANCE FOR LOSSES ON REAL ESTATE ASSETS:

         The following is a summary of the changes in the allowance for losses on real estate assets for the years ended September
30,
         1995, 1994 and 1993:

                                       1995          1994
1993
                                   -----------   -----------   -------
----
           Beginning balance       $ 9,108,383   $10,598,491   $
9,583,718
           Provisions                4,174,644     5,533,193
6,596,933
           Charge-offs              (5,166,962)   (7,023,301)
(5,582,160)
                                   -----------   -----------   -------
----
           Ending balance          $ 8,116,065   $ 9,108,383
$10,598,491
                                   ===========   ===========
===========


     6.  LAND, BUILDINGS AND EQUIPMENT:

         Land, buildings, equipment and related accumulated depreciation at
         September 30, 1995 and 1994 consist of the following:

                                                    1995          1994
                                                 -----------   -------
----
           Land                                  $   561,794   $
561,794
           Buildings and improvements              6,486,193
8,495,366
           Furniture and equipment                 9,415,754
8,836,714
                                                 -----------   -------
----
                                                  16,463,741
17,893,874
           Less accumulated depreciation          (8,314,891)
(8,307,279)
                                                 -----------   -------
----
           Totals                                $ 8,148,850   $
9,586,595
                                                 ===========
===========


     7.  INVESTMENTS:

         As discussed in Note 1, effective September 30, 1993, the
Company
         adopted the provisions of SFAS No. 115, "Accounting for Certain
         Investments in Debt and Equity Securities." To facilitate the adoption of SFAS No. 115, the Company restructured its investment portfolio to better match the average terms of its investments in debt securities with those of its debentures and annuities. During the year ended September 30, 1994, the Company established
         a "trading" portfolio.  However, at September 30, 1995 and
1994,
         there were no investments remaining in the trading portfolio.

         The Company is authorized by its Board of Directors, subject to certain limitations, to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio. The futures transaction is intended to reduce the risk associated with price movements for a balance sheet asset, primarily investment securities. The insurance subsidiaries sell
         securities "short" (the sale of securities which are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk, or to take a trading position in an attempt to benefit from an anticipated movement in the financial markets. There were no open
         short sales transactions at September 30, 1995 or 1994.

         The Company also purchases collateralized mortgage obligations
         (CMOs) for its investment portfolio. Such purchases have been limited to tranches that perform in concert with the underlying mortgages; i.e., improving in value with falling interest rates and declining in value with rising interest rates.  The
Company
         has not invested in "derivative products" that have been struc-
         tured to perform in a way that magnifies the normal impact of changes in interest rates or in a way dissimilar to the movement
         in value of the underlying securities. During the year ended September 30, 1995, the Company entered into financial futures
         contracts to hedge its interest rate risk on certain held-to-maturity debt securities with remaining contractual terms of approximately eight years against a potential increase in interest
         rates. After entering into the financial futures contracts, interest rates declined which resulted in a $1.6 million loss associated with such contracts. The hedging loss has been deferred and is being amortized over the contractual term of the
         hedged debt securities using the interest method. The remaining unamortized hedging loss at September 30, 1995 was approximately
         $1,556,000. At September 30, 1995 and 1994, the Company was not a
         party to any derivative financial investments.

         A summary of carrying and estimated market values of investments at September 30, 1995 and 1994 is as follows:

           AVAILABLE-FOR-SALE
1995
                                      --------------------------------
---------------------------
                                                         Gross
  Gross          Estimated
                                        Amortized     Unrealized
Unrealized      Market Values
                                          Costs          Gains
 Losses      (Carrying Values)
                                      ------------   ------------   --
----------   -----------------
         Government backed bonds      $ 15,626,072   $         --   $
  (275,286)     $ 15,350,786
         Corporate bonds                15,627,468         12,621
  (143,083)       15,497,006
         Utility bonds                     999,346             --
   (17,158)          982,188
                                      ------------   ------------   --
----------      ------------
         Totals                       $ 32,252,886   $     12,621   $
  (435,527)     $ 31,829,980
                                      ============   ============
============      ============
            HELD-TO-MATURITY
1995
                                      --------------------------------
---------------------------
                                        Amortized
                                          Costs          Gross
  Gross
                                        (Carrying     Unrealized
Unrealized        Estimated
                                         Values)         Gains
 Losses        Market Values
                                      ------------   ------------   --
----------   -----------------
         Government backed bonds      $ 71,323,272   $     46,942   $
(3,901,292)     $ 67,468,922
         Corporate bonds                68,659,432          6,337
(1,084,387)       67,581,382
         Utility bonds                  10,653,392             --
  (261,680)       10,391,712
         Mortgage backed bonds          37,437,446             --
  (815,577)       36,621,869
                                      ------------   ------------   --
----------      ------------
         Totals                       $188,073,542   $     53,279   $
(6,062,936)     $182,063,885
                                      ============   ============
============      ============

           AVAILABLE-FOR-SALE
1994
                                      --------------------------------
---------------------------
                                                         Gross
  Gross          Estimated
                                        Amortized     Unrealized
Unrealized      Market Values
                                          Costs          Gains
 Losses      (Carrying Values)
                                      ------------   ------------   --
----------   -----------------
         Government backed bonds      $ 66,222,683                  $
(2,604,512)     $ 63,618,171
         Corporate bonds                25,151,875   $     33,567
  (710,150)       24,475,292
         Utility bonds                     999,109
   (60,206)          938,903
                                      ------------   ------------   --
----------      ------------
         Total fixed maturities         92,373,667         33,567
(3,374,868)       89,032,366
         Equity securities                  47,700
    (9,200)           38,500
                                      ------------   ------------   --
----------      ------------
         Totals                       $ 92,421,367   $     33,567   $
(3,384,068)     $ 89,070,866
                                      ============   ============
============      ============

            HELD-TO-MATURITY
1994
                                      --------------------------------
---------------------------
                                        Amortized
                                          Costs          Gross
  Gross
                                        (Carrying     Unrealized
Unrealized        Estimated
                                         Values)         Gains
 Losses        Market Values
                                      ------------   ------------   --
----------   -----------------
         Government backed bonds      $ 75,336,893   $     33,048   $
(7,989,247)     $ 67,380,694
         Corporate bonds                75,334,252         18,488
(3,867,922)       71,484,818
         Utility bonds                  10,698,231          2,089
  (706,443)        9,993,877
         Mortgage backed bonds          38,810,623          3,335
(2,933,099)       35,880,859
                                      ------------   ------------   --
----------      ------------
         Totals                       $200,179,999   $     56,960
$(15,496,711)     $184,740,248
                                      ============   ============
============      ============

         All bonds held at September 30, 1995 and 1994 were performing in accordance with their terms.

         Net unrealized losses, net of deferred federal income taxes, of approximately $279,000 and $2,233,000, respectively, on the available-for-sale portfolio at September 30, 1995 and 1994 are
         reported as a separate component of stockholders' equity.
During
         the year ended September 30, 1994, the Company transferred approximately $79,000,000 of investments from the available-
for-
         sale portfolio to the held-to-maturity portfolio. At the date of transfer, these investments had net unrealized losses of approximately $1,060,000 before income taxes. These unrealized
         losses are being amortized over the term of the investments transferred using the interest method. At September 30,
1995, the
         remaining unamortized loss of approximately $550,000, net of deferred income taxes, is reported as a reduction of stockholders'
         equity.

         The following individual investments (excluding U.S.
government
         bonds) held by the Company at September 30, 1995 and 1994, were in excess of ten percent of stockholders' equity:


Carrying
         Issuer
Amount
         ---------------------                                 -------
----
         1995:
         -----
           Mortgage-backed bonds:
             Countrywide Funding Corp.                         $
4,821,305
             Chase Mortgage Finance Corp.
4,992,835
             Prudential Home Mortgage Securities (two issues)
7,350,343
             Residential Funding Mortgage Securities
               (three issues)
14,450,307

         1994:
         -----
           Corporate bonds:
             FBTLC Trust II (private placement)                $
3,964,807
             International Lease Finance (three issues)
4,048,417
             Nations Bank Corp.
3,489,827

           Mortgage-backed bonds:
             Countrywide Funding Corp.                         $
4,886,641
             Chase Mortgage Finance Corp.
4,997,008
             Prudential Home Mortgage Securities (two issues)
7,987,723
             Residential Funding Mortgage Securities
               (three issues)
14,531,974

         The amortized costs and estimated market values of held-to-maturity and available-for-sale debt securities at September
30,
         1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers
         may have the right to call or prepay obligations with or without call or prepayment penalties.

         Available-for-sale debt securities:
                                                 Amortized
Estimated
                                                   Cost       Market
Values
                                               ------------   --------
----
           Due in one year or less             $  7,169,073   $
7,096,165
           Due after one year through five
             years                               15,505,072
15,279,732
           Due after five years through
             ten years                            9,578,741
9,454,083
                                               ------------   --------
----
                                               $ 32,252,886   $
31,829,980
                                               ============
============
         Held-to-maturity debt securities:
                                                 Amortized
Estimated
                                                   Cost       Market
Values
                                               ------------   --------
----
           Due in one year or less             $ 27,951,844   $
27,724,929
           Due after one year through five
             years                               59,064,146
57,878,462
           Due after five years through
             ten years                           62,326,578
58,505,552
           Due after ten years                    1,293,528
1,333,073
                                               ------------   --------
----
                                                150,636,096
145,442,016
           Mortgage-backed bonds                 37,437,446
36,621,869
                                               ------------   --------
----
                                               $188,073,542
$182,063,885
                                               ============
============

         The Company intends to maintain an available-for-sale portfolio which may be shifted between investments of differing types and maturities to attempt to maximize market returns without assuming unacceptable levels of credit risk. Future purchases assigned to the held-to-maturity portfolio will be to replace maturing investments, or increase the overall size of the portfolio
(while
         maintaining its overall composition).

         In accordance with a Special Report issued on November 15, 1995 by the Financial Accounting Standards Board, the Company reassessed and reclassified held-to-maturity debt securities with a carrying value of approximately $72,500,000 to the available-for-sale classification. At the date of the transfer, the debt securities
         were valued at fair value of approximately $72,000,000. The difference between the carrying value and fair value of the reclassified debt securities at the date of transfer of approximately $500,000 is being amortized over the remaining contractual term of the securities using the interest method.

     8.  DEBT PAYABLE:

         At September 30, 1995 and 1994, debt payable consists of the following:

                                                     1995
1994
                                                 -----------   -------
----
         Reverse repurchase agreements with
           various securities brokers,
           interest at 4.3% to 5.25% per
           annum; due on October 3, 1994;
           collateralized by $64,000,000
           in U.S. Treasury bonds
$60,730,000

         Reverse repurchase agreements with
           various securities brokers,
           interest at 6.1% to 6.75% per annum;
           due on October 2, 1995; collater-
           alized by $25,000,000 in U.S.
           Treasury bonds                        $24,131,625

         Real estate contracts and mortgage
           notes payable, interest rates
           ranging from 3% to 11%, due in
           installments through 2020;
           collateralized by senior liens on
           the Company's real estate con-
           tracts, mortgage notes and real
           estate held for sale                    1,385,568
1,366,687

         Accrued interest payable                     35,258
26,452
                                                 -----------   -------
----
                                                 $25,552,451
$62,123,139
                                                 ===========
===========

         Aggregate amounts of contractual principal payments due on debt payable at September 30, 1995 are as follows:

                 Fiscal Year Ending
                    September 30,
                 -------------------
                        1996                        $24,326,000
                        1997                            207,000
                        1998                            334,000
                        1999                            158,000
                        2000                            138,000
                     Thereafter                         389,451
                                                    -----------
                                                    $25,552,451
                                                    ===========

     9.  DEBENTURE BONDS:

         At September 30, 1995 and 1994, debenture bonds consist of the following:

           Annual             Principally
          Interest              Maturing
            Rates                  in               1995
1994
         ----------       -------------------   ------------   -------
-----
         5% to 6%         1996 and 1997         $  2,486,000   $
9,975,000
         6% to 7%         1996, 1997 and 1998      6,911,000
4,896,000
         7% to 8%         1999                    50,165,000
35,545,000
         8% to 9%         1997, 1998 and 2000     85,258,000
57,045,000
         9% to 10%        1996 and 1997           30,044,000
62,349,000
         10% to 11%       1998 and 1999            1,951,000
2,856,000
                                                ------------   -------
-----
                                                 176,815,000
172,666,000
         Compound and accrued interest            24,496,873
26,710,783
                                                ------------   -------
-----
                                                $201,311,873
$199,376,783
                                                ============
============

         Unamortized debenture issuance costs incurred in connection with the sale of debentures aggregated $3,390,744 and $3,032,875 at
         September 30, 1995 and 1994, respectively, and are included in deferred costs on the consolidated balance sheets.

         Debenture bonds at September 30, 1995 mature as follow:

                 Fiscal Year Ending
                    September 30,
                 -------------------
                        1996                       $ 24,206,000
                        1997                         46,930,000
                        1998                         49,363,000
                        1999                         39,995,000
                        2000                         38,999,000
                     Thereafter                       1,818,873
                                                   ------------
                                                   $201,311,873
                                                   ============

         At September 30, 1995, as required by Washington State regulation, the parent company could not have more than an aggregate total of
         $251,300,000 in outstanding debentures (including accrued and compound interest) and outstanding preferred stock (based on original sales price). At September 30, 1995, the Company had
         total outstanding debentures of approximately $201,312,000 and total outstanding preferred stock of approximately
$47,825,000.

     10. STOCKHOLDERS' EQUITY:

         A summary of preferred and common shares at September 30, 1995 and
         1994 is as follows:


                                                          Issued and
Outstanding Shares
                                              ------------------------
-----------------------------
                                                         1995
               1994
                                 Authorized   ------------------------
-   -------------------------
                                   Shares        Amount        Shares
       Amount        Shares
                                 ----------   -----------   ----------
-   -----------   -----------
           Preferred Stock
           Series A                750,000    $       --            --
   $       --            --
           Series B                200,000            --            --
           --            --
           Series C              1,000,000      4,417,943
441,794     4,484,423       448,442
           Series D              1,375,000      6,823,587
682,359     6,879,192       687,919
           Series E              5,000,000     10,385,576
1,038,558    10,073,295     1,007,330
                                 ---------    -----------   ----------
-   -----------   -----------
                                 8,325,000    $21,627,106
2,162,711   $21,436,910     2,143,691
                                 =========    ===========
===========   ===========   ===========

           Common Stock

           Class A                     222    $   293,417
130   $   292,121           130
           Class B                     222             --            -
-         4,500             2
                                 ---------    -----------   ----------
-   -----------   -----------
                                       444    $   293,417
130   $   296,621           132
                                 =========    ===========
===========   ===========   ===========
           Subordinate Preferred
             Stock               1,000,000    $        --            -
-   $       --            --
                                 =========    ===========
===========   ===========   ===========

         The Series E preferred stock has been issued in the following sub-
         series:

                                                          Issued and
Outstanding Shares
                                              ------------------------
-----------------------------
                                                         1995
               1994
                                              ------------------------
-   -------------------------
                                                 Amount        Shares
       Amount        Shares
                                              -----------   ----------
-   -----------   -----------
             Series E-1                       $ 7,485,783
748,578   $ 7,640,542       764,054
             Series E-2                           456,208
45,621       455,782        45,578
             Series E-3                         1,083,685
108,369     1,083,669       108,367
             Series E-4                           629,929
62,993       629,923        62,992
             Series E-5                           137,475
13,747       137,455        13,746
             Series E-6                           592,496
59,250       125,924        12,593
                                              -----------   ----------
-   -----------   -----------
                                              $10,385,576
1,038,558   $10,073,295     1,007,330
                                              ===========
===========   ===========   ===========

           PREFERRED STOCK

           Series A preferred stock has a par value of $1 per share, is cumulative and the holders thereof are entitled to receive annual dividends at the annual rate of 8.5%. Series B preferred
           stock is cumulative and the holders thereof are entitled to receive monthly dividends at the annual rate of two percentage
           points over the rate payable on six-month U.S. Treasury
Bills as
           determined by the Treasury Bill auction last preceding the monthly dividend declaration. Series C, D and E-1 are also cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate equal to the highest of the
           "Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or
           the "Twenty Year Constant Maturity Rate" determined immediately prior to declaration date.  The Board of Directors

           PREFERRED STOCK, CONTINUED

           may, at its sole option, declare a higher dividend rate; however, dividends shall be no less than 6% or greater than
14%
           per annum. Series E-2, E-3, E-4, E-5 and E-6 are also cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate of one-half of one percent
           more than the rate in effect for the E-1 series; however, dividends shall be no less than 6% or greater than 14% per annum.

           Series B, C, D and E-1 preferred stock have a par value of $10, were sold to the public for $10 and are callable at the sole option of the Board of Directors at $10.50 per share reduced proratably to $10.20 per share as of the date five years from the date of issuance. Series E-2, E-3, E-4, E-5 and E-6 preferred stock have a par value of $10 per share, were sold to
           the public at $100 per share and are callable at the sole option of the Board of Directors at $100 per share.

           All preferred stock series have liquidation preferences equal to their issue price, are non-voting and are senior to the common shares as to dividends. All preferred stock dividends are based upon the original issue price.

           At September 30, 1995, as required by state regulation, the amount of the Company's aggregate total outstanding preferred
           stock and debentures was restricted (see Note 9).

           SUBORDINATE PREFERRED STOCK

           Subordinate preferred shares, no par value, shall be entitled to receive dividends as authorized by the Board of Directors, provided that such dividend rights are subordinate and junior to
           all series of preferred stock. Subordinate preferred shares shall be entitled to distributions in liquidation in such priority as established by the Board of Directors prior to the
           issuance of any such shares. These liquidation rights shall at all times be subordinate and junior to all series of preferred stock. At September 30, 1995 and 1994, no subordinate preferred stock had been issued.

           COMMON STOCK

           Prior to September 30, 1994, Class A and B common stock had a par value of $1 per share. On September 30, 1994, the Company's
           Board of Directors authorized a 2,250:1 reverse stock split and changed the par value from $1 per share to $2,250 per share.
           All common shares reflect the reverse stock split. Class B is senior to Class A common stock as to liquidation up to the amount of the original investment. Any remaining amounts are
           then distributed pro rata to Class A and Class B common stockholders. Class B common stock has no voting rights.
All
           series of common stock are subordinate in liquidation to all series of preferred stock.

           Dividend restrictions are imposed by regulatory authorities on the insurance subsidiary in which the Company has a 96.5% or greater stock ownership interest. These restrictions are limited to the unassigned statutory surplus of the insurance
           subsidiary which totaled approximately $1,986,000 at September 30, 1995 (see Note 14).


     11. INCOME TAXES:

         The Company files a consolidated federal income tax return with all of its subsidiaries.

         The income tax effects of the temporary differences giving rise
         to the Company's deferred tax assets and liabilities as of September 30, 1995 and 1994 are as follows:
                                                            1995
                                                 ---------------------
----
                                                    Assets
Liabilities
                                                 -----------   -------
----
           Allowance for contract losses         $ 1,325,773
           Reserves on repossessed real estate       867,550
           Deferred contract acquisition costs
             and discount yield recognition
$18,224,880
           Office properties and equipment
1,529,695
           Deferred policy acquisition costs
22,653,678
           Annuity and life insurance reserves     6,395,750
           Guaranty fund reserve                   1,047,320
           Investments
1,377,602
           Tax credit carryforwards                1,115,000
           Other                                     863,898
           Net operating loss carryforwards       19,916,089
                                                 -----------   -------
----
           Total deferred income taxes           $31,531,380
$43,785,855
                                                 ===========
===========

                                                            1994
                                                 ---------------------
----
                                                    Assets
Liabilities
                                                 -----------   -------
----
           Allowance for contract losses         $ 2,089,689
           Reserves on repossessed real estate       817,425
           Deferred contract acquisition costs
             and discount yield recognition
$23,804,082
           Office properties and equipment
1,091,948
           Deferred policy acquisition costs
22,676,216
           Annuity and life insurance reserves     8,528,029
           Guaranty fund reserve                   1,031,728
           Investments
155,924
           Tax credit carryforwards                  451,000
           Other
1,417,625
           Net operating loss carryforwards       25,922,944
                                                 -----------   -------
----
           Total deferred income taxes           $38,840,815
$49,145,795
                                                 ===========
===========

         No valuation allowance has been established to reduce deferred tax assets as it is more likely than not that these assets will be realized due to the future reversals of existing taxable temporary differences.

         Following is a reconciliation of the provision for income taxes to an amount as computed by applying the statutory federal income tax rate to income before income taxes:

                                         1995         1994
1993
                                      ----------   ----------   ------
----
           Federal income taxes at
             statutory rate           $3,224,472   $2,956,219
$4,413,454
           State taxes and other        (116,575)      36,257
8,752
                                      ----------   ----------   ------
----
           Income tax provision       $3,107,897   $2,992,476
$4,422,206
                                      ==========   ==========
==========

         The components of the provision for income taxes are as follows:

                                         1995         1994
1993
                                      ----------   ----------   ------
----
           Current                    $  359,907   $  348,306
           Deferred                    2,747,990    2,644,170
$4,422,206
                                      ----------   ----------   ------
----
                                      $3,107,897   $2,992,476
$4,422,206
                                      ==========   ==========
==========

         At September 30, 1995, the Company and its subsidiaries had unused net operating loss carryforwards, for income tax purposes, as follows:


                                     Non-Life        Life
                                    Group Net    Company Net       Net
                                    Operating     Operating
Operating
         Expiring in                  Losses        Losses
Losses
         -----------               -----------   -----------   -------
----

            2001                   $ 7,947,142                 $
7,947,142
            2002                     1,498,000
1,498,000
            2003                     4,959,503
4,959,503
            2004                     7,334,008
7,334,008
            2005                     6,409,762
6,409,762
            2006                     5,612,555
5,612,555
            2007                       945,516   $   591,432
1,536,948
            2008                                  23,278,814
23,278,814
                                   -----------   -----------   -------
----
                                   $34,706,486   $23,870,246
$58,576,732
                                   ===========   ===========
===========

         Federal tax regulations require non-life net operating losses to be offset first against non-life income for the tax year and then against a maximum of 35% of taxable life income for the year, if any.

         At September 30, 1995, the Company has alternative minimum tax credits of approximately $667,000 and general business tax credit carryforwards of approximately $448,000 available to reduce regular income taxes payable.

     12. DEFERRED COSTS:

         An analysis of deferred costs related to policy acquisition
and
         debenture issuance for the years ended September 30, 1995,
1994
         and 1993 is as follows:

                                       Policy      Debenture
                                     Acquisition   Issuance
Total
                                     -----------  -----------  -------
----
           Balance at September 30,
             1992                    $65,970,636  $ 2,696,870
$68,667,506
           Deferred during the
             year:
               Commissions             5,114,640    1,786,411
6,901,051
               Other expenses          3,126,410      359,077
3,485,487
                                     -----------  -----------  -------
----
           Total deferred             74,211,686    4,842,358
79,054,044
           Amortized during
             the year                 (4,187,323)  (1,420,050)
(5,607,373)
                                     -----------  -----------  -------
----
           Balance at September 30,
             1993                     70,024,363    3,422,308
73,446,671
           Deferred during the
             year:
               Commissions             5,572,146    1,381,525
6,953,671
               Other expenses          2,493,703      510,588
3,004,291
                                     -----------  -----------  -------
----
           Total deferred             78,090,212    5,314,421
83,404,633
           Amortized during the
             year                     (7,015,570)  (1,592,987)
(8,608,557)
           Reduction upon sale
             of subsidiary                           (688,559)
(688,559)
                                     -----------  -----------  -------
----
           Balance at September 30,
             1994                     71,074,642    3,032,875
74,107,517
           Deferred during the
             year:
               Commissions             9,383,938    1,461,033
10,844,971
               Other expenses          3,587,804      280,196
3,868,000
                                     -----------  -----------  -------
----
           Total deferred             84,046,384    4,774,104
88,820,488
           Amortized during the
             year                    (10,300,547)  (1,383,360)
(11,683,907)
           Reduction upon sale
             of subsidiary            (2,614,778)
(2,614,778)
                                     -----------  -----------  -------
----
           Balance at September 30,
             1995                    $71,131,059  $ 3,390,744
$74,521,803
                                     ===========  ===========
===========

     13. LIFE INSURANCE AND ANNUITY RESERVES:

         Annuity reserves are based on the annuity contract terms.
Such
         terms call for reserves covering all principal paid plus accrued interest. Annuity contract interest rates ranged from 4.45% to
         10.65% and 3.85% to 10.4% during the years ended September
30,
         1995 and 1994, respectively. Interest assumptions used to compute life insurance reserves ranged from 5.25% to 6.5% and 5.25% to
         8.0% during the years ended September 30, 1995 and 1994, respectively.

         The Company's subsidiaries have ceded a portion of certain life insurance risks and the related premiums to other companies.
These
         insurance transactions permit the Company to recover defined portions of losses from claims on life insurance policies issued
         by the Company. The reinsured risks are treated as though they are risks for which the subsidiaries are not liable. Life insurance reserves, as reported in these financial statements, do
         not include reserves on the ceded business. The face value of life insurance policies ceded to other companies was approximately
         $62,906,000 and $69,311,000 at September 30, 1995 and 1994,
         respectively. Life insurance premiums ceded were $364,553 and
         $387,503 for fiscal 1995 and 1994, respectively. The Company is contingently liable for claims on ceded life insurance business in the event the reinsuring companies do not meet their obligations under those reinsurance agreements.

         All states in which the Company's insurance subsidiary operates have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent
         life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available
         for offset.

         The net amounts expensed by the Company's life insurance subsidiary for guaranty fund assessments and amounts estimated to
         be assessed for the years ended September 30, 1995, 1994 and
1993
         were $782,000, $192,000 and $4,142,000, respectively.  The
         Company's estimate of these liabilities is based upon updated information from the National Organization of Life and Health Insurance Guaranty Associations regarding insolvencies occurring
         during the years 1988 through 1992.  These estimates are
subject
         to future revisions based upon the ultimate resolution of the insolvencies and resultant losses. The Company does not believe
         that the amount of future assessments associated with known insolvencies after 1992 will be material to its financial condition or results of operations. The amount of estimated future guaranty fund assessment has been recorded net of a
7.75%
         discount rate applied to the estimated payment term of approximately seven years. The remaining unamortized discount
         associated with this accrual was approximately $1,132,000 at September 30, 1995.


     14. STATUTORY ACCOUNTING (UNAUDITED):

         Life insurance subsidiaries of the Company are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from generally accepted accounting principles (GAAP). Selected statutory and the
GAAP
         financial statement balances for these insurance subsidiaries as of and for the years ended September 30, 1995, 1994 and 1993 are as follows:

                                                  Statutory
GAAP
                                                 -----------   -------
----
         Stockholders' equity:

           1995                                  $43,340,817
$78,826,654
           1994                                   48,206,960
77,142,373
           1993                                   43,557,848
76,813,538

         Net income:

           1995                                  $ 2,634,919   $
2,717,893
           1994                                   12,544,070
8,449,317
           1993                                    8,556,467
8,838,248

         Unassigned statutory surplus and
           retained earnings:

             1995                                $ 1,985,817
$38,233,333
             1994                                  6,826,960
38,559,708
             1993                                  8,677,848
41,430,266

         Due to the sale of OSL during fiscal year 1995, stockholders' equity and unassigned statutory surplus and retained earnings amounts above do not include OSL at September 30, 1995.
Also, the
         1995 net income above only includes OSL through May 31, 1995.

     15. SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS:

         The following table summarizes interest costs, net of amounts capitalized and income taxes paid during the years ended
         September 30, 1995, 1994 and 1993:

                                       1995          1994
1993
                                   -----------   -----------   -------
----
         Interest, net of amounts
           capitalized             $20,214,329   $23,541,173
$21,802,951
         Income taxes                1,157,155       333,154
45,100

         Non-cash investing and financing activities of the Company during the years ended September 30, 1995, 1994 and 1993 are as follows:

                                       1995          1994
1993
                                   -----------   -----------   -------
----
         Loans to facilitate the
           sale of real estate
           held                    $34,102,247   $33,461,966
$14,954,650
         Transfers between annuity
           products                 58,012,857    22,248,418
3,770,870
         Transfer of investments
           from available-for-sale
           portfolio to held-to-
           maturity portfolio                     79,001,795
         Transfer of property from
           land, buildings and
           equipment to real
           estate held for sale
           and development           1,598,999       258,894
53,456
         Change in net unrealized
           (losses) gains on
           investments, net          2,005,960    (3,371,012)
607,182
         Conversion of investment
           in corporate bonds
           to equity securities
184,309
         Real estate held for
           sale and development
           acquired through fore-
           closure                  13,850,388    19,245,977
17,242,436
         Debt assumed upon fore-
           closure of real estate
           contracts                    16,059       129,062
557,510
         Assumption of other debt
           payable in connection
           with the acquisition of
           real estate contracts
           and mortgage notes          526,868       191,213
666,684

     15. SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS,
CONTINUED:

                                       1995          1994
1993
                                   -----------   -----------   -------
----
         Reduction in assets and
           liabilities associated
           with sale of subsidi-
           aries:
             Investment securities   9,401,577
             Real estate contracts
               and mortgage notes
               receivable           32,391,856    27,267,736
             Real estate held for
               sale                    514,889       503,000
             Allowance for losses
               on real estate
               assets                  322,548       287,439
             Deferred costs          2,620,571       688,559
             Equipment                  13,395
             Other assets              186,316        22,176
             Annuity reserves       44,558,959
             Debenture bonds and
               accrued interest                   30,111,270
             Debt payable                            120,953
             Accounts payable and
               accrued expenses      1,653,970       318,574


     16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107,
"Disclosures
         about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.
However,
         considerable judgment is necessarily required to interpret market data and to develop the estimates of fair value.
Accordingly, the
         estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
         The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair
         value amounts.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains
and
         losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

         PUBLICLY TRADED INVESTMENT SECURITIES - Fair value is determined by quoted market prices.

         REAL ESTATE CONTRACTS AND MORTGAGE NOTES RECEIVABLE - For loans, the discount rate is estimated using rates currently offered for loans of similar characteristics that reflect the credit and interest rate risk inherent in the loan. For residential mortgage
         loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates. The prepayment estimates are based upon internal historical data.

         OTHER RECEIVABLE INVESTMENTS - The fair value of other receivable investments is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for investments with similar credit ratings and similar remaining maturities.

         DEBENTURE BONDS AND DEBT PAYABLE - The fair value of debenture bonds and debt payable is based on the discounted value of contractual cash flows. The discount rate is estimated using the
         rates currently offered for debt with similar remaining maturities.

         OTHER ASSETS AND LIABILITIES - The carrying amount of financial instruments in these classifications, including insurance policy loans receivable, is a reasonable estimate of fair value.
Policy
         loans are charged interest on a variable rate subject to current market conditions, thus carrying amounts approximate fair value.

         The estimated fair values of the following financial instruments as of September 30, 1995 and 1994 are as follows:

                                                          1995
                                               -----------------------
----
                                                 Carrying
                                                  Amounts      Fair
Value
                                               ------------   --------
----
         Financial assets:
           Cash and cash equivalents           $ 31,702,599   $
31,702,599
           Investments:
             Available-for-sale securities       31,829,980
31,829,980
             Held-to-maturity securities        188,073,542
182,063,885
           Real estate contracts and mortgage
             notes receivable                   580,158,575
608,775,000
           Other receivable investments          41,591,415
45,446,000

         Financial liabilities:
           Debenture bonds - principal and
             compound interest                  198,286,390
205,004,000
           Debt payable - principal              25,517,193
25,564,000

                                                          1994
                                               -----------------------
----
                                                 Carrying
                                                  Amounts      Fair
Value
                                               ------------   --------
----
         Financial assets:
           Cash and cash equivalents           $ 29,275,716   $
29,276,716
           Investments:
             Available-for-sale securities       89,070,866
89,070,866
             Held-to-maturity securities        200,179,999
184,740,248
           Real estate contracts and mortgage
             notes receivable                   559,336,032
564,200,000

         Financial liabilities:
           Debenture bonds - principal and
             compound interest                  196,342,676
207,636,000
           Debt payable - principal              62,096,687
62,175,000

         LIMITATIONS - The fair value estimates are made at a discrete point in time based on relevant market information and information
         about the financial instruments. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.


     17. GAIN ON INSURANCE SETTLEMENT:

         In September 1992, the island of Kauai was struck by
Hurricane
         Iniki resulting in significant damage to the Company's Lawai
Beach
         Resort and other related properties.  The Company sells time share
         condominium units relating to this property.  Insurance
proceeds
         for property damage exceeded the Company's carrying value of the
         property by $4,025,543 and, accordingly, the Company
recognized
         this amount as a gain in fiscal 1993. Additional insurance proceeds of $203,691 in fiscal 1994 and $50,922 in fiscal
1995
         were received and recognized as gains in their respective fiscal years.

     18. RELATED-PARTY TRANSACTIONS:

         During the year ended September 30, 1993, the Company purchased a building from the Chairman of the Board for $350,000.
Subsequent
         to the acquisition, the Company sold the building and recognized a small gain.

         During the year ended September 30, 1993, the Company acquired the
         14% minority interest in one of its subsidiaries from the Company's Chief Executive Officer for approximately $252,000.

         At September 30, 1995, the Company had receivables from affiliates of $1,962,923 related primarily to receivable acquisitions.

         During the year ended September 30, 1995, the Company had the following related-party transactions with Summit and other affiliates since the date of their respective sales (see Note
1):

           Real estate contracts and mortgage notes
             receivable and other receivable investments
             sold to Summit and OSL                           $
42,479,766

           Contract acquisition costs charged to Summit
             and OSL on sale of real estate contracts
             and mortgage notes receivable and other
             receivable investments, including manage-
             ment underwriting fees
1,967,409

           Real estate contracts and mortgage notes
             receivable and other receivable investments
             purchased from Summit and OSL
17,098,581

           Gains on real estate contracts and mortgage
             notes receivable and other receivable invest-
             ments purchased from Summit and OSL
335,469

           Service fees paid to Summit Property Development
1,250,017

           Commissions and service fees paid to MIS
1,124,481

           Dividends paid to Summit on preferred stock
256,991

     19. PARENT COMPANY ONLY FINANCIAL STATEMENTS:

         The condensed balance sheets of Metropolitan Mortgage &
         Securities Co., Inc. ("Metropolitan" or the "parent company") at September 30, 1995 and 1994 are as follows:

                                                   1995           1994
                                               ------------   --------
----
                       ASSETS

         Cash and cash equivalents             $ 15,965,359   $
9,454,853
         Investments                              6,153,393
1,494,665
         Real estate contracts and mortgage
           notes receivable and other
           receivable investments                30,429,638
49,750,653
         Real estate held for sale and
           development                           48,574,018
39,158,411
         Allowance for losses on real
           estate assets                         (3,108,597)
(2,120,734)
         Equity in subsidiary companies         117,281,602
119,046,505
         Land, buildings and equipment, net       9,049,942
8,943,539
         Prepaid expenses and other assets,
           net                                   10,243,463
5,839,426
         Accounts and notes receivable, net         893,983
1,006,300
         Receivables from affiliates             43,812,436
26,339,624
                                               ------------   --------
----
             Total assets                      $279,295,237
$258,913,242
                                               ============
============

                     LIABILITIES

         Debenture bonds and accrued interest  $201,311,873
$199,376,783
         Debt payable                             5,645,410
1,379,089
         Accounts payable and accrued expenses    2,917,769
1,201,760
         Deferred underwriting fee income        28,849,743
24,330,286
                                               ------------   --------
----
             Total liabilities                  238,724,795
226,287,918
                                               ------------   --------
----
                 STOCKHOLDERS' EQUITY

         Preferred stock, $10 par (liquidation
           preference, $47,825,310 and
           $43,331,750, respectively)            21,627,106
21,436,910
         Subordinate preferred stock, no par             --
  --
         Common stock, $2,250 par                   293,417
296,621
         Additional paid-in capital              14,917,782
10,981,492
         Retained earnings                        4,561,554
2,745,678
         Net unrealized losses on
           investments                             (829,417)
(2,835,377)
                                               ------------   --------
----
             Total stockholders' equity          40,570,442
32,625,324
                                               ------------   --------
----
             Total liabilities and stock-
               holders' equity                 $279,295,237
$258,913,242
                                               ============
============

         Metropolitan's condensed statements of income for the years ended
         September 30, 1995, 1994 and 1993 are as follows:

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
         Revenues:
           Interest and earned discounts                 $  8,721,451
  $  8,756,861   $  8,299,933
           Fees, commissions, service and other income     21,788,065
    15,056,870     17,349,046
           Real estate sales                                4,700,560
     7,607,652      8,544,848
           Realized net gains (losses) on sales of
             investments and receivables                    1,134,510
       366,409       (478,892)
                                                         ------------
  ------------   ------------
           Total revenues                                  36,344,586
    31,787,792     33,714,935
                                                         ------------
  ------------   ------------
         Expenses:
           Interest, net                                   16,205,083
    17,616,074     18,441,790
           Cost of real estate sold                         3,719,349
     7,330,073      8,440,547
           Provision for losses on real estate assets       2,316,354
       737,042      2,345,447
           Salaries and employee benefits                  10,035,360
     9,332,118      8,672,446
           Other operating expenses                           816,134
     2,142,358      2,801,620
                                                         ------------
  ------------   ------------
           Total expenses                                  33,092,280
    37,157,665     40,701,850
                                                         ------------
  ------------   ------------
         Income (loss) from operations before income
           taxes, equity in net income of subsidi-
           aries and cumulative effect of change in
           accounting principle                             3,252,306
    (5,369,873)    (6,986,915)
         Income tax benefit (provision)                    (1,105,581)
    1,813,051      2,300,331
                                                         ------------
  ------------   ------------
         Income (loss) before equity in net income of
           subsidiaries and cumulative effect of
           change in accounting principle                   2,146,725
    (3,556,822)    (4,686,584)
         Equity in net income of subsidiaries               4,155,921
     9,034,578     12,289,642
                                                         ------------
  ------------   ------------

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
         Income before and cumulative effect of change
           in accounting principle                          6,302,646
     5,477,756      7,603,058
         Cumulative effect of change in the method of
           accounting for income taxes
                   (3,600,000)
                                                         ------------
  ------------   ------------
         Net income                                      $  6,302,646
  $  5,477,756   $  4,003,058
                                                         ============
  ============   ============

         Metropolitan's condensed statements of cash flows for the years ended September 30, 1995, 1994 and 1993 are as follows:

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
         Cash flows from operating activities:
           Net income                                    $  6,302,646
  $  5,477,756   $  4,003,058
           Adjustments to reconcile net income to net
             cash provided by (used in) operating
             activities                                    (3,909,025)
   (3,679,005)   (12,847,715)
                                                         ------------
  ------------   ------------
         Net cash provided by (used in) operating
           activities                                       2,393,621
     1,798,751     (8,844,657)
                                                         ------------
  ------------   ------------
         Cash flows from investing activities:
           Principal payments on real estate contracts
             and mortgage notes receivable                  5,069,237
    10,550,918     10,217,346
           Proceeds from sales of real estate contracts
             and mortgage notes and other receivable
             investments                                   34,946,274
           Acquisition of mortgage notes receivable       (18,449,630)
   (6,520,436)    (4,722,613)
           Proceeds from real estate sales                  1,876,900
     2,915,452      3,172,619
           Proceeds from sales of investments               7,647,099
       361,132      4,192,641

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
         Cash flows from investing activities,
           continued:
             Purchase of investments                      (12,108,637)
     (399,465)      (493,520)
             Additions to real estate held                (12,483,117)
   (7,945,133)    (4,211,017)
             Capital expenditures                            (803,302)
     (469,475)    (1,173,433)
             Net change in investment in and advances to
               subsidiaries                                (9,591,121)
    6,332,550     16,002,272
                                                         ------------
  ------------   ------------
                 Net cash provided by (used in)
                   investing activities                    (3,896,297)
    4,825,543     22,984,295
                                                         ------------
  ------------   ------------
         Cash flows from financing activities:
           Net borrowings (repayments) from banks and
             others                                         4,156,501
    (3,324,722)    (9,783,336)
           Issuance of debenture bonds                     53,120,179
    46,414,738     57,994,229
           Issuance of preferred stock                      4,513,293
     1,772,649      3,361,867
           Issuance of common stock
                       13,500
           Repayment of debenture bonds                   (48,970,828)
  (51,610,174)   (51,902,606)
           Cash dividends                                  (4,539,503)
   (3,510,338)    (3,403,443)
           Redemption and retirement of stock                (266,460)
     (775,742)       (60,936)
                                                         ------------
  ------------   ------------
                 Net cash provided by (used in)
                   financing activities                     8,013,182
   (11,033,589)    (3,780,725)
                                                         ------------
  ------------   ------------
                 Net increase (decrease) in cash and
                   cash equivalents                         6,510,506
    (4,409,295)    10,358,913

         Cash and cash equivalents at beginning of year     9,454,853
    13,864,148      3,505,235
                                                         ------------
  ------------   ------------
         Cash and cash equivalents at end of year        $ 15,965,359
  $  9,454,853   $ 13,864,148
                                                         ============
  ============   ============

         Non-cash investing and financing activities not included in Metropolitan's condensed statements of cash flows for the years
         ended September 30, 1995, 1994 and 1993 are as follows:

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
         Loans to facilitate the sale of real estate     $  2,823,660
  $  4,692,200   $  5,372,229
         Real estate acquired through foreclosure           1,219,983
     2,166,655      1,652,140
         Debt assumed with acquisition of real estate
           contracts and mortgage notes and debt assumed
           upon foreclosure of real estate contracts          113,876
        81,530      1,224,194
         Change in net unrealized gains (losses) on
           investments                                      2,005,960
    (3,371,012)       607,182


         Accounting policies followed in the preparation of the preceding condensed financial statements of Metropolitan (parent company only) are the same as those policies described in the consolidated financial statements except that the equity method was used in accounting for the investments in and net income from subsidiaries.

         At September 30, 1995 and 1994, Metropolitan's debt payable consists of the following:

                                                      1995
1994
                                                   ----------   ------
----
         Reverse repurchase agreement with a
           securities broker, interest at 6.75%
           per annum, due October 2, 1995;
           collateralized by $5,000,000 in
           U.S. Treasury bonds                     $4,606,625

         Real estate contracts and mortgage notes
           payable, interest rates ranging from
           3% to 11%, due in installments through
           2020; collateralized by senior liens
           on the Company's real estate contracts,
           mortgage notes and real estate held
           for sale                                 1,016,616
$1,352,863

         Accrued interest payable                      22,169
26,226
                                                   ----------   ------
----
                                                   $5,645,410
$1,379,089
                                                   ==========
==========

         Aggregate amounts of principal payments due on the parent company's debt payable are expected to be as follows:

                 Fiscal Year Ending
                   September 30,
                 -------------------
                        1996                   $  4,767,000
                        1997                        159,000
                        1998                        160,000
                        1999                        158,000
                        2000                        106,000
                     Thereafter                     295,410
                                               ------------
                                               $  5,645,410
                                               ============

         At September 30, 1995 and 1994, Metropolitan's debenture bonds payable consist of the following:

           Annual             Principally
          Interest              Maturing
            Rates                  in               1995
1994
          --------        -------------------   ------------   -------
-----
         5% to 6%         1996 and 1997         $  2,486,000   $
9,975,000
         6% to 7%         1996, 1997 and 1998      6,911,000
4,896,000
         7% to 8%         1999                    50,165,000
35,545,000
         8% to 9%         1997, 1998 and 2000     85,258,000
57,045,000
         9% to 10%        1996 and 1997           30,044,000
62,349,000
         10% to 11%       1998 and 1999            1,951,000
2,856,000
                                                ------------   -------
-----
                                                 176,815,000
172,666,000
         Compound and accrued interest            24,496,873
26,710,783
                                                ------------   -------
-----
                                                $201,311,873
$199,376,783
                                                ============
============

         Unamortized debenture issuance costs totaled $3,390,744 at September 30, 1995 and $3,032,875 at September 30, 1994.

         Maturities of the parent company's debenture bonds are as follows:

                 Fiscal years ending
                    September 30,
                 -------------------
                        1996                   $ 24,206,000
                        1997                     46,930,000
                        1998                     49,363,000
                        1999                     39,995,000
                        2000                     38,999,000
                     Thereafter                   1,818,873
                                               ------------
                                               $201,311,873
                                               ============

         Metropolitan had the following related party transactions with its various subsidiaries and affiliated entites:

                                                             1995
      1994           1993
                                                         ------------
  ------------   ------------
           Dividends received:
             Summit Securities, Inc.
  $  1,422,007
             Old Standard Life Insurance Company         $  1,922,000
       700,000
             Metropolitan Mortgage & Securities Co.
               of Alaska
       225,000
             Spokane Mortgage Co.                             125,000
     1,800,000   $     31,310
             Western United Life Assurance Company            288,208
     2,604,875      2,850,250
             Beacon Properties, Inc.                          360,000
       330,000      1,900,000
             Consumers Group Holding Co., Inc.                723,250
     6,791,358      3,618,865
             Metropolitan Mortgage Hawaii, Inc.
     1,770,000        650,000
             Metropolitan Investment Securities, Inc.         138,950
                      100,000
                                                         ------------
  ------------   ------------
                                                         $  3,557,408
  $ 15,643,240   $  9,150,425
                                                         ============
  ============   ============
           Fees, commissions, service and other income   $ 18,829,557
  $ 13,814,334   $15,722,046
           Interest income                                  4,152,257
     3,218,813     2,321,030

         Metropolitan charged various subsidiaries and affiliated
entities
         for underwriting fees related to contracts acquired to sell to
         these entities in the amount of $14,936,306 in 1995,
$13,248,132
         in 1994 and $10,000,000 in 1993. These amounts are deferred and recognized as income over the estimated life of the contracts.
         Amounts amortized into service fee income were $10,416,849 in 1995, $6,596,877 in 1994 and $7,770,969 in 1993.

         The underwriting fees are based upon a yield requirement established by the purchasing entity. For contracts acquired to
         sell to Western United Life Assurance Co. (Western United), one of
         Metropolitan's subsidiaries, in 1995 and 1994, the yield is guaranteed by Metropolitan through a holdback of $6,945,473
and
         $4,751,000 at September 30, 1995 and 1994, respectively. Metropolitan is liable to Western United for any losses on the
         contracts in excess of the holdback.



PART II

METROPOLITAN MORTGAGE & SECURITIES CO., INC.

Form S-2 Registration Statement

Information Not Required in Prospectus


Item 14:	Other Expenses of Issuance and Distribution

	SEC Registration Fee..........................	$17,003
	NASD Filing Fee...............................	13,000
	* Blue Sky qualification fees and expenses....	30,500
	Independent Underwriter Fee...................	59,500
	* Accounting fees and expenses................	30,000
	* Legal fees and disbursements................	20,000
	* Trustee's fees and expenses.................	5,000
	* Debenture certificates......................	2,000
	* Printing expenses...........................	30,000
	* Miscellaneous expenses......................	2,997
	Total Expenses................................	$ 210,000


	* Estimated

Item 15:	Indemnification of Directors and Officers

	Article X of the registrant's Articles of Incorporation provides as follows:

	Any person made a party to any civil or criminal action, suit, or proceeding by reason of the fact that he, his testator or intestate is, or was, a director, officer or employee of this corporation or of any other corporation which he served as such at the request of this corporation, shall be indemnified by the corporation against reasonable expenses, including, without limitation, attorney's fees and amounts paid in satisfaction of judgment or in settlement, other than amounts paid to the Corporation by him, actually and necessarily incurred by or imposed upon him in connection with, or resulting from the defense of such civil or criminal action, suit or proceedings, or in connection with or resulting from any appeal therein, except in relation to matters as to which it shall be adjudged in such civil or criminal action, suit or proceeding that such officer, director, or employee is liable by reason of his willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the case of a criminal action, suit or proceeding, a conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial) shall not of itself be deemed an adjudication that such officer, director, or employee is liable for negligence or misconduct in the performance of his duties to the corporation. Such right of indemnification shall not be exclusive of any other right which such officers, directors, and employees of the corporation, and the other persons above mentioned, may have or hereafter acquire and, without limiting the generality of such statement, any such director, officer, employee or other person shall be entitled to any rights of indemnification under any Bylaw, agreement, vote of stockholders, provisions of law or otherwise, as well as their rights under this Article."

Item 16.	Exhibits and Financial Statement Schedules

	(a)	Exhibits

		1(a).	Selling Agreement between Metropolitan and Metropolitan
Investment Securities, Inc. dated as of August 14,
1980 (Exhibit l(a) to Registration No. 2-70595).

		1(b).	Amendment to Selling Agreement between Metropolitan and
Metropolitan Investment Securities, Inc. dated as of
August 14, 1980, (Exhibit l(b) to Registration No.
2-70595).

		1(c)(i).	Selling Agreement between Metropolitan and Metropolitan
Investment Securities, Inc., dated as of December 21,
1984, with respect to Installment Debentures, Series
I (Exhibit 1(c) to Registration No. 2-95146).

		1(d).	Amendment to Selling Agreement between Metropolitan and
Metropolitan Investment Securities, Inc. dated as of
January 10, 1989.  (Exhibit 1(f) to Registration No.
33-25700).

		1(e).	Selling Agreement between Metropolitan and Metropolitan
Investment Securities, Inc. dated as of January 31,
1990.  (Exhibit 1(c) to Registration No. 33-32586).

	*1(f)(ii).	Form of Selling Agreement between Metropolitan and
Metropolitan Investment Securities, Inc. with respect to Preferred Stock Series E-6.

		*1(g)(i).	Form of Agreement to Act as "Qualified
IndependentUnderwriter," between Metropolitan,
Metropolitan Investment Securities, Inc. and Welco
Securities, Inc. with respect to Debentures to be registered.

		*1(g)(ii).	Form of Agreement to Act as "Qualified Independent
Underwriter," between  Metropolitan, Metropolitan
Investment Securities, Inc. and Welco Securities,
Inc. with respect to Preferred Stock to be registered.

		*1(h)(i).	Form of Pricing Opinion of Welco Securities, Inc. with
respect to Debentures to be registered.

	*1(h)(ii).	Form of Pricing opinion of Welco Securities with
respect to Preferred Stock to be registered.

		1(i)(i).	Form of Selected Dealer's Agreement with respect to
Debentures filed as Exhibit 1(h) to Registration No.
33-57398.

		1(i)(ii).	Form of Selected Dealer's Agreement with respect to
Preferred Stock filed as Exhibit 1(h) to Registration
No. 33-57396.

		4(a).	Indenture, dated as of July 6, 1979, between
Metropolitan and Seattle-First National Bank, Trustee
(Exhibit 3 to Metropolitan's Annual Report on Form
10-K for fiscal 1979).

		4(b).	First Supplemental Indenture, dated as of October 3,
1980, between Metropolitan and Seattle-First National
Bank, Trustee (Exhibit 4 to Metropolitan's Annual
Report on Form 10-K for fiscal 1980).

		4(c).	Second Supplemental Indenture, dated as of November 12,
1984, between Metropolitan and Seattle-First National
Bank, Trustee (Exhibit 4(d) to Registration No.
2-95146).
		4(d).	Statement of Rights, Designations and Preferences of
variable rate cumulative Preferred Stock, Series E-6.
 (Exhibit 4 (l) to Registration No. 33-51905)

		  4(e).	Form of Variable Rate Cumulative Preferred Stock
Certificate.  (Exhibit 4(m) to Registration No.
				33-51905).

		  4(f).	Form of Investment Debenture Series II Certificate.
(Exhibit 4(n) to Registration No. 33-51905)

		  4(g).	Form of Installment Debenture Series I Certificate.
(Exhibit 4(o) to Registration No.33-59105)

		*5(a).	Form of Opinion of Susan A. Thomson, Attorney at Law, as
to validity of Investment Debentures.

		*5(b).	Form of Opinion of Susan A. Thomson, Attorney at Law, as
to validity of Preferred Stock.

		7.	Opinion re liquidation preference.  See Exhibit 5(b).

		9.	Irrevocable Trust Agreement (Exhibit 9(b) to
Registration No. 2-81359).

		11.	Statement Indicating Computation of Per-Share Earnings.
 (SEE "CONSOLIDATED FINANCIAL STATEMENTS".)

		*12.	Statement setting forth computations of ratios of
earnings to combined fixed charges and preferred stock dividends.

		*24(a)(i).	Consent of Coopers & Lybrand, Independent Public
Accountants.

		24(b).	Consent of counsel.  Reference is made to Exhibit 5(a)
and (b).

		*25.	Statement on Form T-1 of Seattle-First National Bank.
			(Exhibits to this Exhibit have been filed in paper pursuant to a continuing hardship exemption granted
January 24, 1994).

		*27.	Financial Data Schedules.

* Filed herewith.

Item 17.	Undertakings

	(a)	The undersigned registrant hereby undertakes:

		(1)	To file, during any period in which offers or sales are
being made, a post-effective amendment to this registration statement:

			(i)	To include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

			(ii)	To reflect in the prospectus any facts or events
arising after the effective date of the
registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

			(iii)	To include any material information with respect to
the plan of distribution not previously
disclosed in the registration statement or any
material change to such information in the
registration statement;

		(2)	That, for the purpose of determining any liability under
the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering.

	(b)	Insofar as indemnification for liabilities arising under the
Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant has reasonable grounds to belienve that it meets all requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 16th day of January, 1996.

                       METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                       By /s/ C. PAUL SANDIFUR, JR.

                       _____________________________________________
                       C. Paul Sandifur, Jr., Chief Executive Officer

	Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

/s/ C. PAUL SANDIFUR, JR.	President, Chief Executive
	Officer, Chairman of the Board	1/16/96

________________________
C. Paul Sandifur, Jr.

/s/ Bruce J. Blohowiak	Executive Vice President, Chief
	Operating Officer, Director	1/16/96
________________________

/s/ ERNEST JURDANA	Vice President 	1/16/96
   	(Principal Financial Officer)
________________________
Ernest Jurdana

/s/ REUEL SWANSON	Secretary and Director	1/16/96


________________________
Reuel Swanson

/s/ STEVEN CROOKS	Controller and Vice
		President	1/16/96
 ________________________
Steven Crooks



GRAPHS APPENDIX

1.	A circular diagram with an arrow from one paragraph to the next, depicting how the investor's proceeds are used. The graphic contains the following introductory statement: "The following diagram depicts a standard model for how an investor's money is used by Metropolitan for investment in Receivables. This model is for illustrative purposes, and is not intended to be exhaustive. It is qualified in its entirety and should be read in conjunction with the detailed information provided elsewhere in the prospectus."

The graphic includes the following paragraphs within the circular diagram. The diagram contains an arrow from one paragraph to the next: Election is made to invest/reinvest in Preferred Stock. Metropolitan invests the money in Receivables secured by real estate. The Receivable obligors make principal and interest payments to Metropolitan. Some of the money received as payment is used to finance the cost of doing business. Dividend payments are paid or reinvested at the direction of the investor.

The graphic contains the following statement in bold in the center of the circular diagram: DIAGRAM SHOWING HOW INVESTORS' MONEY IS USED IN THE PURCHASE OF RECEIVABLES.

2.	Two graphs depicting how Metropolitan earns a greater yield on a
Receivable through purchasing the Receivables at a discount from the face amount. Both graphs have a vertical axis which show
Metropolitan's investment in the receivable, the face value and the interest earned. The horizontal axis shows years. A line is drawn from each of the three points on the vertical axis, sloping down to the 15 year mark on the horizontal axis. The areas between these lines are identified as A, B and C.

The first graph contains the following explanatory heading:
Receivable Purchased At a Discount - Example of a $50,000 Receivable purchased at a discount. Interest rate is 10%, term is 15 years.
Metropolitan pays A and receives B &C as income.

The second graph contains the following explanatory heading:
Receivable Purchased Without a Discount  -  Example of a $50,000
Receivable purchased without a discount. Interest rate if 10%, term is 15 years. Metropolitan pays A & B, and receives C as income.

3.	This page contains three pie charts with the following headings and breakdowns in the charts:

	a.	Distribution of Receivable By Collateral Type (September 30,
1995)

		Residential		82%
		Commercial			8%
		Farms, land
		Other				10%

	b.	Distribution of Receivables (collateralized by real estate)
By Security Position (September 30, 1995)

		First Lien Position		99%
		Second Lien or Lower
			Position			1%

	c.	Distribution of Assets

		Cash and Cash
			Equivalents			3%
		Investments				21%
		Receivables Collateralized
		 by real estae				54%
		Other Receivables (structured
		 settlements, lotteries and
		 annuities)				 4%
		Real Estate Held			8%
		Deferred Costs				7%
		Other						3%

4.	This graph contains a map of the United States and indicates the branch and headquarter offices and identifies the percent of distribution of the principal amount of Receivable investments
(collateralized by real estate) as of September 30, 1995 by state, for the states with 1% or more invested.

	The following amounts are shown for the following states:

		Washington			17.1%
		Oregon			5.4%
		California			10.3%
		Arizona			8.4%
		Idaho				2.5%%
		New Mexico			3.2%
		Texas				11.3%
		Colorado			1.1%
		Michigan			2.1%
		Georgia			1.6%
		Florida			5.6%
		New York			3.2%
		Hawaii			4.8%
		Minnesota			1.1%
		Nevada			1.1%